As filed with the Securities and Exchange Commission on January 25, 2005
Registration No. 333-120621

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Emageon Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	63-1240138
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Emageon Inc.

1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig A. Parker

Emageon Inc.
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Daniel T. Falstad Martin R. Tilson Matthew S. Morrison Kilpatrick Stockton LLP 1100 Peachtree Street Atlanta, Georgia 30309 (404) 815-6500 Telephone (404) 815-6555 Facsimile	J. Vaughan Curtis A. Josef DeLisle Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000 Telephone (404) 881-7777 Facsimile

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price	Registration Fee(2)

Common Stock, $.001 par value per share	5,750,000	$15.00	$86,250,000	$10,828(3)

(1)	Includes shares the underwriters have an option to purchase to cover over-allotments, if any, and reflects a 1.0-for-8.25 reverse stock split to be effected prior to the closing of the offering.

(2)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.

(3)	In connection with the filing of the initial registration statement, $9,503 was paid in connection with the registration of $75,000,000 of securities at the then applicable filing fee rate of $126.70 per million. In connection with the filing of this Amendment No. 2, an additional $1,325 is being paid in connection with the registration of $11,250,000 of securities at the applicable filing fee rate of $117.70 per million.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION, DATED JANUARY 25, 2005
5,000,000 Shares

Common Stock

       This is Emageon Inc.’s initial public offering. We are offering 5,000,000 shares of common stock. We currently expect the initial public offering price of our common stock to be between $13.00 and $15.00 per share.

       Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq National Market under the symbol “EMAG”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Emageon Inc. (before expenses)	$	$

Delivery of the shares of common stock will be made on or about                     , 2005.

       Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       We have granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments of shares on the same terms and conditions, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities	Piper Jaffray

Raymond James	Friedman Billings Ramsey

The date of this prospectus is                     , 2005.

Enterprise
Advanced Visualization for Medical Imaging

EMAGEON

Our advanced visualization software provides physicians across the enterprise in multiple clinical departments and facilities with tools to manipulate, navigate within and compare two- and three-dimensional images from multiple medical imaging devices.

       You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

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ii

PROSPECTUS SUMMARY

       You should carefully read the following summary together with the more detailed information regarding us and our common stock being sold in this offering, including “Risk Factors” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. References in this prospectus to “we”, “us” and “our” are references to Emageon Inc. and our subsidiary, unless the context requires otherwise.

EMAGEON INC.

       We provide an enterprise-level information technology solution for the clinical analysis and management of digital medical images within health care provider organizations. Our solution consists of advanced visualization and image management software, comprehensive support services and third-party components. Our web-enabled advanced visualization software provides physicians across the enterprise — in multiple medical specialties and at any network access point — with tools to manipulate and analyze images in two dimensions (2D) and three dimensions (3D). We enable physicians to better understand internal anatomic structure and pathology, which can improve clinical diagnoses, disease screening and therapy planning. We believe our solution improves physician productivity and patient care, enhances customer revenue opportunities, automates complex medical imaging workflow, and maximizes our customers’ return on investment in capital equipment and clinical information systems.

       We sell our solution to multi-hospital networks, community hospitals, physician clinics and diagnostic imaging centers, which produce growing volumes of medical imaging data that must be analyzed, managed and stored efficiently and cost-effectively. We focus on developing corporate-level relationships with large multi-facility organizations, which result in substantial cross-selling opportunities and represent an important competitive advantage for us. Since our first commercial implementation in December 2000, we have implemented our solution at facilities affiliated with some of the largest multi-facility health care providers in the U.S. Our customers with ten or more facilities include Allina Hospitals and Clinics, Ascension Health, Aurora Health Care, BJC Healthcare, Baptist Health System, Inc., Catholic Healthcare West, Kaiser Foundation Hospitals and Sisters of Mercy Health Systems.

       As of December 31, 2004, we had $118.3 million in contracted backlog, consisting primarily of fees for contracted future installations and for the support of existing installations, compared with a contracted backlog of $82.7 million at December 31, 2003. During the fourth quarter of 2004, we recognized $16.2 million of revenue, which approximated the amount of revenue we expected to recognize from backlog during the quarter. We expect to recognize approximately $49.9 million from our current contracted backlog during fiscal year 2005 and approximately $68.4 million subsequent to 2005.

Our Market Opportunity

       We believe the rapid expansion in the number and complexity of medical images and the need to automate complex, manual workflow are driving health care providers to invest in systems that maximize their return on capital investments in expensive imaging devices and clinical information technology. We facilitate the convergence of imaging technology and clinical automation at the enterprise level by enhancing analysis, integration and automation of medical imaging data.

       Based on industry data, we believe more than 500 million imaging procedures were performed in the U.S. in 2003, producing as much as 12.5 billion megabytes of data. Healthcare providers need digital infrastructure, storage and image management capabilities to alleviate the strain on operations created by medical image records.

       Frost & Sullivan, an independent research firm, estimates in a 2004 report that the total U.S. medical imaging market, including capital equipment and technology, will reach $12.6 billion in 2004. They report that information technology spending associated with medical imaging accounted for approximately 15% of the total medical imaging market in 2003 and estimate that it will grow at an average compound annual growth rate of 15% from 2002 through 2008. Moreover, a recent study by the Health Financial

Management Association, an independent research firm, found that 71% of U.S. hospitals plan to make capital expenditures for digital radiography systems in the next five years.

       We believe the following factors have collectively increased the demand for our solution and will continue to drive substantial market growth in the future:

•	increasing number of imaging exams due to the aging U.S. population and accelerating physician use of advanced imaging;

•	growing data volume and complexity due to technological advancements;

•	physician demand for visualization tools that improve diagnosis and treatment planning; and

•	need to integrate medical images into electronic health records efficiently.

       We do not believe either existing film-based workflow or department-level Picture Archive and Communications Systems (PACS), which individual hospital departments use for the archival and viewing of digital medical images, meet this growing market demand.

Our Solution

       Our enterprise-level information technology solution for the clinical analysis and management of digital medical images includes the following key attributes:

•	Single-Source, Enterprise-Level Image Management. Our solution provides a single data repository for medical images created by digital imaging devices from multiple clinical departments and related patient data across a single or multi-facility enterprise. Our solution integrates with our customers’ existing clinical information and administrative systems, serving as the patient’s visual medical record repository, reducing the risk of billing errors and lowering the average cost per exam through automation of complex and manual film-based imaging workflow.

•	Advanced Clinical Visualization Technology. Our advanced visualization software allows physicians to create 2D and 3D views of human anatomy based on imaging device data output and to manipulate, navigate within and compare imaging exams in order to better visualize and understand internal anatomic structure and pathology. Our visualization tools enhance the clinical value of medical images and enable physicians to improve diagnostic and treatment capabilities.

•	Open Standards-Based Software. We believe our use of open standards has enabled us to design software that stores and manages information faster and with fewer hardware resources than competitive systems, a benefit we believe is becoming increasingly important as the data size of many imaging exams grows. Use of open standards, such as the widely-accepted Digital Imaging and Communications in Medicine framework (DICOM) standard for medical image storage and workflow management, enables us to integrate our solution relatively quickly and easily with our customers’ existing information systems and capital equipment.

•	Effective Implementation, User Adoption and Support Services. We believe the quality of our implementation, user adoption and support services helps to differentiate us from our competition. We provide dedicated, on-site personnel and resources to ensure timely implementation, maximize user adoption and deliver on-going specialized customer support. We believe our services enable our customers to realize the full value of our solution, while facilitating high-quality customer relationships and cross-selling opportunities.

Our Growth Strategy

       Our goal is to become the industry leader in enterprise-level information technology solutions for the clinical analysis and management of digital medical images and related patient data. Key elements of our growth strategy include:

•	Expand Our Market Share by Attracting New Customers. We believe a full range of health care organizations, from stand-alone imaging centers to multi-site hospital systems, represent a largely underserved market for our solution. As we pursue new customers, we intend to continue focusing our efforts on the large, multi-site health care providers that typically recognize the greatest benefits and fastest return on an investment in our solution and represent our largest individual sales opportunities.

•	Increase Penetration With Existing Customers. We believe our successful relationships with existing multi-facility health care customers will allow us to expand our penetration within those organizations and to sell additional functionality, such as advanced visualization tools for image-intensive medical specialties, to these customers. As of September 30, 2004, we had customer relationships with 15 multi-facility health care providers that control over 250 hospitals. Our initial contracts with these customers often provide for implementation at only a portion of the facilities managed by the parent company. We believe there are significant opportunities to expand our installed base at facilities that are part of multi-facility systems in which we have some level of customer relationship with the parent company or with an individual facility within the multi-facility system.

•	Enhance Our Product Offerings. We believe developing additional functionality for our existing software, including improved advanced visualization products for multiple specialties such as orthopedics, cardiology and pathology, will further strengthen our position in the market. We also intend to continue developing workflow automation and integration software to improve and speed integration with existing clinical and administrative information systems.

•	Continue to Deliver Superior Implementation, User Adoption and Support Services. We expect to continue to develop and refine new services to provide our customers with the highest level of services available and to provide us with a base of recurring revenue. We believe delivering superior services will enable us to grow our market share, enhance our existing customer relationships and help us effectively compete.

•	Maintain Our Open Standards Focus. We focus on open standards to lower our development costs, accelerate our time to market, lower our customers’ total cost of ownership and improve speed and quality of our solution’s integration.

Corporate Information

       We were founded in December 1998 as an Alabama corporation and reincorporated in Delaware in January 2000. Our principal executive office is located at 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242, and our telephone number is (205) 980-9222. Our corporate website is www.emageon.com. Information contained on our website is not part of this prospectus.

       Emageon®, UltraVisual®, UltraStructure™, UltraConnect™ and our logo are our trademarks or service marks. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	19,607,873 shares

Use of proceeds	We plan to use the net proceeds of this offering to repay $4.0 million of our outstanding subordinated debt and for general corporate purposes, including working capital, research and development, sales and marketing, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of or investment in businesses, products and technologies that are complementary to our offerings.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	EMAG

      The foregoing information as to the number of shares of our common stock to be outstanding after this offering is based on 14,607,873 shares outstanding as of December 31, 2004, and:

•	excludes an aggregate of 2,166,901 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of December 31, 2004 at a weighted average exercise price of $ 4.46 per share;

•	excludes an aggregate of 166,394 additional shares of common stock reserved and available for future issuance under our employee stock plans as of December 31, 2004 and an aggregate of 3,750,000 additional shares of common stock to be reserved and available for future issuance under equity incentive stock plans to be adopted prior to or concurrently with the closing of this offering;

•	excludes an aggregate of 89,629 additional shares of common stock issuable upon the exercise of existing warrants to purchase common stock as of December 31, 2004 at a weighted average exercise price of $4.22 per share;

•	includes an aggregate of 10,827,408 shares of common stock issuable upon the automatic conversion of outstanding shares of our preferred stock into shares of our common stock upon closing of the offering; and

•	includes an aggregate of 900,041 shares of common stock issuable upon the exercise of warrants to purchase common stock, which warrants are required to be exercised upon the closing of the offering.

       Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus (except the audited financial statements starting on page F-1) assumes that the underwriters’ over-allotment option will not be exercised, gives effect to the completion of a 1.0-for-8.25 reverse split of our common stock, assumes that the warrants to purchase 900,041 shares of common stock required to be exercised at closing will be exercised for cash and assumes the amendment of our certificate of incorporation and bylaws, each of which is expected to occur prior to or concurrently with the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

       The following table sets forth our summary historical consolidated and our as adjusted financial data for the periods indicated. The historical consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 and historical consolidated balance sheet data as of December 31, 2002 and 2003 and September 30, 2004 are derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected consolidated financial data for the nine months ended September 30, 2003 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited summary consolidated financial data include, in the opinion of management, all adjustments that are necessary for a fair presentation of the results for the interim unaudited periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

			Nine Months Ended
	Year Ended December 31,		September 30,

	2002	2003(1)	2003(1)	2004(1)

	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$12,619	$23,291	$14,095	$29,556
Cost of revenue	10,356	17,720	11,617	20,802

Gross profit	2,263	5,571	2,478	8,754
Total operating expenses	9,988	16,081	11,278	16,311

Operating loss	(7,725)	(10,510)	(8,800)	(7,557)
Interest expense, net	601	850	640	713

Net loss	$(8,326)	$(11,360)	$(9,440)	$(8,270)

Basic and diluted net income (loss) per share data:
Net loss per share:
Basic and diluted	$(6.33)	$(5.76)	$(5.19)	$(3.24)
Weighted average shares outstanding:
Basic and diluted	1,314,238	1,973,108	1,819,224	2,549,124
Pro forma basic and diluted net loss per common share		$(0.79)		$(0.57)
Shares used to compute pro forma basic and diluted net loss per common share(2)		14,457,312		14,592,173

Selected Cash Flow Data:
Cash provided by (used in) operations	$(7,847)	$(2,376)	$(5,085)	$1,697

Other Data (unaudited):
Contracted backlog(3)	$55,403	$82,693	$63,509	$117,645

	As of December 31,		As of September 30, 2004

	2002	2003	Actual	As Adjusted(4)

	(Dollars in thousands)
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents	$2,242	$2,340	$5,022	$69,413
Total assets	24,990	29,050	38,930	103,180
Total debt and capital lease obligations	10,260	8,467	10,010	6,740
Convertible preferred stock	25,765	37,589	37,639	—
Total stockholders’ (deficit) equity	(20,508)	(23,535)	(30,442)	67,409

(1)	On May 30, 2003, we merged with Ultravisual Medical Systems Corporation, which was accounted for as a purchase under Statement of Financial Accounting Standards No. 141, Business Combinations. Accordingly, the results of operations of Ultravisual Medical Systems Corporation have been included in the accompanying consolidated financial statements since the date of acquisition. For more information, see Note 3 of the notes to our consolidated financial statements.

(2)	The pro forma per share amounts in the consolidated statement of operations table give effect, upon completion of this offering, to the automatic conversion of our outstanding preferred stock into common stock as of the respective dates of issuance, the required exercise of warrants to purchase common stock as of the respective dates of issuance and the issuance of shares of common stock to former stockholders of Ultravisual Medical Systems Corporation as of the dates of issuance as follows:

	Year Ended	Nine Months Ended
	December 31, 2003	September 30, 2004

Shares used above	1,973,108	2,549,124
Conversion of Preferred Stock	10,827,408	10,827,408
Exercise of Warrants	772,452	900,041
Issuance to Ultravisual Medical Systems Corporation Shareholders	884,344	315,600

	14,457,312	14,592,173

(3)	We define contracted backlog as the aggregate dollar value of unrecognized revenue from all executed contracts at a given point in time.

(4)	Reflects the automatic conversion of the outstanding shares of our redeemable convertible preferred stock into 10,827,408 shares of common stock, the required exercise of warrants to purchase 900,041 shares of common stock, the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, resulting in estimated net proceeds of $59.1 million after deducting estimated underwriting discounts and commissions of $4.9 million and estimated offering expenses of $2.0 million payable by us, and the repayment of $4.0 million of our outstanding subordinated debt.

RISK FACTORS

      Investing in our common stock involves risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock.

Risks Related to Our Business

Our industry includes many large companies that have significantly greater resources and other competitive advantages, and we may not be able to compete successfully against these competitors.

      We compete with large, well-capitalized, multinational corporations such as GE Healthcare, Siemens Medical Solutions and Philips Medical Systems. These competitors have significantly greater brand recognition and more established distribution networks and relationships with health care providers. As our market grows, it may attract other competitors with substantial resources, such as large information technology, or IT, integration companies. Because of their greater resources, many of our existing or potential competitors can respond more quickly to new or emerging technologies or product lines and changes in customer requirements. These companies may also be able to invest more resources in research and development, strategic acquisitions, sales and marketing, and patent prosecution and litigation, and they can also finance capital equipment sales for their customers. In addition, some of our competitors bundle their image management software products with their sales of digital imaging devices at little or no extra cost. This practice may limit our opportunity to compete for customers who are also purchasing these devices. Our ability to market and sell our solution successfully to prospective customers depends, in part, on persuading these customers to separate the purchase of digital imaging devices from the selection and purchase of related software and services. Because we do not and for the foreseeable future will not have the financial resources, technical expertise, marketing, distribution and support capabilities of our competitors, we may not be able to compete successfully against our current and future competitors.

We have incurred substantial operating losses in the past and may not be profitable in the future.

      We have incurred substantial operating losses in each fiscal year since our inception in December 1998, and we may continue to incur substantial operating losses in the future. As a result of our operating losses, we had an accumulated deficit of $44.2 million at September 30, 2004. You should not consider our recent growth in quarterly revenue or contracted backlog as necessarily indicative of our future performance. In addition, we expect our sales, marketing, research and development and other operating expenses to increase in the future as we expand our business. If our revenue does not grow to offset these expected increased expenses or if our operating expenses exceed our expectations, we may not be profitable and may incur substantial additional operating losses. Our ability to achieve and maintain annual profitability will depend on, among other things, our ability to market successfully our solution, create new product offerings, respond to competitive developments and attract and retain qualified sales, technical and management employees. Even if we are able to achieve profitability, we may not be able to maintain profitable operations on an annual basis.

Our operating results may fluctuate, which makes quarterly results difficult to predict and could cause our stock price to decline or exhibit volatility.

      Our operating results may fluctuate as a result of many factors which are outside our control. Comparing our operating results on a quarter-to-quarter basis may not be meaningful, and you should not rely on our past results as an indication of future performance. Each of the following factors, among others, could cause our operating results to fluctuate from quarter to quarter:

•	Long Sales Cycle: Many of our customers are large organizations with lengthy and unpredictable purchasing processes. Because our solution is a major capital expenditure involving a multi-year commitment, it can take a significant period of time to close a sale. We typically have to educate our prospective customers on the benefits of our solution and obtain approval from senior management. Consolidation in the health care industry may also delay or extend the sales cycle for affected customers. As a result, our solution has a typical sales cycle, from the initial contact to the placing of an order, of six to nine months, and sometimes much longer. This long and unpredictable sales cycle may contribute to substantial fluctuations in our quarterly operating results.

•	Timing of Revenue: A significant portion of our revenue each quarter comes from sales made in prior periods, as we implement our solution and perform services under multi-year maintenance and support agreements with our customers. As a result, a decline in sales, client renewals, or market acceptance of our products in a particular quarter will not necessarily be reflected in revenue in that quarter and may adversely affect our revenue and profitability in future quarters. Moreover, a majority of our customers now purchase perpetual licenses from us. Unlike term licenses, where license revenue and certain implementation fees are recognized over the life of an initial term typically ranging from two to seven years, with perpetual licenses the full software license fee and associated implementation fees are recognized as revenue in the month when all revenue recognition criteria are met. Because revenue recognition may not be achieved in the period expected, our revenue could fluctuate from quarter to quarter solely due to the timing of satisfying our revenue recognition criteria.

•	Implementation Delays: Once we enter into a customer contract, our recognition of revenue from that contract depends, to a significant extent, on the timing of our implementation of the project. Customer implementation schedules may be delayed for reasons beyond our control, such as customer scheduling changes, delays in acceptance testing by customers, unusual integration issues or delays in obtaining equipment from third-party vendors. Delays in the implementation of a particular project may require us to delay the recognition of anticipated revenue from one quarter to another and may contribute to substantial fluctuations in our quarterly operating results.

      Our quarterly results also may fluctuate due to other factors, such as the timing of new product introductions and product enhancements by us or our competitors and changes in the mix of our software and third-party components, which have significantly lower gross margins, included in the systems we sell. If our revenue varies significantly from quarter to quarter, we may have difficulty managing our business, and our quarterly results could fall below expectations of investors and stock market analysts which could cause our stock price to decline or exhibit volatility.

Our failure to manage growth effectively may strain our management, personnel and other resources, which could impair our ability to meet customer requirements.

      We have grown very rapidly and must continue to add customers and employees to be successful. Our business could suffer if we fail to manage effectively our growth. From September 30, 2003 to September 30, 2004, our contracted backlog grew from $63.5 million to $117.6 million and the number of our employees increased from 148 to 190. While it is unlikely that we can continue to grow at this rate, continued growth may significantly strain our management, personnel and other resources. Simultaneously undertaking numerous projects with large multi-site health care providers could also strain our existing resources and cause our implementation and customer service to suffer. This could cause us to fail to satisfy material performance requirements under our contracts which could, under certain circumstances, permit customers to terminate their contracts with us and would adversely affect our reputation. In addition, we may use a portion of the proceeds of this offering to expand our product offerings, which may further strain our management, financial and other resources.

We depend on highly specialized personnel, and the loss or failure to identify, hire, motivate and retain additional highly specialized personnel could adversely affect our ability to grow our business.

      Our future success and the execution of our growth strategy depend on our continuing ability to identify, hire, develop, motivate and retain highly specialized personnel for technical and sales positions within our organization. For example, when hiring an advanced visualization software engineer, we generally seek individuals with advanced post-graduate degrees in specialized fields. We also must identify experienced candidates for sales positions who can effectively communicate the cost, clinical and information technology benefits of our products to multiple constituents at our target customers. Our competitors, employers in other industries, academic institutions and governmental entities and organizations also often seek persons with similar qualifications. As a result, we may not be able to identify and hire the personnel we need in a timely manner.

      In addition, to hire, motivate and retain these personnel, we believe we must provide them with a competitive compensation package, which may include stock-based incentives, such as restricted stock or stock options. Increases in shares available for issuance under our stock incentive plans generally will require stockholder approval, and our stockholders may not approve future increases. Recent changes in the accounting for stock options may cause us to issue fewer stock options and rely more on restricted stock grants instead, which may be less attractive to potential employees. If this occurs, we may find it more difficult to hire, motivate and retain highly specialized personnel, which could have a material adverse effect on our ability to grow our business.

We are dependent on our senior executive management, and the loss of any member of senior executive management may prevent us from managing and growing our businesses effectively.

      Our success depends largely on the continued service of our senior executive management, especially Mr. Jett, our Chief Executive Officer, Mr. Silva-Craig, our President and Chief Operating Officer, Mr. Gehring, our Chief Technology Officer, Mr. Pittman, our Chief Financial Officer, and Mr. Gartman, our Senior Vice President. We have entered into executive employment agreements with these key members of senior executive management. The terms of these employment agreements are two years for Mr. Jett, 18 months for Mr. Silva-Craig and one year for the other senior executives and renew automatically on a day-by-day basis thereafter unless we or the officer gives notice to stop the automatic renewal. The loss of any of our senior executive officers could have an adverse impact on our ability to manage and grow our business effectively. We cannot assure you that in such an event we would be able to replace any member of senior executive management in a timely manner, or at all, on acceptable terms.

The loss of Ascension Health or future major customers could materially and adversely affect our results of operations and financial condition because portions of our future revenues are tied to continuing relationships with significant customers.

      We have historically depended on a small number of customers for a substantial portion of our sales, and we are dependent on Ascension Health for a large portion of the revenue to come from our contracted backlog. Contracted future revenue from Ascension Health was approximately $44.2 million, or 37.6%, of our contracted backlog at September 30, 2004. In addition, our future revenue and growth significantly depend on our ability to sell add-on functionality and new products to existing multi-facility customers such as Ascension Health. As a result, the loss of Ascension Health or any other future major customers or their failure to renew maintenance and support agreements with us could have a material adverse effect on our revenue and operating results.

Our products are complex and are operated in a wide variety of network configurations, which could result in errors or product failures.

      Because our software is complex, undetected errors, failures or bugs may occur when we first introduce our products or when we release new versions. As we develop product enhancements and extensions, the complexity of our software may increase. Our products often are installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, any of which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. In the past, we have encountered failures in certain of our product offerings after their installation, and we have been required to expend significant resources to repair the problem and sustain the customer relationship. Despite testing by us and by others, errors, failures or bugs may not be found in new products or releases until after general release. The occurrence or existence of such errors, failures or bugs in our products could result in negative publicity, contract cancellations, loss of or delay in market acceptance or claims by customers or others. In addition, if an actual or perceived breach of network security occurs in one of our customers’ medical image storage systems, regardless of whether the breach is attributable to our solution, the market perception of our products and services could be harmed.

Changes in our third-party reselling arrangements may affect our revenues and our ability to deliver a complete solution which may adversely impact our revenue and cause customer dissatisfaction.

      We resell third-party components from numerous companies, including IBM Corporation, EMC Corporation and Eastman Kodak Company, as part of our solution. As the cost of third-party hardware components continues to decline, our revenue from third-party component sales and installation and, consequently, our overall revenue per individual sale may also decline. If we cease selling third-party hardware components as part of our solution or if the vendors of these products, some of whom are also competitors, curtail or delay our ability to resell them as part of our solution, we may be limited in our ability to provide our customers with a complete solution, and our revenue, profit and reputation may decline. Our implementation capabilities and performance also may be adversely affected if our customers are required to obtain the necessary third-party components on their own.

We may not be able to respond to changes in our industry, competitive technologies, changes in customer requirements or evolving industry standards, which would result in reduced revenue and profit margins.

      Because our industry is subject to rapid technological change, we must constantly monitor changes in industry standards, customer requirements and other matters. If we fail to anticipate and respond adequately to these changes in a timely manner, our business and operating results could suffer a material adverse effect. Although we currently support emerging industry standards, we cannot assure you that we will be able to conform to future evolving standards in a timely fashion, or that such conformity, if achieved, will benefit our competitive position in the market. In anticipation of new product introductions by us or our competitors, customers could refrain from purchasing our existing products. New products could render certain of our existing products obsolete, or we may fail to develop product enhancements or new products that are accepted by our customers. Furthermore, as the market for our solution matures, we may be subject to pricing pressures, and our revenues and profits may decline. Any of these events could delay or prevent our customers from acquiring our solution or require us to reduce the price of our solution, either of which could lead to a decrease in revenue and profit margins.

Acquisitions could result in integration difficulties, dilution or other adverse financial consequences.

      We may acquire other businesses that we believe are complementary to our business. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired operations successfully with our business or we may not achieve the anticipated benefits from the acquired business. If we are unable to integrate any new business successfully, we could be required either to dispose of the acquired operation or to undertake changes to the acquired operations in an effort to integrate them with our business. In either event, our business operations and financial condition could suffer a material adverse effect. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Acquisition financing, if needed, may not be available on favorable terms.

Our customers depend on third-party reimbursement. A reduction or other change in third-party reimbursements to our customers could negatively affect our business by reducing the demand for our products or adversely impacting our pricing.

      We sell our products to hospitals, clinics, imaging centers and other health care providers which typically bill various third-party payors, such as government health programs, private health insurance plans, managed care organizations and other similar programs. Third-party payors increasingly challenge the prices charged for medical services and, in some instances, have put pressure on service providers to lower their prices or reduce their services. We cannot predict what changes third-party payors will make to their reimbursement methods. Third-party payors can indirectly affect the pricing or relative attractiveness of our products by regulating the maximum amount of reimbursement that they will provide for generating, storing and interpreting medical images. A decline in reimbursements for radiological procedures, for instance, may decrease the amount which physicians, clinics and hospitals are able to recover for such services and may reduce the number and complexity of medical images. A reduction in the use or reimbursement of digital medical images may lead to our customers decreasing their capital investment budgets, which could significantly reduce the demand for our products.

If we fail to obtain or maintain necessary FDA clearances for our products, if such clearances are delayed, or if our products are subject to FDA recall, we will be unable to distribute and market some of our products.

       Our advanced visualization software products are subject to FDA regulation of medical devices. Medical devices are a highly regulated class of products. The FDA regulates the development, testing, manufacturing, labeling, promotion and record-keeping procedures for medical devices, including imaging software and systems. The process of obtaining FDA marketing clearance for new products and new applications for existing products can be time consuming and expensive. The FDA has granted us marketing clearance, pursuant to the 510(k) pre-market notification process, for our currently marketed uses of UltraVisual. Before we can market other clinical uses of UltraVisual, generally we must seek 510(k) clearance for the additional clinical uses. We cannot assure you either that the FDA will grant clearance for future uses of UltraVisual, that such clearance will be broad enough to allow all the requested new uses, that such clearance will not be delayed, or that once clearance is obtained, it will not be necessary for us or the FDA to recall one or more of our products. Also, the FDA may not grant clearance with respect to our future products or enhancements, or future FDA reviews may involve delays that could adversely affect our ability to market such future products or enhancements. Moreover, our future products or enhancements may be subject to the FDA’s more lengthy and expensive pre-market approval process if we are unable to demonstrate that such products and enhancements meet the FDA’s requirements regarding similarity to pre-existing approved devices.

       Furthermore, it is possible that even if we receive required regulatory clearances and approvals from the FDA to market a given product, these clearances and approvals may include limitations on the indicated uses of the product. Also, the FDA can withdraw product clearances and approvals due to failure to comply with regulatory standards, quality system manufacturing regulations, unapproved manufacturing changes, or if unforeseen problems arise after initial approval. The FDA could also limit or prevent our distribution of products. We might conduct a voluntary recall or the FDA could recall such products if it deems them defective, a health risk, or in violation of FDA regulations. These regulations depend heavily on administrative interpretation, and any such future interpretations could adversely affect us. The FDA may also inspect us and our facilities from time to time, or the facilities of our suppliers, to determine whether we are in compliance with quality system regulations and current good manufacturing practices. If the FDA determines that we are not in compliance with such regulations, it could require us to correct these deficiencies or could suspend the manufacture and sale of the products. The agency could also impose civil penalties, including fines, recall or seize products and, in extreme cases, impose criminal sanctions.

If we fail to comply with other potentially applicable health care regulations, we could face substantial penalties, and our business, operations, and financial condition could be adversely impacted.

       We do not deliver health care services directly to patients, control health care referrals, or submit claims to or otherwise bill Medicare, Medicaid, or any other third-party payors. However, we have engaged certain physicians to serve as consultants on our behalf, entered into service agreements and license agreements with health care entities, and had certain of our products evaluated at health care facilities, and some of our health care customers hold warrants to purchase our stock. Because of the breadth of many health care laws and regulations, and their potential impact on our customers, we cannot assure you that such laws and regulations will not apply to our business, either directly or indirectly. We could be subject to health care fraud and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include the following:

•	The Federal Anti-Kickback Statute prohibits the exchange of anything of value with the intent to encourage utilization of services payable under a federal health care program. Courts have construed this statute as being implicated even when only one of the purposes of one of the parties is to encourage patient referrals or other federal health care business, even if legitimate purposes also exist for the arrangement.

•	The Federal Ethics in Patient Referrals Act, known as Stark Law, prohibits (absent an applicable Stark exception) referrals for designated health services reimbursable under Medicare or Medicaid by a physician to an entity with which the physician, or an immediate family member, has a financial relationship.

•	The Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, has increased the scope of federal fraud-and-abuse laws by applying them to prohibit fraudulent conduct in connection with any health care benefit program, not only federal health care programs. Although we are not a covered entity that is directly subject to liability under the HIPAA privacy and security standards, we could be impacted by such regulations through contractual relations with those of our customer base who are covered entities.

•	State law equivalents of each of the above federal laws, such as anti-kickback, self-referral, and false claims laws, may apply to items or services reimbursed by any third-party payor (including commercial insurers). State laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA (thus complicating compliance efforts) and some of which may apply to us directly, may also affect our operations.

       If our operations are found to violate any of these laws or other governmental regulations, we may be subject to penalties, including civil and criminal penalties, damages, fines, and the curtailment or restructuring of our operations. Any such occurrences could adversely affect our ability to operate our business and our financial results. Determining such risk is complicated by the fact that many of these laws and regulations have not been fully interpreted by governing regulatory authorities or the courts, and many of the provisions of such laws and regulations are open to a wide range of interpretations. Any action against us for violating such laws or regulations, even if we successfully defend such an action, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, compliance with applicable federal and state privacy, security, and electronic transaction laws may require us to modify our operations with respect to the handling of patient information. Implementing these modifications may prove costly and time consuming. At this time, we are not able to determine the full consequences to us, including the total cost of compliance, of these various federal and state laws.

We may not be able to raise additional capital on acceptable terms to fund our operations, develop product enhancements or fund acquisitions, which could adversely affect our growth prospects.

       We expect our cash resources to be sufficient to meet our working capital and capital expenditure needs for the next twelve months. We may need to raise additional funds, however, through public or private financings, strategic relationships or other arrangements in order to:

•	develop new technologies;

•	enhance existing product lines, such as expanding the UltraVisual product line to apply to additional clinical specialties;

•	fund additional sales and marketing programs;

•	invest in or acquire complementary businesses, product lines or technologies; or

•	hire additional personnel, particularly to expand sales, marketing, research and development.

       If it becomes necessary to raise additional funds, our ability to operate our business could be adversely affected if we are unable to identify additional sources of capital to fund these activities on acceptable terms.

If the market for digital medical imaging products and services does not develop as we expect, our business strategy may be ineffective, and we may not be able to grow our business.

       We operate in a developing industry where customer acceptance and market demand is still evolving. The digital medical imaging solutions market is still developing due to:

•	the availability of high performance computers and storage systems at reduced prices;

•	the continuing development of industry standards for the generation, transmission and storage of medical imaging data;

•	changing dynamics in the health care industry, including consolidation and third-party reimbursement, which are driving increased automation across multiple sites; and

•	changing medical practices, including demand for more and better medical imaging.

       We cannot assure you that this market will continue to develop in the manner we anticipate, that the market will provide growth opportunities for us or that our business strategies will be successful. If the market for digital medical imaging products and services fails to develop as we expect, our business, results of operations and financial condition are likely to be materially and adversely affected.

Product liability claims may require us to pay damages, reduce the demand for our products, and harm our reputation.

       Our business exposes us to a risk of product liability claims and other adverse effects of product failures. We provide products that, among other things, assist in clinical decision-making, provide access to patient medical image information and assist in creating patient treatment plans. Although no one has brought a claim against us to date alleging that they suffered damages due to a defect or other failure of any of our products, our customers or their patients may assert claims against us in the future if our software fails to provide accurate and timely information. A product liability claim can cause us to incur significant legal defense costs and adverse publicity regardless of the claim’s merit or eventual outcome. If we are required to pay damages that exceed our insurance coverage to one or more plaintiffs, such payments could significantly harm our financial condition. A product liability claim also could harm our reputation and lead to a decline in revenue. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, such contract provisions may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on terms acceptable to us. In addition, the insurer could disclaim coverage as to any future claim.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas to compete more effectively with us.

       We rely on a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements, and other contractual restrictions to protect our proprietary technology and other intellectual property rights. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage based on our intellectual property. In addition, we have filed patent applications to protect certain aspects of our software technology. However, to date, none of our patent applications have resulted in the issuance of a patent, and we cannot assure you that these patent applications will result in patents being issued in the U.S., Europe or Japan, or that such patents will be issued in a form that will be advantageous to us. Even if we obtain such patents, they may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. Litigation may be necessary to enforce our intellectual property rights which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Additionally, because we use or include open source software, which is not proprietary, in the components of some of our products, our competitors may freely use such open source software, and in certain circumstances may freely use such components. This could harm our competitive position, decrease our market share or otherwise harm our business.

       The prosecution and enforcement of copyrights and patents relating to components licensed or sold to us by third parties is not within our control, and without these components, we may be unable to provide our solution or maintain our technological advantage. If the third-party suppliers of components used by us fail to protect their patents or copyrights or if these components are found to infringe on the rights of another party, the functionality of our products could suffer, and our ability to bring new and existing products to market could be delayed or even prohibited.

Our operating results could suffer if we become subject to a protracted infringement claim or litigation or a significant damage award.

       Substantial intellectual property litigation and threats of litigation exist in our industry. We expect that digital image visualization software, image management software and open source software products may become increasingly subject to third-party infringement or other claims as the number of competitors grows and the functionality of products increases. Any claims, with or without merit, could have the following negative consequences:

•	costly litigation and damage awards;

•	diversion of management attention and resources;

•	product sales and distribution delays or suspensions, either temporary or permanent; and

•	the need to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all.

       A successful infringement or other claim against us could result in a substantial damage award and materially harm our financial condition. Our failure or inability to license the infringed or similar technology could prevent us from selling our products and adversely affect our business and financial results.

Risks Related to this Offering

You will experience immediate and substantial dilution as a result of this offering.

       The price you pay for shares of our common stock sold in this offering is substantially higher than the per share value of our net assets, after giving effect to this offering. Assuming an initial public offering price for our common stock of $14.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $10.92. Additionally, new investors in this offering will have contributed 60% of our total equity as of September 30, 2004, but will own only 26% of our outstanding shares upon completion of this offering. As of December 31, 2004, we have outstanding stock options to purchase 2,166,901 shares of our common stock at a weighted average exercise price of $4.46 per share. As of December 31, 2004, we have outstanding warrants to purchase 89,629 shares of our common stock at a weighted average exercise price of $4.22 per share (excludes warrants to purchase 900,041 shares of common stock that will be exercised upon completion of the offering). To the extent these stock options and warrants are exercised, you will suffer additional dilution.

Our broad discretion in using the proceeds from this offering may adversely affect our financial condition if we do not effectively use the proceeds.

       Except for $4.0 million that we intend to use to repay our outstanding subordinated debt, the net proceeds from the sale of common stock will become part of our general working capital, and we may use these funds in a variety of ways, including expanding our sales, marketing, research and development activities and pursuing strategic partnerships and acquisitions. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions with respect to how to use the proceeds. If we use the proceeds poorly, our financial condition could be adversely affected, and we may need to raise additional funds, possibly through subsequent equity offerings which could be dilutive to you.

Our stock price may fluctuate after this offering, and you may not be able to resell your shares of our common stock at or above the price you paid.

       Prior to this offering, there has been no public market for our common stock. We will negotiate the initial public offering price with the underwriters, but that may not be indicative of the price at which our common stock will trade following completion of this offering. In addition, an active market may not develop following completion of this offering or, if developed, may not be maintained.

       Other factors that may influence the market price of our common stock include the following:

•	variations in our financial performance;

•	changes in recommendations or financial estimates by securities analysts, or our failure to meet or exceed these estimates;

•	announcements by us or our competitors of material events;

•	future sales of our common stock;

•	investor perceptions of us and the health care industry; and

•	general economic trends and market conditions.

As a result, investors in our common stock may not be able to resell their shares at or above the initial public offering price.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

       Upon completion of this offering 19,607,873 shares of our common stock will be outstanding, of which the 5,000,000 shares to be sold in this offering will be freely tradable, and 12,511,061 of the remaining shares will be subject to lock-up agreements. The lock-up agreements provide that, with certain exceptions, the shares may not be sold or otherwise transferred until 180 days after the effective date of the registration statement, of which this prospectus is a part, without the prior written consent of the managing underwriters. At the expiration of the lock-up period, 4,527,321 of these shares may be sold without restriction, and the balance of those shares may also be sold, but subject to restriction, including limitations on the number of shares that may be sold in any three-month period, that are described in “Shares Eligible for Future Sale”. In addition, up to 3,750,000 shares of our common stock may be issued under our stock incentive plans following this offering. As of December 31, 2004, 838,810 shares of our common stock were issuable upon the exercise of stock options which were outstanding but not exercisable, 1,328,091 shares of our common stock were issuable upon the exercise of stock options which were outstanding and exercisable and 166,394 shares of our common stock was available for issuance under our stock incentive plans. We intend to file registration statements with the SEC registering the shares of our common stock issuable under our employee stock incentive plans as soon as practicable after this offering. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

We will incur increased costs and may have difficulty attracting and retaining qualified directors and executive officers as a result of being a public company.

       As a public company, we will incur significant legal, accounting, reporting and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

Our directors, management and principal stockholders will exercise significant control over our company and could delay or prevent a change of control.

       After this offering, our directors, executive officers, principal stockholders and their affiliates will collectively control approximately 36% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company that is otherwise favored by the holders of a majority of the shares not held by our directors, executive officers, principal stockholders and their affiliates. In addition, this concentration of ownership might adversely affect the market price of our common stock.

Our directors may not be held personally liable for certain actions, which could discourage stockholder suits against them.

       As permitted by Delaware law, our amended and restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, with limited exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, we provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law and have entered into indemnification agreements with our directors and officers.

Delaware law and certain anti-takeover provisions of our corporate documents could delay or prevent a third party from acquiring us or a change in control even if it would benefit our stockholders.

       Our amended and restated certificate of incorporation and bylaws contain a number of provisions that may delay, deter or inhibit a future acquisition or change in control that is not first approved by our board of directors. This could occur even if our stockholders receive an attractive offer for their shares or if a substantial number or even a majority of our stockholders believe the takeover may be in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain approval from our board of directors prior to pursuing a transaction. Provisions that could delay, deter or inhibit a future acquisition or change in control include the following:

•	our board of directors may issue 200,000 shares of blank check preferred stock without stockholder approval and that may be substantially dilutive or contain preferences or rights objectionable to an acquiror;

•	our board of directors is comprised of classes of directors with staggered, three-year terms so that only a portion of our directors is subject to election at each annual meeting;

•	our board of directors can amend our bylaws without stockholder approval;

•	stockholders cannot call special meetings of stockholders;

•	stockholders cannot act by written consent;

•	stockholders must give advance notice to nominate directors for election or to submit proposals at stockholder meetings;

•	we may be obligated to make payments under executive employment agreements in the event of a change in control; and

•	some Delaware statutes restrict or prohibit certain transactions with affiliated or interested parties and permit the adoption of “poison pills” without stockholder approval.

       These provisions could also discourage bids for our common stock at a premium and cause the market price of our common stock to decline. In addition, these provisions may also entrench our management by preventing or frustrating any attempt by our stockholders to replace or remove our current management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       Some of the statements made under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and elsewhere in this prospectus contain forward-looking statements which reflect our plans, beliefs and current views with respect to, among other things, future events and financial performance. We often identify these forward-looking statements by the use of forward-looking words such as “believe”, “expect”, “potential”, “continue”, “may”, “will”, “should”, “could”, “would”, “seek”, “predict”, “intend”, “plan”, “estimate”, “anticipate” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. In addition, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe these factors include, but are not limited to, those described under “Risk Factors”.

       These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Moreover, we operate in a continually changing business environment, and new risks and uncertainties emerge from time to time. Management cannot predict these new risks or uncertainties, nor can it assess the impact, if any, that any such risks or uncertainties may have on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those projected in any forward-looking statement. Accordingly, the risks and uncertainties to which we are subject can be expected to change over time, and we undertake no obligation to update publicly or review the risks or uncertainties described herein. We also undertake no obligation to update publicly or review any of the forward-looking statements made in this prospectus, whether as a result of new information, future developments or otherwise.

       If one or more of the risks or uncertainties referred to in this prospectus materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

INDUSTRY DATA

      Information contained in this prospectus concerning our industry and the historic growth rate of, and our position in, the markets in which we participate, is based on estimates that we prepared using data from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made that are based on that data and other similar sources and on our knowledge of the markets for our services. We take responsibility for compiling and extracting, but have not independently verified, industry data provided by third parties, or by industry or general publications.

USE OF PROCEEDS

       We estimate that our net proceeds from this offering will be approximately $63.1 million, or $72.9 million if the underwriters exercise their over-allotment option in full, based on an initial public offering price of $14.00 per share (the midpoint of the initial offering price range indicated on the cover of the prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

       We intend to use $4.0 million of our net proceeds to repay borrowings outstanding under our subordinated notes issued to Advantage Capital Alabama Partners I, L.P., Enhanced Alabama Issuer, LLC and Whitecap Alabama Growth Fund I, L.P. in June 2004. We used the proceeds from the sale of these subordinated notes for general corporate purposes. Unless sooner repaid, the notes expire June 25, 2007 at which time all outstanding principal and accrued interest will be immediately due and payable. Interest accrues at 8.25% through June 25, 2006 and at 10% from that date until June 25, 2007.

       We intend to use the remaining net proceeds for general corporate purposes, including working capital, research and development, sales and marketing, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of or investment in businesses, products and technologies that are complementary to our products. We have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

DIVIDEND POLICY

       We have not declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. Any future decision to declare and pay dividends will be at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors it may deem relevant. Covenants in our debt agreements currently prohibit us from paying dividends or making other distributions.

CAPITALIZATION

       The following table presents our unrestricted cash and cash equivalents and our capitalization as of September 30, 2004 on an actual basis, and on an as adjusted basis to reflect:

•	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the automatic conversion of our outstanding preferred stock into 10,827,408 shares of common stock and the required exercise of warrants to purchase 900,041 shares of common stock upon completion of this offering; and

•	the application of $4.0 million of our net proceeds to repay our outstanding subordinated debt, as described under “Use of Proceeds.”

       You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2004

	Actual	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$5,022	$69,413

Long-term debt and capital lease obligations:
Current	$2,744	$2,454
Long-term	7,266	4,286

Total long-term debt, including current portion	10,010	6,740
Redeemable preferred stock, $0.001 par value: 88,415,000 authorized, actual:
Series B — 17,200,000 shares authorized; 16,885,966 issued and outstanding actual; no shares authorized, issued and outstanding, as adjusted	9,594	—
Series B-1 — 5,700,000 shares authorized; 5,652,631 issued and outstanding actual; no shares authorized, issued and outstanding, as adjusted	3,209	—
Series C — 42,150,000 shares authorized; 27,433,370 issued and outstanding actual; no shares authorized, issued and outstanding, as adjusted	11,612	—
Series E — 14,050,000 shares authorized; 14,035,087 issued and outstanding actual; no shares authorized, issued and outstanding, as adjusted	5,917	—

Total redeemable preferred stock	30,332	—
Stockholders’ deficit:
Series A preferred stock — 5,965,000 shares authorized; 5,965,000 issued and outstanding actual; no shares authorized, issued and outstanding, as adjusted	1,439	—
Series D preferred stock — 18,000,000 shares authorized; 13,727,358 issued and outstanding actual; no shares authorized, issued and outstanding, as adjusted	5,868	—
Common stock, $0.001 par value: 165,050,000 shares authorized; 3,040,481 shares issued and 2,864,724 shares outstanding, actual; 66,000,000 shares authorized, 19,592,173 issued and outstanding, as adjusted	25	20
Additional paid-in capital	6,685	112,578
Treasury stock	(276)	(276)
Accumulated deficit	(44,183)	(44,913)

Total stockholders’ (deficit) equity	(30,442)	67,409

Total capitalization	$9,900	$74,149

The above table excludes:

•	an aggregate of 2,096,252 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of September 30, 2004 at a weighted average exercise price of $4.33 per share;

•	an aggregate of 252,743 additional shares of common stock reserved and available for future issuance under our employee stock plans as of September 30, 2004 and an aggregate of 3,750,000 additional shares of common stock to be reserved and available for future issuance under equity incentive plans to be adopted prior to or concurrently with the closing of this offering; and

•	an aggregate of 89,629 additional shares of common stock issuable upon the exercise of existing warrants to purchase common stock as of September 30, 2004 at a weighted average exercise price of $4.22 per share that are not required to be exercised upon the closing of this offering.

DILUTION

       If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value (deficit) as of September 30, 2004 was $(7.2) million, or $(2.53) per share of common stock. We calculate net tangible book value (deficit) per share by calculating the total assets less intangible assets and total liabilities, and dividing by the number of shares of common stock outstanding as of September 30, 2004.

       Net tangible book value (deficit) dilution per share represents the difference between the amount per share paid by new investors who purchase shares in this offering and the net tangible book value as adjusted per share of common stock immediately after completion of this offering. As of September 30, 2004 the as adjusted net tangible book value (deficit) would have been $60.3 million, or $3.08 per share, after giving effect to:

•	the automatic conversion of the outstanding shares of our convertible preferred stock into 10,827,408 shares of common stock and the required exercise of warrants to purchase 900,041 shares of common stock;

•	the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus); and

•	the estimated underwriting discounts and commissions and offering expenses payable by us.

       The assumed initial public offering price of $14.00 per share exceeds $3.08 per share, which is the per share as adjusted value of total tangible assets less total liabilities after this offering. This represents an immediate increase in net tangible book value of $5.61 per share to existing stockholders, and an immediate dilution in net tangible book value of $10.92 per share to new investors in the offering. The table below illustrates this per share dilution as of September 30, 2004:

	Per Share

Assumed initial public offering price per share		$14.00
Net tangible book value (deficit) per share at September 30, 2004	$(2.53)
Increase per share attributable to the conversion of preferred stock and warrants	$2.39
Increase per share attributable to this offering	$3.22
As adjusted net tangible book value per share after the offering		$3.08

Net tangible book value dilution per share to new investors in this offering		$10.92

       The following table summarizes as of September 30, 2004, on an as adjusted basis to reflect the same adjustments described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by:

•	the existing holders of common stock; and

•	the new investors in the offering, assuming the sale of 5,000,000 shares offered hereby at an initial public offering price of $14.00 per share.

       The calculations (in millions) are based upon total consideration given by new and existing stockholders, before any deduction of estimated underwriting discounts and commissions and offering expenses.

			Total
	Shares Purchased		Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	14,592	74%	$45,872	40%	$3.14
New investors	5,000	26	70,000	60	$14.00

Total	19,592	100%	$115,872	100%

       If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors would increase to 5,750,000, or 28% of the total number of shares of our common stock outstanding after this offering.

       The above table and calculations are based on shares of our common stock outstanding as of September 30, 2004 and:

•	excludes an aggregate of 2,096,252 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock plans as of September 30, 2004 at a weighted average exercise price of $4.33 per share;

•	excludes an aggregate of 252,743 additional shares of common stock reserved and available for future issuance under our employee stock plans as of September 30, 2004 and an aggregate of 3,750,000 additional shares of common stock to be reserved and available for future issuance under equity incentive stock plans to be adopted prior to or concurrently with the closing of this offering;

•	excludes an aggregate of 89,629 additional shares of common stock issuable upon the exercise of existing warrants to purchase common stock as of September 30, 2004 at a weighted average exercise price of $4.22 per share;

•	includes an aggregate of 10,827,408 shares of common stock issuable upon the automatic conversion of outstanding shares of our preferred stock into shares of our common stock upon closing of the offering; and

•	includes an aggregate of 900,041 shares of common stock issuable upon the required exercise of warrants to purchase common stock upon the closing of the offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

       The following consolidated statements of operations data for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004 and consolidated balance sheet data as of December 31, 2002 and 2003 and September 30, 2004 are derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements that do not appear in this prospectus. The selected consolidated financial data for the nine months ended September 30, 2003 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited selected consolidated financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that are necessary for a fair presentation of the results for the interim unaudited periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

						Nine Months
	Year Ended December 31,					Ended September 30,

	1999	2000	2001	2002	2003(1)	2003(1)	2004(1)

	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
System sales	$—	$158	$1,869	$8,437	$17,234	$10,367	$21,128
Support services	187	7	630	4,182	6,057	3,728	8,428

Total revenue	187	165	2,499	12,619	23,291	14,095	29,556
Cost of revenue:
System sales	—	—	1,031	6,316	10,227	6,232	13,160
Support services	86	387	1,396	4,040	7,493	5,385	7,642

Total cost of revenue	86	387	2,427	10,356	17,720	11,617	20,802

Gross profit	101	(222)	72	2,263	5,571	2,478	8,754
Operating expenses:
Research and development expenses	208	1,050	1,952	2,383	4,143	2,975	3,669
Sales and marketing expenses	135	1,520	4,383	4,456	6,144	4,364	6,504
General and administrative expenses	34	2,196	3,050	3,149	5,793	3,939	6,138
Loss on contract from issuance of warrants	—	1,006	223	—	—	—	—

Total operating expenses	377	5,772	9,608	9,988	16,080	11,278	16,311

Operating loss	(276)	(5,994)	(9,536)	(7,725)	(10,510)	(8,800)	(7,557)
Interest expense (income), net	—	(300)	(151)	601	850	640	713

Net loss	$(276)	$(5,694)	$(9,385)	$(8,326)	$(11,360)	$(9,440)	$(8,270)

Basic and diluted net income (loss) per share data:
Net loss per share:
Basic and Diluted	$(0.35)	$(4.34)	$(7.14)	$(6.33)	$(5.76)	$(5.19)	$(3.24)
Weighted average shares:
Basic and Diluted	781,421	1,312,723	1,313,693	1,314,238	1,973,108	1,819,224	2,549,124
Pro forma basic and diluted net loss per common share					$(0.79)		$(0.57)
Shares used to compute pro forma basic and diluted net loss per common share(2)					14,457,312		14,592,173
Selected Cash Flow Data:
Cash provided by (used in) operations	$(218)	$(4,126)	$(4,280)	$(7,847)	$(2,376)	$(5,085)	$1,697
Other Data (unaudited):
Contracted backlog(3)	$—	$5,000	$35,307	$55,403	$82,693	$63,509	$117,645

	As of December 31,					As of September 30, 2004

	1999	2000	2001	2002	2003	Actual	As Adjusted(4)

	(Dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$82	$7,256	$3,399	$2,242	$2,340	$5,022	$69,413
Total assets	159	11,216	15,905	24,990	29,050	38,930	103,180
Total debt and capital lease obligations	288	—	2,100	10,260	8,467	10,010	6,740
Redeemable preferred stock	—	12,729	24,269	24,326	30,282	30,332	—
Total stockholders’ equity (deficit)	(236)	(2,224)	(17,369)	(20,508)	(23,535)	(30,442)	67,409

(1)	On May 30, 2003, we merged with Ultravisual Medical Systems Corporation, which was accounted for as a purchase under Statement of Financial Accounting Standards No. 141, Business Combinations. Accordingly, the results of operations of Ultravisual Medical Systems Corporation have been included in the accompanying consolidated financial statements since the date of acquisition. For more information, see Note 3 of the notes to our consolidated financial statements.

(2)	The pro forma per share amounts in the consolidated statement of operations table give effect, upon completion of this offering, to the automatic conversion of our outstanding preferred stock into common stock as of the respective dates of issuance, the required exercise of warrants to purchase common stock as of the respective dates of issuance and the issuance of shares of common stock to former stockholders of Ultravisual Medical Systems Corporation as of the dates of issuance as follows:

	Year Ended	Nine Months Ended
	December 31, 2003	September 30, 2004

Shares used above	1,973,108	2,549,124
Conversion of Preferred Stock	10,827,408	10,827,408
Exercise of Warrants	772,452	900,041
Issuance to Ultravisual Medical Systems Corporation Shareholders	884,344	315,600

	14,457,312	14,592,173

(3)	We define contracted backlog as the aggregate dollar value of unrecognized revenue from all executed contracts at a given point in time.

(4)	Reflects the automatic conversion of the outstanding shares of our convertible preferred stock into 10,827,408 shares of common stock, the required exercise of warrants to purchase 900,041 shares of common stock, the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, resulting in estimated net proceeds of $59.1 million after deducting estimated underwriting discounts of $4.9 million and commissions and estimated offering expenses of $2.0 million payable by us, and the repayment of $4.0 million of our outstanding subordinated debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that reflect our plans, beliefs and current views with respect to, among other things, future events and financial performance. We often identify these forward-looking statements by the use of forward-looking words such as “believe”, “expect”, “potential”, “continue”, “may”, “will”, “should”, “could”, “would”, “seek”, “predict”, “intend”, “plan”, “estimate”, “anticipate” or the negative version of those words or other comparable words. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including as a result of some of the factors described below and in the section titled “Risk Factors.” You should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or review any of the forward-looking statements made in this prospectus, whether as a result of new information, future developments or otherwise.

Overview

       We provide an enterprise-level information technology solution for the clinical analysis and management of digital medical images within health care provider organizations. Our solution consists of advanced visualization and image management software, third-party components and comprehensive support services. Our web-enabled advanced visualization software, which is hosted by the customer, provides physicians across the enterprise — in multiple medical specialties and at any network access point — with tools to manipulate and analyze images in 2D and 3D. We enable physicians to better understand internal anatomic structure and pathology, improving clinical diagnoses, disease screening and therapy planning. We believe our solution improves physician productivity and patient care, enhances customer revenue opportunities, automates complex medical imaging workflow, and maximizes our customers’ investment in capital equipment and clinical information systems.

       We were founded in December 1998 as an Alabama corporation and reincorporated in Delaware in January 2000. Since our first commercial implementation in December 2000, we have grown our revenue to $23.3 million in 2003 and $45.8 million in 2004. We have implemented our solution at facilities affiliated with some of the largest multi-facility health care providers in the U.S.

       As of December 31, 2004, we had $118.3 million in contracted backlog, consisting primarily of fees for contracted future installations and for the support of existing installations, compared with a contracted backlog of $82.7 million at December 31, 2003. The backlog amount at December 31, 2004 includes the unrecognized revenue related to the $25.1 million enterprise agreement with Ascension Health described below in the section entitled Important Developments. During the fourth quarter of 2004, we recognized $16.2 million of revenue, which approximated the amount of revenue we expected to recognize from backlog during the quarter. We expect to recognize from our current backlog approximately $49.9 million in 2005 and $23.8 million in 2006. The remaining $44.6 million, which primarily consists of recurring revenue from support services, will be recognized in 2007 and beyond. Our backlog will decrease as we recognize revenue under existing contracts, and it will increase as we enter into new contracts.

Fiscal Year

       Our fiscal year ends on December 31. Reference to 2003, for example, refers to the fiscal year ended December 31, 2003.

Important Developments

       On June 25, 2004, we issued $4.0 million of promissory notes to various purchasers under one subordinated debt agreement. We plan to use a portion of the proceeds of this offering to repay this outstanding subordinated debt.

       On May 5, 2004, we entered into an enterprise agreement with Ascension Health, the largest not-for-profit health care provider in the U.S., for the sale of software, services and third-party components to designated facilities that are part of the Ascension Health organization. Ascension Health has agreed that it, or facilities it controls, will pay at least $25.1 million through June 30, 2006 in guaranteed fees for software and support services, some of which has been paid. We are recognizing the revenue from this contract as order addenda are executed and the revenue recognition criteria are satisfied. To the extent that Ascension Health is required to make payments in connection with its guarantee, we would be obligated to treat those payments as credits or prepayments against future implementations.

       We entered into a loan and security agreement with a bank dated April 30, 2004 which was amended as of July 31, 2004, under which we can borrow up to $4.0 million subject to certain restrictions. Interest accrues at the prime rate plus 1.5% to 2.0%, depending on our net income. This line of credit expires April 30, 2006 at which time all advances will be due and payable. As of September 30, 2004, we had no outstanding balance under this loan.

       On May 30, 2003, we merged with Ultravisual Medical Systems Corporation, which we refer to in this prospectus as Ultravisual, a developer, marketer and provider of visualization software for the medical imaging market. The merger with Ultravisual was accounted for as a purchase under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Accordingly, the results of operations of Ultravisual have been included in our consolidated financial statements since the date of the merger.

Sources of Revenue

       A typical sale of our solution is comprised of system sales and support services. Revenue from system sales is derived principally from the licensing of our UltraVisual, UltraStructure and UltraConnect software products, as well as from sales and integration of third-party components that are required to implement our solution. Support services revenue is derived from fees related to the implementation, user adoption and on-going customer support of our solution.

       Our software is comprised of three main components: UltraVisual, our software for advanced visualization and analysis of digital medical images; UltraStructure, our image archival and distribution management software; and UltraConnect, our integration and data migration software. Although UltraStructure and UltraConnect are available collectively as a stand-alone application, we offer our software primarily as an integrated enterprise-level image management solution. License pricing for UltraVisual is primarily determined by either number of licenses or number of concurrent users. License pricing for UltraStructure and UltraConnect is determined based on projected volume and size of image studies to be stored or migrated by the particular customer. We offer customers our software as perpetual or term licenses, in either case with maintenance and support relating to the software. Term licenses for our software are typically from two to seven years with annual renewals after the initial term. The sale and integration of third-party components typically include servers, data storage, backup and recovery systems, workstations and monitors, database software and computed radiography devices.

      In 2003 and the first three quarters of 2004, the majority of our customers purchased perpetual licenses for our software, and we expect this trend to continue in the future. This trend toward perpetual licenses has generally improved our short-term liquidity, as the software license fee and the related implementation fees are paid for by the customer in the first year of the contract relationship as compared to a term license arrangement, where the customer pays for the software license and implementation fees over an extended period of time, generally two to seven years.

      The effect of the perpetual licenses could also cause greater volatility in our operating results, as revenue from the software license fee and certain implementation fees are all recognized in the month system acceptance is achieved. Because system acceptances may not be achieved in the period expected, including due to factors outside our control such as customer project delays or staff shortages, our revenue could fluctuate from quarter to quarter solely due to the timing of achieving system acceptances. As a result of our trend towards perpetual licenses, we have experienced greater volatility in our revenue as initial revenue recognition amounts are more substantial and the failure to meet revenue recognition criteria could result in materially different financial results than were initially projected during a specific quarter. In turn, this can lead to the deferral of the recognition of the related revenue until the period in which we meet all of the revenue recognition criteria. For example, during the quarter ended September 30, 2004, we received system acceptances at all sites for which we had projected, which absent other factors would have resulted in the recognition of approximately $14.3 million of total revenue. However, because two contracts for customers where system acceptance was achieved also included commitments for future software features, which have not yet been delivered, we deferred $4.0 million of this revenue until the future periods in which we deliver the upgrades. This deferral contributed to a decrease in our third quarter revenue as compared to second quarter.

       We also derive revenue from the provision of support services, including implementation, project planning, management, design and user adoption services. Our customers typically contract for these support services pursuant to their initial agreements with us. The initial term of these support services under these agreements range from one to seven years, with a typical duration of five years. Upon expiration of the initial term, these agreements typically renew automatically from year-to-year thereafter until terminated.

       Because our solution is a major capital expenditure involving a multi-year commitment, it can take a significant period of time to close a sale. Our solution has a typical sales cycle, from the initial contact to the placing of an order, of six to nine months, and sometimes much longer.

       Ascension Health is the beneficial owner of approximately six percent of our outstanding common stock. Revenue associated with facilities controlled by Ascension Health accounted for approximately 35% of our total revenue during the nine months ended September 30, 2004 and approximately 36.7% of our total contracted backlog at September 30, 2004. We anticipate that Ascension Health will continue to be a significant customer as we sign contracts with additional Ascension Health facilities. In 2002 and 2003, we had three and two customers, respectively, who accounted for more than 10% of our total revenue.

Cost of Revenue

       The cost of our solution is comprised of two elements: the cost of our system sales and the cost of our support services. The cost of system sales consists of the cost of third-party components and the cost of software licenses. The cost of our third-party components consists primarily of direct expenses related to the purchase, shipment, installation and configuration of third-party components. The cost of our software licenses consists primarily of the amortization of acquired software, the amortization of capitalized software costs for internally developed software and royalties paid for a component of our UltraStructure software.

       The cost of our support services consists primarily of labor costs and related overhead relating to the implementation, installation, training, application support and maintenance of our solution as well as costs related to maintenance of third-party components. The cost of support services revenue varies based upon employee productivity of our support services organization as well as costs associated with the use of outside contractors to support internal resources.

       We allocate overhead expenses such as rent and occupancy charges and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of support services, as well as in the research and development, sales and marketing and general and administrative expense categories.

       We currently own and lease to certain customers, under operating leases, third-party components with a net book value of approximately $6.5 million at September 30, 2004. These components relate to five customer installations completed in 2001 and 2002. We are depreciating these third-party components to cost of support services revenue over the life of the respective contracts. For the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, depreciation related to these third-party components of $1.8 million, $2.7 million and $2.5 million, respectively, was included in cost of support services. The majority of the contracts will expire by the third quarter of 2007. We have not entered into any agreements requiring us to lease third-party components to customers since early 2002 and do not expect to do so in the future. We anticipate that several of these customers will upgrade to our UltraVisual software from the existing third-party visualization components that we lease to them. As a result, we anticipate incurring accelerated depreciation expense to cost of support services revenue as these upgrades are deemed to be probable (we incurred $0.5 million of such cost in the third quarter of 2004).

Gross Profit

       Our gross profit has improved due to an increase in software and recurring support services revenue derived from our growing installed base of customers. We expect this trend to continue as our installed customer base continues to grow. The gross profit from system sales varies based on several factors, including:

•	amount of amortization of acquired software and internally developed capitalized software;

•	costs associated with leasing and maintaining third-party components;

•	fluctuations in prices received from third-party component manufacturers and distributors relative to the mark-up percentages provided for in customer contracts; and

•	mix of royalty- and nonroyalty-bearing software licenses included in a sale.

The gross profit from sales of our support services varies based on several factors, including:

•	productivity of our professional service team;

•	costs associated with the use of outside contractors; and

•	costs of service agreements related to software provided by third parties included in our solution.

Operating Expenses

       Research and Development. Research and development expenses consist primarily of employee-related expenses, allocated overhead and outside contractors. We have historically focused our research and development efforts on improving the functionality, performance and integration of our software products. We expect that research and development expenses will increase as we introduce additional products and services.

       Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, including travel, marketing programs (which include trade shows, workshops and seminars, corporate communications, other brand building and advertising), allocated overhead and commissions. We expect that sales and marketing expenses will increase as we expand our selling and marketing activities associated with existing and new product and service offerings to existing and new customers, build brand awareness and sponsor additional marketing events.

       General and Administrative. General and administrative expenses consist primarily of employee-related expenses, professional fees, other corporate expenses and allocated overhead. We expect that general and administrative expenses will increase as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and operations, including additional compliance costs in connection with public reporting requirements that we will incur following this offering.

       Depreciation. We depreciate the costs of our tangible capital assets, primarily consisting of IT assets, leasehold improvements and furniture, on a straight-line basis over the estimated economic life of the asset, which is generally three to five years.

       Stock-Based Expenses. Our revenue, operating expenses and interest expense include the effect of stock-based expenses related to the fair value of options and warrants issued to non-employees and option grants to employees in situations where the exercise price is determined to be less than the deemed fair value of our common stock at the date of grant.

Critical Accounting Policies and Estimates

       Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates.

       We believe that of our significant accounting policies, which are described in Note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

       Revenue Recognition and Deferred Revenue. We derive revenue from two primary sources: (1) system sales revenue, which includes software license revenue and third-party component sales revenue and (2) support services revenue, which includes fees related to implementation, user adoption, software maintenance, ongoing customer support and third-party component maintenance. While the basis for software license revenue recognition is substantially governed by the provisions of AICPA Statement of Position 97-2, (“SOP 97-2”), Software Revenue Recognition, as amended, in the application of this standard, we exercise judgment and use estimates in connection with the determination of the amount of software license and support services revenue to be recognized in each accounting period.

       We sell software under three types of licenses:

(1) Perpetual licenses: software licensed on a perpetual basis to a customer based on a fixed number of users and/or estimates of annual study volumes with no right to return the licensed software.

(2) Enterprise licenses: software licensed on a perpetual basis to a customer (typically a multi-facility health care provider), as opposed to licensing based on a fixed number of users or on estimates of annual study volumes, with no right to return the licensed software.

(3) Term licenses: software licensed on a term basis according to a fixed number of users and/or estimates of annual study volumes.

       Generally, our software license arrangements do not include significant modification or customization of the underlying software and, as a result, we recognize license revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) customer payment is deemed fixed or determinable and (4) collection is probable. We define each of the four criteria as follows:

•	Persuasive evidence of an arrangement exists: It is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order from those customers that have previously negotiated a standard end-user license arrangement, prior to recognizing revenue on an arrangement.

•	Delivery has occurred: It is our customary practice to obtain acceptance for our software, which is evidenced by written customer acknowledgement. In the event that we grant a customer the right to specified upgrades, we defer recognition of the entire arrangement fee until we deliver the specified upgrades as we have not established vendor-specific objective evidence (VSOE) of fair value for specified upgrades. Specified upgrades include, but are not limited to, future software deliverables that are stated in the customer contract.

•	The customer’s payment is deemed fixed or determinable: We assess whether fees are fixed or determinable and free of contingencies or significant uncertainties at the time of sale and recognize revenue when all other revenue recognition requirements are met. While our standard payment terms are net 30 days, we have, on a few occasions, extended payment terms beyond 30 days (but none greater than six months) to creditworthy customers. We have established a successful history of collection, without concessions, on these receivables; therefore satisfying the required criteria for revenue recognition. If the fee is determined not to be fixed or determinable, we recognize revenue as the amounts become due and payable.

•	Collection is probable: Likelihood of collection is assessed on a customer-by-customer basis. Both new and existing customers are subjected to a credit review that evaluates such customer’s financial position and ultimately its ability to pay. For follow-on sales to existing customers, prior payment history is also used to evaluate probability of collection. If it is determined from the outset of the arrangement that collection is not probable based upon our credit review process, revenue is recognized on a cash-collected basis if all other criteria are met.

       We account for software license and non-recurring support services revenue included in multiple element arrangements using the residual method. Under the residual method, the fair value of the undelivered elements (i.e., software maintenance and ongoing support services) based on VSOE of fair value is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements (i.e., software license and non-recurring support services). If evidence of the fair value of one or more of the undelivered services does not exist, revenue is deferred and recognized when delivery of those services occurs or fair value can be established. We determine VSOE of fair value for ongoing support services revenue based upon the renewal rates for the maintenance and ongoing support, which coincide with our pricing model. Significant incremental discounts offered in multiple element arrangements that would be characterized as separate elements are infrequent and are allocated to software license revenue under the residual method.

       For term license arrangements, we recognize revenue for the multiple element arrangement over the term of the arrangement beginning in the month after we receive customer acceptance, provided that the other revenue recognition criteria have been met.

       Software maintenance services generally include rights to upgrades (when and if available), telephone support, updates and bug fixes. Software maintenance revenue is recognized ratably over the term of the maintenance contract on a straight-line basis when all the revenue recognition requirements are met. We include the first year of software maintenance in the software license fee. We defer this software maintenance fee based on its fair value and recognize it ratably over the first year of the arrangement.

       Ongoing support services generally include telephone support related to third-party components as well as quarterly customer metric reporting and other services. Ongoing support service revenue is recognized ratably over the term of the ongoing support services contract on a straight-line basis when all the revenue recognition requirements are met.

       We recognize revenue related to the third-party components according to guidance set forth in Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Third-party component revenue, including hardware sales and hardware maintenance, is recognized in accordance with contractual terms. When we are responsible for installing the third-party components, revenue is recognized when the third-party components are delivered, installed and accepted by the customer. When we are not responsible for installing the third-party components, revenue is recognized when the third-party components are delivered to the customer. We qualify to recognize hardware sales and hardware maintenance under EITF 00-21 as a result of the following factors: 1) our software is not essential to the functionality of the hardware, 2) our customers have the ability to purchase the hardware from other vendors and 3) the purchase price of the hardware and hardware maintenance is separately stated in our contracts.

       In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which is an interpretation of SFAS Nos. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The following is a summary of agreements that are determined to be within the scope of FIN 45:

       (1) Our sales agreements with customers generally contain infringement indemnity provisions. Under these agreements, we agree to indemnify, defend and hold harmless the customer in connection with patent, copyright or trade secret infringement claims made by third parties with respect to the customer’s authorized use of our products and services. The indemnity provisions generally provide for our control of any required defense and settlement and cover costs and damages finally awarded against the customer. Our infringement indemnity provisions typically give us the option to make modifications of the product so it is no longer infringing or, if it cannot be corrected, to require the customer to return the product in exchange for a specified payment for loss of use. Our sales agreements with customers sometimes also contain indemnity provisions for death, personal injury or property damage caused by our personnel or contractors in the course of performing services to customers. Under these agreements, we agree to indemnify, defend and hold harmless the customer in connection with death, personal injury and property damage claims made by third parties with respect to actions of our personnel or contractors. The indemnity provisions generally provide for our control of any required defense and settlement and cover costs and damages finally awarded against the customer. The indemnity obligations contained in sales agreements generally have no specified expiration date but typically limit the amount of award covered to some portion of the fees paid by the customer over some portion of the contract term. We have not previously incurred costs to settle claims or pay awards under these indemnification obligations. Accordingly, we have no liabilities recorded for these agreements as of September 30, 2004.

       (2) We warrant that our software products will perform in all material respects in accordance with our standard published specifications in effect at the time of delivery of the licensed products to the customer as long as the contract remains in effect. Additionally, we warrant that our services will be performed by qualified personnel in a manner consistent with normally accepted industry standards. If necessary, we would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history, however, we have not incurred significant recurring expense under our product or service warranties. Accordingly, we have no liabilities recorded for these agreements as of September 30, 2004.

       (3) Our standard contracts with customers typically provide for a 99% guarantee of system availability and a 98% guarantee of component availability with penalty provisions if our solution fails to meet the guarantees. Our 99% system availability guarantee covers our solution as a whole, while the component guarantee covers each individual component, as in certain circumstances a component may fail without affecting system availability. The penalty provisions in our contracts typically allow for a reduction in the software maintenance fee related to failure to meet guaranteed “uptime” percentages. We calculate these penalties as a percentage of the software maintenance fee and would reduce the amount of the software maintenance fee charged in a specific period for these penalties. To date, we have not incurred any penalties associated with these guarantees. Accordingly, we have no liabilities recorded for these agreements as of September 30, 2004.

       Billings may not coincide with the recognition of revenue. Unbilled revenue occurs when revenue recognition precedes billing to the customer, and arises primarily from sales with predetermined billing schedules. Billings in excess of sales (deferred revenue) occur when billing to the customer precedes revenue recognition, and arise primarily from sales with partial prepayments upon contract execution and from maintenance revenue billed in advance of performance of the maintenance activity. At September 30, 2004, approximately $4.0 million of the balance in current deferred revenue is related to two contracts where we have deferred all contract revenue accounted for under SOP 97-2 as a result of specified upgrades. The remaining balance in deferred revenue is primarily a result of timing of differences in contract execution and acceptance. The increase in the balance of deferred revenue from December 31, 2003 to September 30, 2004 is primarily a result of an increased number of customers and, to a lesser extent, an increase in the average deferred revenue balance per customer contract. Our number of customer contracts with deferred revenue increased from 29 at December 31, 2003 to 52 at September 30, 2004. We expect our deferred revenue balance to continue to grow over time as we add new customer contracts. The majority of our current deferred revenue relates to system sales and non-recurring services, such as implementation and training. Deferred revenue is recognized upon delivery of our products, as ongoing services are rendered or as other requirements requiring deferral under SOP 97-2 are satisfied.

       The timing of customer acceptances could significantly affect the results of operations during a given period. As noted above, we require written acknowledgement from the customer to evidence that delivery of the products or services has occurred. Delays in the implementation process could negatively affect operations in a given period by increasing volatility in revenue recognition.

       Capitalization of Software Development Costs. Research and development costs are charged to expense as incurred. However, the costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established and capitalization ceases when the software is generally available for release. Judgment is involved in determining when technological feasibility is reached. We believe that technological feasibility is reached when we have completed a working model that is ready to be beta-tested at a customer site. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenue and changes in technologies. Costs that are capitalized primarily consist of direct labor.

       Amortization of capitalized software development costs begins when the product is available for general release. Amortization is provided on a product-by-product basis on the straight-line method over periods not exceeding two years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the related product are expensed immediately.

       Intangible and Other Long-Lived Assets. In June 2001, FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires the purchase method of accounting for all business combinations after June 30, 2001, and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. We have applied SFAS No. 141 in our allocation of the purchase price of the Ultravisual merger. Accordingly, we have identified and allocated a value to the intangibles based on discounted cash flow analyses and market research, as well as our judgment. SFAS No. 142 requires that intangibles determined to have an indefinite life are not to be amortized but are to be tested for impairment at least annually. We will evaluate intangible assets for impairment when impairment indicators are identified. In assessing the recoverability of intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates include forecasted revenue, which are inherently difficult to predict. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Historically, intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Property, equipment and intangible assets are amortized over their useful lives. Useful lives of the intangible assets are based on management’s estimates of the period that such assets will generate revenue.

Results of Operations

      The following table presents, for the periods indicated, information expressed as a percentage of total revenue except for cost of revenue related to system sales and support services, which is expressed as a percentage of system sales and support services revenue, respectively. This information has been derived from the consolidated statements of operations included elsewhere in this prospectus.

			Nine Months
	Year Ended		Ended
	December 31,		September 30,

	2002	2003	2003	2004

Revenue:
System sales	66.9%	74.0%	73.6%	71.5%
Support services	33.1	26.0	26.4	28.5

Total revenue	100.0	100.0	100.0	100.0
Cost of revenue:
System sales	74.9	59.3	60.1	62.3
Support services	96.6	123.7	144.4	90.7

Total cost of revenue	82.1	76.1	82.4	70.4

Gross profit	17.9	23.9	17.6	29.6
Operating expenses:
Research and development expenses	18.9	17.8	21.1	12.4
Sales and marketing expenses	35.3	26.4	31.0	22.0
General and administrative expenses	25.0	24.9	27.9	20.8

Total operating expenses	79.2	69.0	80.0	55.2

Operating loss	(61.2)	(45.1)	(62.4)	(25.6)
Interest income (expense), net	(4.8)	(3.6)	(4.5)	(2.4)

Net loss	(66.0)%	(48.8)%	(67.0)%	(28.0)%

Comparison of the Nine Months Ended September 30, 2004 and 2003

       Total Revenue. Total revenue, consisting of system sales and support services, increased by $15.5 million, or 109.7%, from $14.1 million for the nine months ended September 30, 2003 to $29.6 million for the nine months ended September 30, 2004. The increase in revenue was attributable to an increase in the size and number of new customer installations as well as more of our system installations being perpetual licenses rather than term licenses. The average contract value increased from approximately $2.7 million during the nine months ended September 30, 2003 to approximately $4.2 million during the corresponding period in 2004. During the nine months ended September 30, 2003 and 2004, we recognized initial system sales revenue related to nine and twelve customer contracts, respectively (representing approximately 23 and 19 sites, respectively). Three out of the nine contracts for which initial system sales revenue was recognized during the nine months ended September 30, 2003 were perpetual software licenses, compared to eleven out of the twelve contracts for the corresponding period in 2004. We believe that the increased size and number of our contracts was a result of increased customer awareness and acceptance of our products and services with multi-facility healthcare providers. This customer awareness and acceptance was largely attributable to our marketing activities associated with these providers, which included up-front research on prospects, increased responses to “Requests for Proposals” and marketing campaigns, such as programs and exhibits at major trade shows, specifically targeting multi-facility health care providers. We expect revenue to continue to increase as we recognize revenue from our existing long-term customer agreements while also recognizing revenue related to new customer agreements.

       System sales revenue increased by $10.8 million, or 103.8%, from $10.4 million in the nine months ended September 30, 2003 to $21.1 million in the nine months ended September 30, 2004. Approximately $9.2 million of the increase was attributable to more health care institutions buying and installing our solution, and approximately $1.6 million of the increase is related to a shift in our sales from primarily term licenses, in which revenue is recognized ratably over the multiple years covered by the licenses, to primarily perpetual licenses, in which revenue for the license fee is recognized at system acceptance.

       Support services revenue increased by $4.7 million, or 126.0%, from $3.7 million in the nine months ended September 30, 2003 to $8.4 million in the nine months ended September 30, 2004. Approximately $3.7 million of the increase in support services revenue was attributable to a larger number of customers that have implemented our solution and are paying us ongoing support and maintenance fees. The remaining $1.0 million increase in support services revenue was related to the increase in the recognition of non-recurring revenue related to services such as implementation and training for these new customers.

       Cost of Revenue. Cost of revenue increased by $9.2 million, or 79.1%, from $11.6 million for the nine months ended September 30, 2003 to $20.8 million for the nine months ended September 30, 2004. This increase was attributable to increased purchases of third-party components as a result of the increased number and size of new customer installations. Cost of revenue as a percentage of total revenue decreased from 82.4% for the nine months ended September 30, 2003 to 70.4% for the nine months ended September 30, 2004. The decrease in cost of revenue as a percentage of total revenue was a result of increased software license revenue as a portion of total revenue as a result of our continued transition to selling perpetual software licenses. Our costs associated with software licenses as a percentage of total revenue were significantly lower than costs associated with other components of our revenue.

       Cost of system sales increased by $6.9 million, or 111.2%, from $6.2 million in the nine months ended September 30, 2003 to $13.2 million in the nine months ended September 30, 2004. This increase was caused by the larger number of health care institutions that acquired and installed our solution. Cost of system sales as a percentage of system sales revenue increased from 60.1% for the nine months ended September 30, 2003 to 62.3% for the nine months ended September 30, 2004. We anticipate that our cost of revenue will continue to increase in absolute dollars as a result of additional purchases of third-party components related to customer installations.

       Cost of support services increased by $2.3 million, or 41.9%, from $5.4 million in the nine months ended September 30, 2003 to $7.6 million in the nine months ended September 30, 2004. This increase was caused by an increase in staffing levels in our support services teams. Cost of support services as a percentage of support services revenue decreased from 144.4% for the nine months ended September 30, 2003 to 90.7% for the nine months ended September 30, 2004. The decrease in cost of support services as a percentage of total support services revenue was a result of efficiencies realized as our customer base grew and the cost of support services was spread over the broader base of customers. Additionally, in early 2004, we acquired software that enabled some of our previously manual methods of providing support to be automated, thereby lowering the cost of service delivery. In the third quarter of 2004 we recorded accelerated depreciation of approximately $0.5 million related to hardware and third-party visualization software located at a customer site that we replaced with newer equipment and UltraVisual software.

       Gross Profit. Our gross profit increased from 17.6% of total revenue for the nine months ended September 30, 2003 to 29.6% of total revenue for the nine months ended September 30, 2004 primarily as a result of the increased revenue attributable to software licenses that have a higher margin than other components of our revenue.

       Research and Development Expenses. Research and development expenses increased by $0.7 million, or 23.3%, from $3.0 million for the nine months ended September 30, 2003 to $3.7 million for the nine months ended September 30, 2004. The increase in the amount of research and development expenses was attributable to increased employee headcount as a result of our completion of the Ultravisual merger in May 2003. Research and development headcount increased to 55 employees at September 30, 2004 from 27 employees at May 29, 2003, immediately before the Ultravisual merger. In the future, we expect to continue to invest in research and development as we continue to improve our existing technology and expand our software offering.

       Sales and Marketing Expenses. Sales and marketing expenses increased by $2.1 million, or 49.0%, from $4.4 million for the nine months ended September 30, 2003 to $6.5 million for the nine months ended September 30, 2004. This increase was primarily attributable to an increase in the number of sales support and marketing personnel and expansion of our marketing efforts, including targeted campaigns related to multi-facility health care providers. Sales and marketing expenses as a percentage of total revenue decreased from 31.0% for the nine months ended September 30, 2003 to 22.0% for the nine months ended September 30, 2004. The decrease in sales and marketing expenses as a percentage of total revenue was a result of a change in our sales commission plans in place in the prior period that now links a portion of the commission payment to customer acceptance. This change has had the effect of delaying commission payments into future periods. As a result of the adoption of the revised commission plan in late 2003, we have delayed approximately $250,000 of commission payments to periods extending beyond September 30, 2004. This change has also led to a delay of $250,000 of commission expense because such expense is recognized over the periods the payments are earned in instances where payment of the commission payments is probable. When commission payments are not deemed to be probable, these payments are recognized as commission expense when they become probable. We expect this trend to continue in 2005, as we have no plans to materially revise our commission plans. We have realized the positive benefits of additional cash and lower operating expense in current reporting periods as compared to periods prior to the commission plan change. We expect to increase our sales and marketing expenses as we hire additional sales and marketing personnel and focus on increasing market awareness of our products and offerings.

       General and Administrative Expenses. General and administrative expenses increased by $2.2 million, or 55.8%, from $3.9 million for the nine months ended September 30, 2003 to $6.1 million for the nine months ended September 30, 2004. Increases in headcount, insurance costs, depreciation and rent attributable to the Ultravisual merger were the reasons for increased general and administrative expenses. General and administrative expenses as a percentage of total revenue decreased from 27.9% for the nine months ended September 30, 2003 to 20.8% for the nine months ended September 30, 2004. Our general and administrative expense decreased as a percentage of total revenue because our personnel expenses remained relatively constant while our total revenues rapidly increased between the periods. We expect our general and administrative expenses to increase in absolute dollars and as a percentage of total revenue as a result of being a public company. Specifically, we expect to incur increased costs associated with accounting, consulting, legal and other professional services, increased insurance costs, and increased personnel on our finance and legal staffs.

       Operating Loss. Operating loss decreased by $1.2 million, or 14.1%, from $8.8 million for the nine months ended September 30, 2003 to $7.6 million for the nine months ended September 30, 2004. Operating loss as a percentage of total revenue decreased from 62.4% for the nine months ended September 30, 2003 to 25.6% for the nine months ended September 30, 2004 as a result of the total revenue increase of $15.5 million coupled with the increased leverage in operating costs discussed above.

       Interest Expense, Net. Net interest expense increased by $0.1 million from the nine months ended September 30, 2003 compared to the nine months ended September 30, 2004.

Comparison of the Years Ended December 31, 2003 and 2002

       Total Revenue. Total revenue increased by $10.7 million, or 84.6%, from $12.6 million in 2002 to $23.3 million in 2003. The increase in revenue was primarily attributable to an increase in the number and size of new customer installations, and, to a lesser extent, attributable to our shift to sales of perpetual software licenses as compared to term software licenses, which accounted for approximately $2.2 million of the increase. We shifted our focus from selling term software licenses to selling perpetual software licenses as a result of increased demands from our customers to offer this model and to improve our cash flow. A larger percentage of revenue is recognized in the first year of a perpetual license than is recognized in the first year of a typical term license. During 2003, we installed our solution at sixteen customer sites as compared to eleven in 2002. Also, the percentage of perpetual software license contracts recognized compared to total software license contracts recognized in 2003 was 63% as compared to 0% in 2002.

       System sales revenue increased by $8.8 million, or 104.3%, from $8.4 million in 2002 to $17.2 million in 2003. Approximately $4.9 million of the increase was attributable to more health care institutions buying and installing our solution, and approximately $3.9 million of the increase was related to a shift in our sales from primarily term licenses, where revenue is recognized ratably over the multiple years covered by the licenses, to primarily perpetual licenses, where revenue for the license fee is recognized at system acceptance.

       Support services revenue increased by $1.9 million, or 44.8%, from $4.2 million in 2002 to $6.1 million in 2003. Approximately $1.2 million of the increase in support services revenue was attributable to an increase in the recognition of non-recurring revenue related to services such as implementation and training as a result of the transition to a perpetual license model and, to a lesser extent, a larger number of customers. As a result of offering a perpetual license model, we not only recognize revenue related to the software license generally upon system acceptance, we also recognize implementation and training services revenue at this time. During 2002, all of our software license revenue was related to term licenses. Under the term license model, we recognized implementation and training services revenue over the license term, which is generally two to seven years. As a result of our shift to a perpetual license model, our support services revenue has increased because we recognize the implementation and training fees generally at system acceptance instead of over the life of the contract. The remaining $0.7 million increase in support services revenue was attributable to a larger number of customers that have implemented our solution and are paying us ongoing support and maintenance fees.

       Cost of Revenue. Cost of revenue increased by $7.4 million, or 71.1%, from $10.4 million in 2002 to $17.7 million in 2003. The increase in cost of revenue was attributable to costs associated with the increased number and size of new customer installations. Cost of revenue as a percentage of total revenue decreased from 82.1% in 2002 to 76.1% in 2003. The decrease in cost of revenue as a percentage of total revenue was a result of increased software license revenue as a portion of total revenue as a result of our transition to selling perpetual software licenses. Our costs associated with software licenses as a percentage of revenue are significantly lower than costs associated than other components of our revenue.

       Cost of system sales increased by $3.9 million, or 61.9%, from $6.3 million in 2002 to $10.2 million in 2003. This increase was caused by an increase in the number and size of systems installed. Cost of system sales as a percentage of system sales revenue decreased from 74.9% in 2002 to 59.3% in 2003. The decrease in cost of system sales as a percentage of total system sales revenue was a result of increased software license revenue as a percent of total system sales revenue. Costs associated with software licenses were lower than costs of other components of our solution. Additionally, following the merger with Ultravisual, we were able to include our own visualization software instead of a third-party component in our solution, producing a higher margin.

       Cost of support services increased by $3.5 million, or 85.5%, from $4.0 million in 2002 to $7.5 million in 2003. This increase was caused by an increase in staffing levels of our support services teams in view of increasing customer demand for our solution. Cost of support services as a percentage of support services revenue increased from 96.6% in 2002 to 123.7% in 2003. The increase in cost of support services as a percentage of support services revenue was a result of growing our staff as described above.

       Gross Profit. Our gross profit increased from 17.9% of total revenue in 2002 to 23.9% of total revenue in 2003 as a result of the increased revenue attributable to software licenses that have a higher margin than other components of our revenue.

       Research and Development Expenses. Research and development expenses increased by $1.8 million, or 73.9%, from $2.4 million in 2002 to $4.1 million in 2003. The increase in the amount of research and development expenses was attributable to increased employee headcount as a result of our completion of the

Ultravisual merger in May 2003 as well as additional headcount added through our normal hiring process. Research and development headcount increased from 22 to 46 employees during 2003.

       Sales and Marketing Expenses. Sales and marketing expenses increased by $1.7 million, or 37.9% from $4.5 million in 2002 to $6.1 million in 2003. This increase was primarily attributable to increases in the number of sales and marketing personnel and, to a lesser extent, the payment of larger commissions resulting from greater sales volume. Sales and marketing expenses as a percentage of total revenue decreased from 35.3% in 2002 to 26.4% in 2003.

       General and Administrative Expenses. General and administrative expenses increased by $2.6 million, or 84.0% from $3.1 million in 2002 to $5.8 million in 2003. Increases in headcount, insurance costs, depreciation and rent as a result of the Ultravisual merger contributed to increased general and administrative expenses. General and administrative expenses as a percentage of total revenue remained approximately the same in 2003 as compared to 2002.

       Operating Loss. Operating loss increased by $2.8 million, or 36.1%, from $7.7 million in 2002 to $10.5 million in 2003. Operating loss as a percentage of total revenue decreased from 61.2% in 2002 to 45.1% in 2003 as a result of the total revenue increase of $10.7 million coupled with the increased leverage in operating costs discussed above.

       Interest Expense, Net. Net interest expense increased $0.3 million, or 41.4%, from $0.6 million in 2002 to $0.9 million in 2003. This increase was attributable to the addition of new debt to finance third-party components leased to customers during 2002.

Quarterly Results of Operations

       The following tables set forth selected unaudited quarterly consolidated statement of operations data for the seven most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2003	2003	2003	2003	2004	2004	2004

	(Dollars in thousands)
Revenue:
System sales	$1,556	$2,914	$5,897	$6,867	$4,909	$8,761	$7,458
Support services	1,019	1,174	1,535	2,329	2,208	3,356	2,864

Total revenue	2,575	4,088	7,432	9,196	7,117	12,117	10,322
Cost of revenue:
System sales	685	1,702	3,845	3,994	3,439	4,062	5,659
Support services	1,489	1,816	2,080	2,109	2,273	2,414	2,955

Total cost of revenue	2,174	3,518	5,925	6,103	5,712	6,476	8,614

Gross profit	401	570	1,507	3,093	1,405	5,641	1,708
Operating expenses:
Research and development	780	1,113	1,082	1,168	1,123	1,141	1,404
Sales and marketing	1,568	1,455	1,342	1,779	1,738	2,407	2,359
General and administrative	985	1,381	1,572	1,855	1,944	2,049	2,145

Total operating expenses	3,333	3,949	3,996	4,802	4,805	5,597	5,908

Operating income (loss)	(2,932)	(3,379)	(2,489)	(1,709)	(3,400)	44	(4,200)
Interest income (expense), net	(215)	(219)	(206)	(210)	(192)	(188)	(333)

Net income (loss)	$(3,147)	$(3,598)	$(2,695)	$(1,919)	$(3,592)	$(144)	$(4,533)

       Our operating results have fluctuated from quarter to quarter and are likely to continue to fluctuate due to a variety of reasons. We discuss below some of the larger changes in various line items in the table above.

       Revenue. During the first quarter of each calendar year, the two components of our total revenue have tended to decrease from the immediately preceding quarter due to timing issues relating to our sales and installation process; this impact is particularly evident for our system sales revenue. In the past, we have experienced lower sales volumes in the third quarter of each year relative to other quarters. We believe that this is the result of the capital expenditure patterns of our customer base. This, in turn, has caused our revenue in the first quarter of the following year to be lower in comparison to the immediately preceding quarter due to the length of our installations and our revenue recognition policies.

       During the third quarter of 2004, we deferred approximately $4.0 million of revenue that we had previously expected to recognize because all of our revenue recognition criteria had not been met at two customer sites. We obtained system acceptance at both of the sites and were contractually able to bill for all software and implementation fees. We will recognize the revenue related to these two contracts in future quarters when all revenue recognition criteria have been met (upon delivery of previously undelivered elements).

       Cost of Revenue. Our cost of revenue fluctuates from quarter to quarter as a result of changes in the relative contributions to our revenue from system sales and support services and changes in the productivity of support services personnel.

       Operating Expenses. Our sales and marketing expenses fluctuate due to timing of sales. Also, the most significant trade show that we attend occurs within the fourth quarter of each year, increasing our sales and marketing expenses in that quarter.

       Operating Income (Loss). Our quarterly operating results are likely to continue to fluctuate. Some important additional factors that could cause our revenue and operating results to fluctuate from quarter to quarter include:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

•	length of the sales cycle for our solution;

•	implementation delays at customer sites, whether within or outside our control;

•	renewal rates for our solution;

•	changes in our pricing policies;

•	new product introductions and product enhancements by us or our competitors;

•	effectiveness of our sales force;

•	buying and capital budgeting patterns of our customers;

•	our success in selling our solution to large multi-facility health care providers;

•	technical difficulties or downtime in our solution;

•	general economic conditions in the U.S.;

•	additional investments in our solution or operations; and

•	regulatory compliance costs.

       The occurrence of one or more of these factors might cause our operating results to vary widely. As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

       We have historically financed our operations, capital expenditures and acquisitions through a combination of equity financing, borrowings and cash generated from operations.

       Cash Flows from Operating Activities. Net cash provided by operating activities was $1.7 million for the nine months ended September 30, 2004, as compared to a net loss of $8.3 million. The difference is due to $4.9 million of non-cash depreciation, amortization, bad debt and stock-based expenses and, in addition, changes in working capital, including a $12.3 million increase in deferred revenue partially offset by a $7.4 million increase in accounts receivable. The buildup of accounts receivable was due to billings related to new contracts and installations at the end of the third quarter of 2004.

       Net cash used in operating activities was $2.4 million in 2003, as compared to a net loss of $11.4 million. The difference is due to $4.4 million of non-cash depreciation, amortization and bad debt expense, and changes in working capital, which primarily consisted of a $2.8 million decrease in accounts receivable, a $0.4 million decrease in prepaid expenses and other current assets, a $0.5 million increase in accounts payable and accrued expenses and a $1.4 million increase in deferred revenue.

       Net cash used in operating activities was $7.8 million in 2002, as compared to a net loss of $8.3 million. The difference is due to $2.5 million of non-cash depreciation and amortization and changes in working capital, which primarily consisted of a $5.5 million increase in accounts receivable, a $0.7 million increase in prepaid expenses and other current assets, a $1.8 million decrease in accounts payable and accrued expenses and a $6.0 million increase in deferred revenue.

       Cash provided by and used in operating activities has historically been affected by changes in working capital accounts, primarily deferred revenue, accounts receivable and accrued expenses, and add-backs of non-cash expense items such as depreciation and amortization. Fluctuations within accounts receivable and deferred revenue are primarily related to the timing of billings and the associated revenue recognition.

       Cash Flows from Investing Activities. Net cash used in investing activities was $1.2 million for the nine months ended September 30, 2004 due to internal capital expenditures for IT technology and customer-related capital expenditures. Net cash used in investing activities was $1.0 million during 2003 due to cash received from the Ultravisual merger offset by internal capital expenditures. Net cash used in investing activities was $3.6 million during 2002 due to customer-related and internal capital expenditures consisting primarily of IT technology.

       Cash Flows from Financing Activities. Net cash provided by financing activities was $2.2 million during the nine months ended September 30, 2004, consisting of proceeds from issuance of subordinated debt offset by payments on equipment loans for third-party components installed at customer sites. Net cash provided by financing activities was $3.5 million during 2003, consisting primarily of proceeds from issuance of convertible preferred stock offset by payments on equipment loans for third-party components installed at customer sites. Net cash provided by financing activities was $10.3 million during 2002 consisting primarily of proceeds from issuance of convertible preferred stock and proceeds from equipment loans for third-party components installed at customer sites.

       Cash Position and Indebtedness. At September 30, 2004, our unrestricted cash and cash equivalents was $5.0 million as compared to $2.3 million at December 31, 2003. At December 31, 2002 and 2003 and September 30, 2004, we had approximately $0.8 million, $0.8 million and $0.9 million, respectively, of restricted cash and cash equivalents held as collateral for two equipment loans related to customer third-party components and one internal equipment lease. The restrictions on the cash will be released in connection with the maturity of the equipment loans and the expiration of the lease. Our total indebtedness was $10.3 million, $8.5 million and $10.0 million at December 31, 2002 and 2003 and September 30, 2004, respectively. This indebtedness is discussed below.

       Between December 2001 and August 2003, we entered into various capital and operating equipment leases with various lenders for internal IT equipment.

       On December 19, 2001, we entered into a $2.1 million secured promissory note with a finance company to finance third-party components at a customer site. The note is payable monthly at an interest rate of 10% and matures on December 15, 2006.

       On March 28, 2002, we entered into a $1.8 million secured promissory note with a finance company to finance third-party components at a customer site. The note is payable monthly at an interest rate of 9.88% and matures on March 28, 2007.

       On July 6, 2002, we entered into a $2.6 million sale-leaseback arrangement with a finance company to finance third-party components at a customer site. The lease is payable monthly and due in March 2007. We have the option to renew the lease at the end of the lease term or to purchase the third-party components at the end of the lease at fair value.

       On November 20, 2002, we entered into a $0.6 million secured promissory note with a bank to finance third-party components at a customer site. The note is payable monthly at an interest rate of 4.76% and matures on September 30, 2007.

       On December 9, 2002, we entered into a $3.9 million secured promissory note with a bank to finance third-party components at a customer site. The note is payable monthly at an interest rate of 6.13% and matures on June 9, 2007.

       On May 30, 2003, we assumed responsibility for a $0.3 million promissory note between Ultravisual Medical Systems and the State of Wisconsin. The note is payable monthly at an interest rate of 4.0% and matures on December 1, 2007.

       On April 30, 2004, we entered into a loan and security agreement with a bank under which we can borrow up to $4.0 million subject to certain restrictions. Interest accrues at the prime rate plus 1.5% to 2.0%, depending on our net income. This line of credit was amended July 31, 2004 and expires April 30, 2006 at which time all advances will be due and payable. As of September 30, 2004, we had no outstanding balance under this line of credit.

       On June 25, 2004, we issued $4.0 million of promissory notes to various purchasers under one subordinated debt agreement. The subordinated debt agreement requires us to maintain a minimum tangible net worth of at least the amount required by the loan and security agreement, as amended, referred to in the preceding paragraph, which minimum amount is $(3,700,000) as of December 31, 2004. The subordinated debt agreement also includes a cross-default provision under which a default under the loan and security agreement referred to in the preceding paragraph that is unremedied for five days will result in a default under the subordinated debt agreement. In addition, we are required to redeem the notes beginning July 25, 2005, at which time we must begin payment of eight quarterly installments of principal of $0.3 million. The notes expire June 25, 2007 at which time all outstanding principal and accrued interest will be immediately due and payable. Interest accrues at 8.25% through June 25, 2006 and at 10% from that date until June 25, 2007. In connection with the notes, we issued warrants to purchase 127,589 shares of common stock at an exercise price of $4.70 per share. We intend to use a portion of the proceeds from the offering to repay these promissory notes in full. The accelerated repayment of the notes initially will have a negative impact on our results of operations because we plan to fully recognize the remaining value of the warrant discount associated with the debt at the time of repayment. However, future operations ultimately will benefit due to the elimination of interest expense associated with the debt. We expect to save approximately $0.7 million in interest expense as a result of the accelerated repayment.

       We believe our existing cash, cash provided by operating activities and potential cash available from our bank line of credit will be sufficient to meet our working capital and capital expenditure needs during the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new products and services and enhancements to existing products and services, and the continuing market acceptance of our solution. To the extent that funds generated by this public offering, together with existing cash and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Commitments

       The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2003.

	Payments Due by Period

		Less Than			More Than
Contractual Cash Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(Dollars in thousands)
Long-term debt	$7,314	$2,181	$4,363	$770	$—
Capital lease obligations	2,573	824	1,554	195	—
Operating leases	816	643	173	—	—

Total contractual cash obligations	$10,703	$3,648	$6,090	$965	$—

Quantitative and Qualitative Disclosures about Market Risk

       Interest Rates. Our current debt instruments do not expose us to material market risks relating to changes in interest rates. Some of the proceeds of this offering may be invested in short-term, interest-bearing, investment grade securities pending their application. The value of these securities will be subject to interest rate risk and could fall in value if interest rates rise.

Off-Balance Sheet Arrangements

       Except for operating leases entered into for ordinary business purposes, we do not currently have any off-balance sheet arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Recently Issued Accounting Pronouncements

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). SFAS 150 requires that an issuer classify certain financial instruments within its scope as a liability (or an asset in some circumstances). Effective July 1, 2003, we adopted SFAS 150. Adoption of this interpretation did not have an impact on our financial position or results of operations.

       In May 2003, Emerging Issues Task Force No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21), was finalized. This issue addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with EITF No. 00-21. Adoption of this interpretation did not have an impact on our financial position or results of operations.

BUSINESS

Overview

       We provide an enterprise-level information technology solution for the clinical analysis and management of digital medical images within health care provider organizations. Our solution consists of advanced visualization and image management software, comprehensive support services and third-party components. Our web-enabled advanced visualization software provides physicians across the enterprise — in multiple medical specialties and at any network access point — with tools to manipulate and analyze images in 2D and 3D. We enable physicians to better understand internal anatomic structure and pathology, which can improve clinical diagnoses, disease screening and therapy planning. We believe our solution improves physician productivity and patient care, enhances customer revenue opportunities, automates complex, mission-critical medical imaging workflow, and maximizes our customers’ return on investment in capital equipment and clinical information systems.

       We sell our solution to multi-hospital networks, community hospitals, physician clinics and diagnostic imaging centers. Health care providers produce growing volumes of medical imaging data that must be analyzed, managed and stored efficiently and cost-effectively. We focus on developing corporate-level relationships with large multi-facility organizations, which result in substantial cross-selling opportunities and represent an important competitive advantage for us. Since our first commercial implementation in December 2000, we have implemented our solution at facilities affiliated with some of the largest multi-facility health care providers in the U.S. Our customers with ten or more facilities include Allina Hospitals and Clinics, Ascension Health, Aurora Health Care, BJC Healthcare, Baptist Health System, Inc., Catholic Healthcare West, Kaiser Foundation Hospitals and Sisters of Mercy Health Systems.

       Demand for advanced visualization and image management solutions is growing as the number and size of imaging exams increase due to accelerating physician adoption of advanced imaging, the growing health care needs of an aging U.S. population and the increasing sophistication of imaging devices such as computed tomography (CT), magnetic resonance imaging (MRI) and positron emission tomography (PET). We do not believe existing film-based workflow or department-level PACS are sufficient to meet this growing demand.

       A typical installation of our solution at a single hospital involves a multi-million dollar investment by our customer over a multi-year contract period. As of December 31, 2004, we had $118.3 million in contracted backlog, consisting primarily of fees for contracted future installations and for the support of existing installations, compared with a contracted backlog of $82.7 million at December 31, 2003. During the fourth quarter of 2004, we recognized $16.2 million of revenue, which approximated the amount of revenue we expected to recognize from backlog during the quarter. We expect to recognize approximately $49.9 million from our current contracted backlog during fiscal year 2005 and approximately $68.4 million subsequent to 2005.

       We were founded in December 1998 as an Alabama corporation and reincorporated in Delaware in January 2000.

Industry Background

       Based on industry data, we believe more than 500 million imaging procedures were performed in the U.S. in 2003, producing as much as 12.5 billion megabytes of data. Healthcare providers need digital infrastructure, storage and image management capabilities to alleviate the operating strain created by medical image records.

       Frost & Sullivan estimates, in a 2004 report, that the total U.S. medical imaging market, including capital equipment and technology, will reach $12.6 billion in 2004. They report that information technology spending associated with medical imaging accounted for approximately 15% of the total medical imaging market in 2003 and estimate that it will grow at an average compound annual growth rate of 15% from 2002 through 2008. A survey conducted by the Health Financial Management

Association found that 71% of U.S. hospitals anticipate making capital expenditures for digital radiography systems in the next five years.

       The need to improve clinical care and eliminate inefficiencies in existing paper-based methods, including film-based image management, continues to drive investment in clinical information technology. The federal government recently announced several initiatives to accelerate information technology adoption rates within the health care system, including the Presidential appointment of a national health care information technology office and a recommitment to the President’s Information Technology Advisory Committee. The health care information technology market continues to grow more rapidly than other segments of the technology industry, according to a February 2004 release from Sheldon I. Dorenfest & Associates. Dorenfest estimates that health care information technology spending amounted to $23.6 billion in 2003 and will increase to $30.5 billion by 2006.

       We believe the rapid expansion in the number and complexity of medical images and the need to automate complex, manual workflow are driving health care providers to invest in systems that maximize their return on capital investments in expensive imaging devices and clinical information technology. We facilitate the convergence of imaging technology and clinical automation at the enterprise level by enhancing analysis, integration and automation of medical imaging data.

Our Opportunity

       Managing the visualization, distribution and storage of medical images remains one of the least automated, mission-critical processes within health care provider organizations. According to a May 2004 release by IMV, a market research firm, only 7% of hospitals are currently operating on a filmless basis in their radiology departments. Effective image management can shorten report turnaround times, lower the potential for manual error in data entry and filing, increase staff efficiency, eliminate costs associated with traditional radiological workflow and improve overall diagnostic and clinical quality. We believe the following factors have collectively increased the demand for our solution:

       Increasing Number of Imaging Exams. The number of imaging exams performed each year is increasing as a result of a number of factors, including increased physician use of advanced imaging as a non-invasive diagnostic and clinical tool, lowered costs of imaging devices and increased health care needs of an aging U.S. population. For instance, in October 2003 releases, IMV estimated that MRI exams grew 21% between 2001 and 2002, while CT exams grew 15% over the same period. Frost & Sullivan estimates that the number of PET exams will grow at a compound annual growth rate of approximately 21.3% from 2002 through 2009.

       Increasing Size and Complexity of Imaging Exams. Technological advancements are increasing the size and complexity of individual imaging exams. For example, new CT scanners produce 20 times as much data as prior models, with exams consisting of thousands of individual images yielding 500 to 1,000 megabytes of data per exam, versus only 25 to 50 megabytes just two years ago. The increasing prevalence of fusion techniques used to combine images from multiple imaging devices increases the complexity of many exams. The rapid growth in the data size of medical images means that medical images also consume a greater share of hospital resources.

       Need for Advanced Visualization Tools. Because the output of a cross-sectional imaging device, such as a CT scanner, may consist of thousands of “sliced” 2D images, physicians need sophisticated software tools to model those images in 3D and allow the viewing of a “virtual” patient at all angles. Physicians can benefit from computer-created 3D images and eliminate the need to mentally reconstruct 2D images into a single useful 3D image. This improves diagnostic capabilities, treatment and non-invasive surgical planning. Sophisticated new tools, such as 3D volumetric imaging, maximum intensity projection (MIP), multi-planar reformat (MPR) and surface shading, are increasingly essential to present medical images in a manner that is valuable to the physician for diagnosis and treatment planning. Moreover, some surgical specialists will not perform a complex surgery without first performing pre-operative 3D planning.

       Need for Complete Electronic Health Records. Health care providers are implementing clinical information systems to automate clinical documentation and integrate patient information into electronic health records. However, these clinical information systems typically lack the sophistication or capability to incorporate digital medical images into patient health records. Incomplete electronic health records can result in delayed diagnosis, billing errors and inefficient workflow. A complete electronic health record, which includes medical images, enhances the anticipated benefits of investment in clinical information technology.

       Shortcomings of Film-Based Image Management. Many health care providers still use film to capture medical images from devices such as X-ray machines, which may produce three to four images per typical exam, and CT scanners, which can produce 1,000 images per exam. A film-based system has numerous inefficiencies, including complex exam scheduling, redundant patient data entry, possibility of misplaced or misfiled notations and case histories, physical films and files that must be copied often or moved among the technologist, the specialist physician and the treating physician, and substantial storage space requirements. Each of these inefficiencies has the potential to increase the total cost per exam.

       Limitations of Current Methodologies for Managing Digital Medical Images. Current digital medical image management systems, which correct some of the inefficiencies of film-based imaging, have traditionally consisted of specialized services and technologies tied to specific department-level requirements. For example, a typical PACS installation is a department-level installation with dedicated hardware components primarily designed to address the image storage and distribution needs of a small number of physicians in a single department. While PACS may offer substantial automation benefits within such a single department over traditional film-based imaging workflow, they do not offer the full potential of an integrated, enterprise-level digital image management solution and these systems also typically do not integrate with clinical and administrative systems without expensive custom programming. Many hospitals that have embraced image automation have had to purchase multiple PACS and software tools for various departments and imaging devices, which presents integration challenges and requires significant investment. Many PACS were developed prior to the recent growth in the use of 3D imaging techniques and do not easily scale to handle the data volume of current imaging devices. PACS visualization tools are typically only 2D and are not distributable across the network except in a very rudimentary manner.

Our Solution

       We provide an enterprise-level information technology solution for the clinical analysis and management of digital medical images within health care provider organizations.

      With our solution, our customers and their constituents, including physicians, technologists and nurses, can improve overall clinical and diagnostic quality and eliminate much of the labor and other costs of dealing with film, disparate department-level information systems, exam scheduling and redundant data entry. We also help to alleviate heavy burdens on a health care provider’s staff by automating medical image workflow for physicians and technologists. We believe our solution provides the benefits of current department-level PACS, including increased automation and better efficiency over traditional film-based methods, with added enterprise-level connectivity and advanced visualization tools that are not available with a typical PACS installation.

       We have designed our solution to offer benefits to the following groups:

       Our solution offers the following:

       Single-Source, Enterprise-Level Image Management. Our solution provides a single data repository for medical images created by digital imaging devices and related patient data across a single or multi-facility enterprise, whether from radiology, cardiology, pathology or other departments. This single repository serves as a central point of workflow and content management for those images. Our solution catalogues, archives and routes these images through our software, combining centralized control over sensitive patient imaging records with increased availability to physicians and other authorized users, in multiple medical specialties and at any network access point. Our solution integrates with our customers’ existing clinical information and administrative systems, serving as the patient’s visual medical record repository, reducing the risk of billing errors and lowering the average cost per exam through automation of complex and manual film-based imaging workflow.

       Advanced Visualization Technology. Our solution quickly delivers web-enabled software toolsets and images to physicians throughout the enterprise for diagnostic analysis and treatment planning. Our advanced visualization software allows physicians to create 2D and 3D views of human anatomy based on the output of imaging devices and to manipulate, navigate within and compare imaging exams in order to better visualize and understand internal anatomic structure and pathology. Improvements in the visualization of medical images can lead to improved clinical diagnosis, disease screening and treatment planning by physicians. Physicians can access our advanced visualization software from any network access point, including home, office or throughout the health care facility. Our intelligent user interface automatically adjusts for the specialty of each physician, the preferences of each user, the type of imaging device used to create the image, and the particular body part and tissue type being examined. We are developing enhancements and additional functionality to our advanced visualization software, which was acquired in May 2003 when we merged with Ultravisual Medical Systems Corporation, to further meet the clinical needs of numerous clinical specialties, including cardiology, emergency medicine, neurology, oncology, orthopedics, pathology and radiology.

       Open Standards-Based Software. We believe that our use of open standards has enabled us to design software that stores and manages information faster and with fewer hardware resources than competitive systems, a benefit we believe is becoming increasingly important as the data size of many imaging exams grows. We have designed our software to make full use of the DICOM standard for medical image data. We believe our commitment to open standards, such as DICOM and the standard protocol for the storage of text based patient information, Health Level 7 (HL7), means that our software will be compatible with new imaging device technologies and other clinical information systems that conform to these standards. We lower our customers’ total costs by eliminating the need for translation to and from non-standard or proprietary communication methods which often involve the purchase of additional hardware and software.

       Effective Implementation, User Adoption and Support Services. We focus on delivering effective implementation, user adoption and support services as an integral part of our solution. During the implementation phase of our solution, we use proven project management principles, including change management and adult learning techniques, to facilitate rapid and complete adoption by our customer. After implementation, we monitor system and user behaviors and, when appropriate, intervene and make the adjustments we consider necessary to prevent anticipated problems from occurring. Additionally, we use tools that measure the ultimate success of our customers’ implementation, including the provision of reports on productivity, operating performance and return on investment. We believe our focus on implementation and support services ensures that our customers’ investments in our solution is well managed and achieves the customers’ financial and operational objectives.

      We believe that the following workflow diagram is representative of the steps required for a treating physician to have a patient undergo a CT scan at a hospital that uses a manual film-based system as compared to using our fully implemented solution:

Manual Process

Treating Physician

- Orders CT scan

Hospital Radiology Department

- CT scan scheduled and manually transferred to CT device
- File room is queried for prior CT scans of patient
- Prior scans are removed from file jackets and delivered to Radiology Department
- Printouts made of scheduled work items
- Patient demographic information manually entered into CT console
- New CT scan performed
- Films of new CT scan are produced
- Each image of developed film is reviewed to check quality of scan
- Prior and new images are manually hung on light box for Radiologist to review according to written protocol

Radiologist

- Reviews 100+ images from new CT scan on light box
- Must also look at 100+ images from prior CT scan
- Must mentally reconstruct 3D picture of anatomy by visualizing multiple side by side progressions of 2D images
- Must take measurements with a ruler; cannot rotate, zoom, adjust brightness and contrast for tissue type
- Cannot see the volume of any pathology, must manually mark key images and write annotations for Physician
- Dictates case report

Hospital Radiology Department

- Dictated report is transcribed onto paper and placed in file with films
- Report and file jacket delivered back to File Room
- Makes copies of film and courier to Physician
- File jackets of images physically filed for archival
- Must have original images on file in order to bill for service

Treating Physician

- Must wait for delivery of film and reports from hospital
- Places copies of new CT scan films on light box to analyze
- Must mentally reconstruct 3D picture of anatomy by visualizing multiple side by side progressions of 2D images
- No tools to analyze images
- No tools to plan surgery or treatment
- Must review paper copy of Radiologist's report and notations of images
- Must store copies of film

Our Solution

Treating Physician

- Orders CT scan

Hospital Radiology Department

- CT scan scheduled and patient and worklist automatically loaded to CT device
- New CT scan performed, images automatically stored in archive with patient demographic data for billing and archival purposes

Radiologist

- Current and prior exams are automatically displayed in format appropriate for image device and tissue type
- Images are analyzed with 2D and 3D tools, annotations, measurements, key images digitally marked and stored
- Dictates case report which is embedded with the image

Treating Physician

- Current and prior exams are automatically displayed in format appropriate for image device and tissue type
- Images are analyzed with 2D and 3D tools, easily reviews Radiologist's annotations and key images
- Treatments planned on screen with access to complete visual patient record

Our Strategy

       Our goal is to become the industry leader in enterprise-level information technology solutions for the clinical analysis and management of digital medical images. Key elements of our strategy include:

       Expand Our Market Share by Attracting New Customers. We believe a full range of health care organizations, from stand-alone imaging centers to multi-site hospital systems, represent a largely underserved market for our solution. Our current base of over 80 installed facilities represents a small portion of the prospective customers for our solution. We plan to use a portion of the proceeds of this offering to expand our sales and marketing efforts so that we may pursue new customers. As we pursue new customers, we intend to continue focusing our efforts on the large, multi-site health care providers that typically recognize the greatest benefits and fastest return on an investment in our solution and represent the largest individual sales opportunities. We believe our position as a sole source provider of an advanced visualization and image management solution, together with our implementation expertise and our installed base of nationally recognized reference customers will help us attract new customers.

       Increase Penetration With Existing Customers. We believe that using our successful relationships with existing multi-facility health care customers to expand our penetration within those organizations and selling additional functionality to our existing installed base are effective ways to increase our operating margins by reducing the average cost of sales and increasing the total revenue from existing customers.

•	Increase Installations with Existing Multi-Facility Customers. As of September 30, 2004, we had customer relationships with 15 multi-facility health care providers that control over 250 hospitals. Our initial contracts with these customers often provide for implementation at only a portion of the facilities managed by the parent company. We believe there are significant opportunities to expand our installed base at facilities that are part of multi-facility systems in which we have some level of customer relationship with the parent company or with an individual facility within the multi-facility system.

•	Cross-Sell to Existing Customers. We are also in a strong position to sell additional functionality to our existing customers, including advanced visualization tools for image-intensive medical specialties that may not have been part of the initial sale. Typically our initial sale to a customer is for medical image management. As follow-on sales opportunities, we offer our advanced visualization software and additional functionality to radiologists and other specialty groups within the organization. We believe that our excellent customer relationships increase our customers’ comfort in purchasing new products or enhanced functionality from us.

       Enhance Our Product Offerings. We believe developing additional functionality for our existing software, including improved advanced visualization products for multiple specialties, such as orthopedics, cardiology and pathology, will further strengthen our position in the market. Further enhancements to our advanced visualization software should assist us in selling our solution to multi-hospital systems and expanding our existing customer relationships. We also plan to invest further in workflow and integration software to speed integration with existing clinical information systems, including electronic health record systems. We intend to pursue these enhancements through internal development, acquisition or the license of others’ technology.

       Continue to Deliver Superior Implementation, User Adoption and Customer Support Services. As a single-source provider of advanced visualization and image management solutions, we believe the quality of our implementation, user adoption and support services helps to differentiate us from our competition. We have designed our systems, services and pricing strategies around this belief. We expect to continue to invest in, refine and develop new services to provide our customers with the highest level of services available and to provide us with a base of recurring revenue. We believe delivering superior services will enable us to capture increased market share, enhance our existing customer relationships and help us effectively compete.

       Maintain Our Open-Standards Focus. We believe our commitment to open standards, such as DICOM and HL7, lowers our development costs, accelerates our time to market, lowers our customers’

total cost of ownership, improves speed and quality of our solution’s integration and differentiates us from our competition. By designing our solution around open standards, we believe we maximize our solution’s integration with our customers’ existing clinical information technology systems and imaging devices, thereby reducing our customers’ total cost of ownership. We also believe our open-standards model lowers the hardware costs associated with implementing our solution because it enables our customers to use relatively inexpensive, off-the-shelf hardware to visualize, analyze and manipulate images. We plan to continue this commitment, which we believe enables our customers to maximize their return on investment in both current and future imaging devices, computer hardware and clinical information technology systems.

Our Product and Service Offerings

       We provide an enterprise-level information technology solution for the clinical analysis and management of digital medical images within health care provider organizations. Our solution consists of advanced visualization and image management software, comprehensive support services and third-party components.

Software

       Our solution includes three principal software components: UltraVisual, UltraStructure and UltraConnect.

       UltraVisual. UltraVisual is our suite of software tools for the advanced visualization and analysis of digital medical images by physicians and medical professionals. We acquired the software technology underlying UltraVisual when we merged with Ultravisual Medical Systems Corporation in May 2003. UltraVisual components include graphics and image processing modules that present information to physicians and medical professionals using relevant multi-specialty tools through a dynamic user interface. Physicians can manipulate 2D and 3D image-related content in a variety of ways including organization, rotation, inversion, magnification and enhancement of images in a collaborative environment for sharing findings with other physicians or medical professionals. UltraVisual helps physicians better visualize and understand internal anatomic structure and pathology. Additional benefits of UltraVisual include:

•	Sophistication. UltraVisual makes use of complex processing techniques such as multi-planar reformat (MPR) and volumetric imaging for 3D imaging applications.

•	Integration. Imaging tools include integrated 2D and 3D viewing methods which can be used simultaneously with the same image or images on the same computer.

•	Ease of Use. We have designed UltraVisual to be intuitive and convenient so physicians can easily adapt its use into their current practice patterns.

•	Application to Numerous Clinical Specialties. The user interface automatically adjusts for the type of physician using the system, user preferences, the type of imaging device used to create the image (such as CT, X-ray or MRI), and the particular body part and tissue type.

•	Platform Compatibility. UltraVisual uses a common personal computer graphics standard, allowing off-site physicians to use inexpensive personal computers and permitting the enterprise to make use of lower-priced workstations with off-the-shelf graphics hardware.

•	Web-enabled. Physicians or other authorized users have secure access to images and advanced visualization tools at any network access point.

    The features that are depicted by the six viewports (image viewing areas) above are samples of functionality that is integrated into UltraVisual. The user interface can adjust “intelligently” based on a variety of inputs including type of image, body part, prior relevancy, another physician’s presentation state, a marked key image, user preferences, specialty and desired tissue analysis. The following descriptions correspond to the images above:

3D Surface Rendering — a surface rendering of a typical CT head scan. UltraVisual has rendered the 2D CT images into a 3D model allowing a physician to slice or segment through the model.	3D Volume Rendering — a volume rendering of the same CT head scan. Image can be seen through with adjustments that can use lighting effects and color to highlight desired tissue type, body part, vasculature or pathology.	Maximum Intensity Projection (MIP) — image enhanced with MIP to focus on vascular structures, such as the carotid artery pictured here. Image of vessels can be examined virtually, rotated and segmented “on the fly.”

Multi-Planar Reformat (MPR) — MPR of a CT scan of an abdominal aortic aneurysm. MPR shows all three viewing planes: axial (top), sagital (side) and coronal (front). The Physician can use the localizer (crosshairs seen in image) to navigate in multiple planes simultaneously.	Computed Radiography — typical computed radiography images (X- rays) with current image on the left and prior image on the right. Prior images are automatically opened with the current study and configurable to the number of relevant prior images to open.	PET/CT Fusion — users have the ability to manually or automatically (based on data references) fuse PET images over CT images. The fused images can be scrolled through and placed into MPR or MIP views for visualization within other representative views.

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       UltraStructure. UltraStructure is our image archival and distribution management software. UltraStructure supports the DICOM standard for digital medical images enabling a high level of scalability that facilitates fast, efficient access to storage and retrieval of such images in enterprise applications. UltraStructure includes auto-routing and predictive capabilities that improve workflow in a clinical environment by performing time intensive tasks in anticipation of their need, thereby minimizing network traffic and facilitating responsiveness across the enterprise.

       UltraStructure employs a distributed architecture that enables administrative changes without the need to shut down the system, minimizes system memory requirements, increases the speed of access to images through a relational database and provides customized reporting capabilities. In a distributed multi-hospital environment, UltraStructure also manages local “caches” at remote sites, which provide local image acquisition and temporary storage for rapid retrieval. Permanent image data is simultaneously stored at the centralized long-term archive. Each remote cache also acts as a proxy server to provide a view of images throughout the enterprise, no matter where the image was originally generated. The use of a local cache ensures that no individual facility is dependent on the wide-area network for the sourcing of locally created images.

       Additional benefits of UltraStructure include:

•	Comprehensive Management System. UltraStructure is a broad solution for the management of a health care provider’s digital medical images, from storage to workflow automation.

•	Multi-Site and Multi-Department. Our software permits authorized users to access images from any network access point, including home, office or throughout the health care facility. It handles images created by multiple hospital departments and multiple image devices.

•	Enterprise-Level Scalability. We can install UltraStructure as a single facility application or as an enterprise-level solution to support the medical image management needs of large multi-facility health care providers. By using predictive technologies and local caching of images, UltraStructure provides optimal network speed and availability.

•	Fault Tolerance. We deploy UltraStructure in a fault tolerant configuration on redundant server clusters with redundant storage systems. We support either full backup and recovery or mirrored archives in two different locations, enabling uninterrupted operation in the event of the loss of one archive.

•	Open Standards. Unlike many competitive image management systems, we designed UltraStructure around an open standards architecture that leads to better integration with imaging devices and clinical information systems, improves the speed and reliability of transfers of medical image data and provides a lower total cost of ownership by avoiding unnecessary translation overhead.

       UltraConnect. UltraConnect is our standards-based software used to manage integration and data migration between our solution and other health information systems throughout the enterprise. UltraConnect utilizes a DICOM imaging device worklist, which automates technologist workflow, prioritizing and managing processes based on other systems such as admissions. In addition, UltraConnect includes tools that enable the integration of our solution with electronic health records and other information systems such as voice recognition. The benefits of UltraConnect include the rapid and systematic integration of the patient’s digital medical images with the rest of the enterprise’s clinical and administrative information systems without the need for custom programming, integration services, or third-party translation devices.

Service and Support

       We believe that our implementation, user adoption and support services differentiate us strategically from our competitors. Large-scale infrastructure information technology installations can present special challenges to an enterprise, regardless of its size or sophistication. According to a 2001 report by the

Standish Group, only 28% of all IT projects undertaken in large corporations succeeded. We believe this is often due to inadequate implementation and support services and believe that our service model better meets the installation and investment objectives of our customers.

       Our “Customer Success Program” includes the following components:

•	Adoption Success Management (ASM). ASM is our services program that facilitates rapid and complete adoption by all relevant constituents during the implementation phase, which typically lasts three to four months. We have designed ASM to maximize the user implementation experience, promote behavioral change at all levels and increase the probability of complete implementation success. Our ASM approach incorporates proven project management principles including change management, user adoption, adult learning and metrics-based success techniques to ensure that customers’ investments in our solution are well managed and achieves the customers’ financial and operational objectives.

•	Total Solution Management (TSM). TSM is an ongoing set of support services to ensure that our systems are highly available and optimally configured for the user community. Through continuous remote monitoring of our solution, we can analyze system and user behaviors and, when appropriate, intervene and make the necessary adjustments to prevent anticipated problems from occurring. We provide standard 24-hour service and support for our software and any third-party components we provide as part of our solution. Under our TSM program, we provide many services we believe are not typically included as part of a comprehensive information technology installation, including interaction with third-party component vendors, monitoring storage requirements and general program oversight. Our standard contracts with customers typically provide for a 99% guarantee of system availability and a 98% guarantee of component availability with penalty provisions if our solution fails to meet the guarantees. Our 99% system availability guarantee covers our solution as a whole, while the component guarantee covers each individual component, as in certain circumstances a component may fail without affecting system availability.

•	Enterprise Performance Monitoring (EPM). EPM is an enterprise-level performance monitoring tool that we use to measure the ultimate success of our customers’ implementation, including full adoption and effective use of the systems we provide. Our EPM service includes:

•	quarterly and annual reporting of system performance metrics such as percentage uptime, storage capacity and projected utilization;

•	operational performance metrics such as radiology technologist productivity and studies read per radiologist; and

•	financial performance metrics, such as return on investment, cost per study, and value-based comparisons to film-based analog workflow.

We can provide revenue mix analysis services, using data combined from hospital information systems and the enterprise’s imaging environment data, to understand and prioritize key equipment and physician revenue producers for a hospital. This analysis can provide critical data to hospital administrators for capital and technology investment planning initiatives.

Third-Party Components

       Our solution typically includes the installation and implementation of platform components that we procure from third parties. We believe that providing third-party components helps us deliver a comprehensive solution that meets the needs of our customers. Some of the third-party components we provide include:

•	Servers. Our software and the database run on a cluster of standard servers, typically consisting of six or more redundant servers.

•	Data Storage. We support industry standard storage configurations, including fault-tolerant RAID (redundant array of independent disks) systems.

•	Backup/Recovery. Our solution typically includes a tape library-based backup and recovery system that provides backup for our database, configuration files and the digital medical images. Alternatively, we also offer an optional configuration with mirrored archives in two different locations, enabling uninterrupted operation in the event of the loss of one archive.

•	Workstations and Monitors. Customers typically implement our advanced visualization software using standard personal computer workstations and high-resolution monitors for visualization within the facility.

•	Database. Our software applications operate on OracleTM database technology and other standard relational database applications.

•	Computed Radiography. We also offer computed radiography devices, which are manufactured by Eastman Kodak Company and Fujifilm Medical Systems USA, Inc. Computed radiography devices convert analog X-ray images into digital images.

Our Technology

       We believe the following technologies and strategies help us to compete more effectively:

•	Native DICOM Compatibility. We have written our software to exploit the capabilities of the DICOM standard for medical image storage and workflow management, as promulgated by the American College of Radiology and the National Electronic Manufacturer’s Association. DICOM is an industry standard that defines the data elements, communication protocols, storage formats and workflow methods associated with medical imaging data and processes. Our software stores and manages medical images using native DICOM communications, preserves the DICOM information associated with the image and follows DICOM workflow methods. Using native DICOM communication means our solution does not require “translation” devices for converting the DICOM information into a proprietary storage or other format. We believe our commitment to DICOM as the underlying protocol for our software is a competitive advantage, delivering faster streaming, more efficient storage of the image and the ability to integrate our software to new imaging devices that output information using DICOM.

•	Proprietary DICOM-Toolkit. While DICOM is an industry standard protocol for medical image data management and storage, the software toolsets used to process, manage and use DICOM information are generally unique to particular software vendors. Unlike many of our competitors who license DICOM-toolkits from third parties, we have developed and own a DICOM-toolkit that we believe permits us to more rapidly integrate DICOM-based information into our software. We believe that the ownership and continued development of our DICOM-toolkit is a core technology strategy, in part because it reduces reliance on third-party software.

•	Commitment to the IHE Technical Framework. We support and are a leader in the implementation of the Integrated Healthcare Enterprise (IHE) technical framework. The Radiological Society of North America and the Healthcare Information and Management Systems Society created IHE, which represents a consortium of over 30 companies in the radiology and health care information systems fields. The IHE technical framework is a protocol for the integration of DICOM image information and HL7 text-based patient information. We believe our commitment to IHE helps to ensure that our software integrates seamlessly with HL7-based billing and patient record information systems implemented at our customer sites.

•	Compatibility with the OPEN GL Graphics Standard. Our advanced visualization software performs sophisticated 3D rendering and other graphics intensive functions that provide physicians the ability to view 3D medical images for diagnosis and treatment planning. Historically, workstations and graphics hardware that could perform the advanced rendering and other graphics functions needed for advanced visualization functionality were cost prohibitive for widespread use. Our advanced visualization software uses the OPEN GL graphics standard, which permits our customers, or off-site physicians affiliated with our customers, to purchase inexpensive personal computers and graphics hardware to perform sophisticated image analysis.

•	Component-Based Software Engineering. Our software architecture is based on a component-based services model. Our software development framework supports common and domain specific components that can be plugged in while the system is operating. By building flexible, dynamic, reusable components, we gain great flexibility to add functionality to our system and increase the reliability of our system because we can remedy problems at the component level rather than being forced to address issues throughout the entire application.

•	“Green Design” Philosophy. We call our software design philosophy “green design” after the environmental philosophy of “reduce, recycle, and reuse.” We recognize that every enterprise network configuration has finite computing resources, so we attempt to use those resources as efficiently as possible to produce the best performing system with available resources. “Green design” is our attempt to optimize these resources. As a result of our “green design” philosophy, we believe our products yield better performance and scalability with greater fault tolerance than competitive offerings on the same hardware.

Customers

       Our customers range in size from single imaging centers to large multi-facility healthcare networks. As of September 30, 2004, we had installed our solution in 82 hospitals or other health care facilities, 61 of which are members of multi-facility networks with which we have customer relationships. Since we acquired the UltraVisual software in May 2003, we have implemented UltraVisual in less than a third of our current installed customer base, which represents a significant growth opportunity for us. As of September 30, 2004, we have never had a customer cancel a contract. Our customers include members of the following multi-facility networks with ten or more facilities: Allina Hospitals and Clinics, Ascension Health, Aurora Health Care, BJC Healthcare, Baptist Health System, Inc., Catholic Healthcare West, Kaiser Foundation Hospitals and Sisters of Mercy Health Systems.

       Contracted implementations for Ascension Health constituted 37.6% of our contracted backlog as of September 30, 2004.

Sales and Marketing

       We use a direct sales model, with sales representatives who have substantial experience in health care-related direct sales. Our sales representatives undergo rigorous training in our products as well as the needs of each constituent group within our potential customers. During our sales cycle for a typical customer we might, at various times, present to the Chief Information Officer, the Director of Radiology or Cardiology, the Chief Financial Officer, the Chief Medical Officer, the Chief Operating Officer and the Chief Executive Officer. We also typically must present to several key physicians representing the specialties that are expected to use our system such as radiologists, cardiologists, emergency room physicians, neurosurgeons and orthopedists. Each of these constituents may have different priorities and evaluation criteria, and our direct sales representatives must be capable of presenting a compelling business case to each.

       Our sales representatives are supported by our sales support and marketing communications team, which provides technical, demonstration, lead generation, market development and proposal assistance.

Research and Development

       As of September 30, 2004, we had 55 employees who are primarily dedicated to research and development activities. In addition to our employees, we also utilize contractors and consultants on a routine basis to perform specified research and development activities. We also utilize clinical advisory boards and end-user focus groups that are organized by area of expertise to advise us on the clinical functionality of our solution. We have focused our research and development mission on the continued evolution of an intelligent, fault tolerant, highly scalable image management and visualization system for mission-critical medical image management applications. We adhere to a philosophy of open standards-based solutions. We believe that we fulfill a critical technology and performance void in current generation systems. We further believe we have designed our visualization platform in a way that enables us to add new functionality more quickly and more economically than traditional methods of building software, providing us with a competitive advantage over many other industry participants. We are focusing our research and development efforts on:

•	improving physician and technologist workflow;

•	developing and refining visualization capabilities including new 3D and analysis applications; and

•	data storage, retrieval, integration and comparison of past and current images.

       We follow a formal product development process and employ dedicated product development personnel. Under our formal product development process, internal and external (customer) requests for added features or functionality are forwarded to our strategy and architecture team. This team evaluates and prioritizes these potential product enhancements taking into account expected costs, anticipated value to the customer, regulatory requirements, timing and resource availability. After our strategy and architecture team approves these enhancements, our engineering team develops them and subjects them to quality testing and documentation requirements before we make them generally available to our customers.

       We incurred company-sponsored research and development expenses of $2.4 million, $4.1 million and $3.7 million in 2002 and 2003 and during the nine months ended September 30, 2004, respectively.

Competition

       The markets for the digital medical image management and visualization systems that we offer are highly competitive. Many customers purchase products and services from us and from our competitors as well. We compete with companies that fall into four primary categories:

•	companies that manufacture and sell digital imaging devices such as GE Healthcare, Siemens Medical Solutions and Philips Medical Systems, who may integrate some of the functionality provided by our products into their equipment or bundle it with the equipment sale;

•	companies that have traditionally sold imaging films such as Eastman Kodak Company and Fujifilm Medical Systems USA, Inc.;

•	companies that have traditionally sold health care information technology applications such as Cerner Corp., IDX Systems Corp. and McKesson Corp.; and

•	a number of smaller companies that sell department-level PACS or specialty visualization tools.

       Many of our current and potential competitors have significantly greater name recognition and more established distribution networks and relationships with health care providers. To compete effectively, we often must persuade the prospective customer to separate its purchasing decisions with respect to imaging equipment from its purchasing decisions with respect to archival and visualization tools, because many of our competitors offer imaging devices that they package or bundle with licensed or owned image management applications.

       Our ability to compete successfully will depend on a number of factors both within and outside our control, including:

•	product innovation;

•	product quality and performance;

•	customer service and support;

•	the experience of our sales, marketing and service professionals;

•	rapid development of new products and features;

•	price;

•	continued active involvement in the development of DICOM and other standards-based medical communication protocols; and

•	product and policy decisions announced by competitors.

Intellectual Property

       We rely generally on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to all of our software technology. In addition, we have filed patent applications to protect certain aspects of our software technology. Although we have made these patent applications, no patents have been issued, and we cannot yet enforce our rights in those aspects of our software technology under patent law.

       As filed in the U.S., Europe, and Japan, our patent applications generally relate to DICOM-type image transmission and, in particular, to methods and apparatus for streaming DICOM-type images via a network.

       In addition, we have also filed a patent application in the U.S. that generally relates to a method and system for storing, communicating and displaying image data. In particular, this application relates to methods and systems for storing image data on a server, communicating at least a portion of the image data from the server to a client via a network, and displaying images at the client using the communicated data.

       We have an exclusive, worldwide, royalty-bearing license from the UAB Research Foundation for certain technology used in our UltraStructure software. We pay a nominal royalty for this license.

       We do not own all of the software and hardware used in our solution, but we have all of the licenses from third parties we believe are necessary to offer our current solution. As we develop new products and new versions of products, it may be necessary to renegotiate with such third parties to make sure our licenses are complete and valid. In such a case, our existing third-party licensors may not be willing to make the needed licenses available on terms acceptable to us, but we believe in most cases there are alternative vendors from whom we could obtain hardware, other components or any necessary licenses for software.

Employees

       As of September 30, 2004, we had 190 employees, 55 of whom were primarily engaged in research and development, 33 of whom were primarily engaged in sales and marketing, 82 of whom were primarily engaged in providing technical support services and 20 of whom were primarily engaged in administration and finance. 116 of these employees are located at our corporate headquarters in Birmingham, Alabama; 35 of these employees are located at our offices in Madison, Wisconsin; and the remainder of our employees are located at customer locations or in regional support offices. None of our employees is a party to a collective bargaining agreement, and we consider our relationship with our employees to be good.

Properties

       Our principal offices occupy approximately 32,000 square feet of leased office space in Birmingham, Alabama, under a lease that expires in March 2010. We also maintain a research and development facility consisting of approximately 6,500 square feet of leased office space in Madison, Wisconsin, under a lease expiring in February 2006. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Legal Proceedings

       We are not currently a party to any material legal proceedings.

Government Regulation

       We market, sell, and distribute our products in the heavily regulated U.S. health care industry. Our business operations and financial arrangements in this industry may be subject to a complex array of federal laws and regulations governing medical devices. We are also subject to laws and regulations governing reimbursement and referrals because our products are used in diagnosing and treating Medicare and Medicaid patients. Moreover, a number of states have adopted their own versions of such laws and regulations, though these may vary significantly from one state to the next. Violation of such federal and state laws and regulations can result in civil and criminal penalties involving substantial fines and imprisonment.

       Food and Drug Administration. Our advanced visualization software products are medical devices subject to extensive regulation by the Food and Drug Administration, or FDA, pursuant to the federal Food, Drug, and Cosmetic Act, as amended, or the FDA Act. Each device that we wish to distribute commercially in the U.S., unless otherwise exempt, requires regulatory clearance prior to commercial distribution.

       The FDA cleared UltraVisual, and its use for mammography imaging, through the 510(k) notification process. We have applied, and will continue to apply for, 510(k) clearance for additional clinical uses of UltraVisual. This process requires submission of a pre-market notification demonstrating that the proposed device is substantially equivalent, in terms of intended use, safety and efficacy, to a so-called “predicate device,” which is a device that has already received 510(k) clearance or was used in the marketplace prior to May 28, 1976. A device is substantially equivalent to a predicate device if it has the same intended use as the predicate and either (i) the same technological characteristics of the predicate, or (ii) different technological characteristics that do not raise new questions of safety and effectiveness, and the device is as safe and effective as the marketed device. Clearance under the 510(k) process typically takes 90 days to over a year from the date of a complete filing, depending on the number of questions the FDA has concerning the submission. Some applications may never receive clearance because the FDA raises safety issues or requests additional data that may not be economical to produce. Therefore, there is the risk that FDA clearance for any of our future devices, or for further clinical uses of our existing devices, may be delayed or not cleared. There is also the risk that FDA clearance, once received, may contain a more restrictive conditions of use than we would like. Moreover, the FDA is always free to subsequently withdraw any clearance previously granted.

       For cases where the 510(k) approval process is not available, the FDA’s other approval process, the pre-market approval process, or PMA, is a more costly, lengthy and uncertain process than the 510(k) process briefly described above. The PMA application requires human clinical trial data to enable the FDA to evaluate whether the PMA contains sufficient, valid scientific evidence that the device is safe and effective for its intended use The PMA process generally requires one to several years from the date the applicant submits the device for FDA review, if, in fact, the FDA ever approves the device. Even then, the FDA may condition its approval on stringent limitations regarding the indicated uses for which the device may be marketed. To date, our software and related comprehensive solutions have not required approval under the PMA process. However, we cannot assure you that our products will not require PMA approval in the future, or, in such an event, that such approval would be forthcoming.

       Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, and civil or criminal penalties;

•	recall, seizure or removal of authority to distribute our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or PMA of new products;

•	withdrawing 510(k) clearance or PMAs that are already granted; and

•	criminal prosecution.

       The FDA can conduct announced and unannounced inspections of our facilities at any time. The FDA has never inspected our facilities. We believe that our manufacturing operations, and those of our suppliers, comply with the FDA’s Quality System Regulations and current good manufacturing practices. The FDA, however, has never reviewed that compliance directly and might disagree.

       Medical device manufacturers and device user facilities are required to complete Medical Device Reports (MDRs) upon the occurrence of MDR reportable events. For device manufacturers, an MDR reportable event is one about which a manufacturer has received or becomes aware of information that reasonably suggests that one of its marketed devices caused or contributed to a death or serious injury, or has malfunctioned and the device, or a similar device marketed by the manufacturer, would likely cause or contribute to a death or serious injury if the malfunction were to recur. The FDA lists MDRs on its Manufacturer and User Facility Device Experience (MAUDE) Database. The filing by manufacturers or user facilities of a significant number of MDRs with the FDA could potentially cause the FDA to commence post-marketing investigations, which could revise device labeling, include warnings, restrict use, or could even lead to a withdrawal of marketing clearances or approvals. We have filed, either due to customer complaints or through internal reviews, three MDRs in 2004. The MDR reportable event in each of these instances was a malfunction, and the MDRs were isolated and unrelated to each other. In accordance with standard procedure, the FDA posted these reports onto the MAUDE database. We have taken all corrective and preventive actions required to be taken according to our corrective and preventive action process. The FDA has never requested any follow up investigation or inquiry regarding any of the filed MDRs.

       HIPAA Privacy and Security Regulations. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule has imposed a complex system of requirements on covered entities for complying with this basic standard. Failure to comply with the Privacy Rule or the Security Rule is punishable by civil monetary penalties that can range up to $25,000 for multiple violations in a given year. Basic criminal penalties can include fines of up to $50,000 and imprisonment of up to 1 year. However, criminal penalties increase substantially if the offense occurs under false pretenses or with the intent to sell, transfer, or use individually identifiable health information for commercial advantage, for personal gain, or with malicious harm.

       The Security Rule requires most covered entities to achieve compliance by April 21, 2005. Under the Security Rule, covered entities must establish administrative, physical, and technical safeguards to protect the confidentiality, integrity, and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

       The HIPAA Privacy and Security Rules apply directly only to covered entities such as health plans, health care clearinghouses, and health care providers who engage in HIPAA-defined standard electronic transactions. We are not a covered entity, but our customers are. In order to provide to a customer certain services that may involve the use or disclosure of protected health information, the HIPAA Privacy and

Security Rules require our customers to enter into business associate agreements with us. Such agreements must provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the covered entity with certain of its duties under the Privacy Rule.

       In addition to requiring us to provide these adequate written assurances, the business associate agreements with our customers also impose significant privacy and information security requirements on us, and we cannot assure you that we will not in the future be subject to liability in connection with those business associate agreements.

       In addition to the HIPAA Privacy and Security Rules, most states have enacted patient confidentiality laws which protect against the disclosure of confidential medical information, and many are considering further legislation in this area. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements.

       Government Reimbursement. Our customer base consists of health care providers, all of whom are subject to regulation by a number of governmental agencies, including those which administer Medicare and Medicaid programs. Accordingly, our customers are sensitive to legislative and regulatory changes in, and limitations on, the government health care programs and changes in reimbursement. During recent years, there have been numerous federal legislative and administrative actions that have affected the Medicare and Medicaid programs, including past adjustments that have reduced payments to hospitals and other health care providers. It is likely that the federal government will consider and could implement future reductions in Medicare reimbursement or other changes that adversely affect our health care customer base. Any such changes could adversely affect our own financial condition by reducing the capital expenditure budgets of our customers.

       Fraud and Abuse. A number of federal laws, loosely referred to as fraud-and-abuse laws, are used to prosecute health care providers, physicians and others that fraudulently or wrongfully obtain reimbursement that increases costs to any federal health care program. Given the breadth of these laws and regulations, we cannot assure you that they will not be found applicable to our business or the financial arrangements through which we market, sell, and distribute our products. These include federal anti-kickback and self-referral laws and regulations.

•	Anti-Kickback Law. The anti-kickback provisions of the Social Security Act prohibit the exchange of anything of value with the intent to encourage utilization of items or services payable under a federal health care program. Courts have construed the anti-kickback law to mean that a financial arrangement will violate such law if even one of the purposes of one of the parties is to encourage patient referrals or other Medicare/ Medicaid business, regardless of whether legitimate purposes also exist for the arrangement. Penalties for federal anti-kickback violations are severe. Conviction can result in up to five years imprisonment, a $25,000 fine per offense, and exclusion from participation under federal health care programs. Violators may also be assessed civil monetary penalties ranging from $10,000 to $50,000 per offense, as well as damage assessments equal to three times the total amount of the kickback. We believe that all of our arrangements with physicians and health care facilities have been fully lawful. But given the broad sweep of the federal anti-kickback law, we cannot assure you that all such arrangements will be found compliant with such law if examined by government regulators, to the extent that such regulators determine that any of our arrangements are subject to such law.

•	Stark Law. The Ethics in Patient Referrals Act, known as the “Stark Law,” also prohibits certain types of referral arrangements between physicians and health care entities. Physicians are prohibited under the original Stark Law, its subsequent Stark II amendment, and the Stark implementing regulations from referring patients for “designated health services” reimbursed under the Medicare and Medicaid programs to entities with which they have a financial relationship or an ownership interest, unless such referrals fall within a Stark exception. Violations of the statute can result in civil monetary penalties of up to $15,000 per improper referral and exclusion from the Medicare and Medicaid programs. We do not believe that our arrangements with physician consultants or other health care providers violate the Stark Law, but we cannot provide assurances to such effect, nor can we assure you that we will not in the future be subject to Stark Law penalties.

•	State Law. Various states have enacted equivalents of the foregoing federal statutory and regulatory provisions. These state law equivalents would apply to items or services reimbursed by any third-party payor, including commercial payors. Many of these laws vary significantly from state to state, rendering compliance a costly and uncertain endeavor.

MANAGEMENT

Executive Officers and Directors

       Our executive officers and directors, and their ages as of December 31, 2004, are as follows:

Name	Age	Position(s)

Charles A. Jett, Jr.	45	Chief Executive Officer and Chairman of the Board
Milton G. Silva-Craig	37	President and Chief Operating Officer
W. Randall Pittman	51	Chief Financial Officer and Treasurer
Noel D. Gartman	41	Senior Vice President
Mark A. Gehring	40	Chief Technology Officer
Craig A. Parker	40	General Counsel and Secretary
Arthur P. Beattie	50	Director
Roddy J.H. Clark	58	Director
Fred C. Goad, Jr.	64	Director
Chris H. Horgen	58	Director
Mylle H. Mangum	56	Director
John W. Thompson	61	Director
Hugh H. Williamson, III	62	Director

       Charles A. Jett, Jr. has served as our Chairman of the Board and Chief Executive Officer since January 2000. From 1997 through 1999, Mr. Jett was Vice President and general manager of Walker Interactive Systems, Inc. (now Elevon, Inc.), a provider of enterprise financial and management software. He joined Walker Interactive upon its acquisition of Revere, Inc., a software company, where Mr. Jett’s position prior to the acquisition was Chairman, President and Chief Executive Officer. Mr. Jett joined Revere, Inc. in 1988 as Vice President of Sales; he was promoted to President in 1991 and assumed the Chairman and CEO positions in 1994. Prior to his tenure at Revere, Mr. Jett was national sales manager of Shoptrac Data Collection Systems, Inc. Mr. Jett is a director of several non-profit entities.

       Milton G. Silva-Craig has served as our Chief Operating Officer since March 2001 and as our President since June 2004. Mr. Silva-Craig was employed by GE Medical Systems (now GE Healthcare), a division of General Electric Company, from 1993 until 2001. At GE Medical Systems, he served in several positions, including General Manager of ASP Services and eCommerce. Mr. Silva-Craig earned a Bachelor of Arts degree, a Masters of Business Administration and a Juris Doctorate from the University of Wisconsin.

       W. Randall Pittman has served as our Chief Financial Officer and Treasurer since November 2002. From 2000 to 2002 he was Chief Financial Officer of BioCryst Pharmaceuticals, Inc., a biotechnology company. From 1998 to 1999 he was Chief Financial Officer of ScandiPharm, Inc., a pharmaceutical company. He previously served as Sr. Vice President of MedPartners, Inc. (now Caremark Rx, Inc.), a pharmacy benefit management company, and Executive Vice President and Controller of AmSouth Bancorporation. Mr. Pittman earned a Bachelor of Science degree from Auburn University and has been a Certified Public Accountant since 1978. Mr. Pittman is a director of the Regions Morgan Keegan Select Funds, the RMK High Income Fund, Inc., the RMK Advantage Income Fund, Inc. and the RMK Strategic Income Fund, Inc.

       Noel D. Gartman has served as our Senior Vice President since joining us in March 2000. Previously, he served as Vice President of Marketing for the Health Care Group of Computer Sciences Corporation, a systems integration company, from 1999 to 2000. He previously served as Vice President of Marketing of the health care division of Nichols Research Corporation, a provider of health care information technology and services, from 1996 to 1999. Mr. Gartman earned a Bachelor of Arts degree in French and Business from the University of North Alabama and a Masters in International Business Studies from the University of South Carolina.

       Mark A. Gehring has served as our Chief Technology Officer since May 2003 following our merger with Ultravisual Medical Systems Corporation. From the date of our merger until June 2004, he also served as a member of our board of directors. Mr. Gehring was the co-founder of Ultravisual and served as its Chairman and Chief Executive Officer from its founding in 2000 through its merger with us in 2003. Prior to founding Ultravisual, Mr. Gehring co-founded Geometrics Corporation in 1992 to develop and commercialize 3D radiation treatment planning software that he created. ADAC Laboratories (now part of Philips Medical Systems) acquired Geometrics in 1996, and Mr. Gehring served as ADAC’s Vice President of Engineering from 1996 until 2000. The Pinnacle3 system developed by Geometrics is currently owned and marketed by Philips Medical Systems and remains a leading 3D radiation treatment planning software offering. Mr. Gehring earned a Bachelor of Science degree in Biomedical Engineering from Marquette University.

       Craig A. Parker has served as our General Counsel since June 2004 and Secretary since July 2004. From 2000 to 2004, he was Chief Financial Officer and General Counsel for EnteGreat, Inc., a provider of manufacturing consulting and systems integration services. Prior to joining EnteGreat, Mr. Parker was engaged in the private practice of law including, from 1999 to 2000, with Balch & Bingham, LLP, and previously with Fried, Frank, Harris, Shriver & Jacobson LLP in London and New York. Mr. Parker received a Bachelor of Science degree from the University of North Carolina at Chapel Hill and a Juris Doctorate from the University of Alabama.

       Arthur P. Beattie has served on our board of directors since August 2004. Mr. Beattie has served as Vice President and Comptroller of Alabama Power Company, a subsidiary of Southern Company, since 1997. Effective February 1, 2005, Mr. Beattie will become Executive Vice President, Chief Financial Officer and Treasurer of Alabama Power Company. Mr. Beattie is a director of several non-profit entities.

       Roddy J.H. Clark has served on our board of directors since June 2000. Mr. Clark has been a managing partner of Redmont Venture Partners, Inc., a private equity firm concentrating in technology markets, since 1998. Mr. Clark is a director of several private companies.

       Fred C. Goad, Jr. has served on our board of directors since June 2004. Mr. Goad is a partner in Voyent Partners LLC, a private equity firm that he co-founded in August 2001. Mr. Goad served as Co-Chief Executive Officer of the transaction services division of Healtheon/WebMD Corporation (now WebMD, Inc.) from 1999 to 2001. He previously served as Co-Chief Executive Officer and Chairman of ENVOY Corporation, a provider of electronic transaction processing services for the health care industry, which was acquired by WebMD in 1999. Mr. Goad is a director of Performance Food Group Company, Luminex Corp. and several private companies.

       Chris H. Horgen has served on our board of directors since June 2000. Mr. Horgen has been the Senior Managing Director for Southeastern Technology Venture Fund, a private equity firm, since 1999. From 1986 to 1999, Mr. Horgen served as Chairman of the Board of Directors and Chief Executive Officer of Nichols Research Corporation, a publicly traded information technology company. Mr. Horgen is a director of several private companies.

       Mylle H. Mangum has served on our board of directors since June 2004. Ms. Mangum has served as Chief Executive Officer of International Banking Technologies, a retail bank design and consulting firm, since October 2003. She was Chief Executive Officer of True Marketing Services LLC, a marketing services company, from June 2002 through October 2003. She was Chief Executive Officer of MMS Incentives, LLC, a private equity company concentrating on high-tech marketing solutions, from 1999 to 2002. She previously served as Senior Vice President of Carlson Wagonlit Travel Holdings, Inc. and Executive Vice President of Holiday Inn Worldwide. Ms. Mangum is a director of Barnes Group Inc., Haverty Furniture Companies, Inc., Payless ShoeSource, Inc., Respironics, Inc. and Scientific-Atlanta, Inc.

       John W. Thompson has served on our board of directors since May 2003. Mr. Thompson has served as President of Thompson Investment Management, LLC, a mutual fund investment advisor, since January

2004. Previously, he served as President of Thompson Plumb & Associates, LLC, a mutual fund investment advisor, from 1984 to January 2004 and as its Treasurer from 1993 to January 2004.

       Hugh H. Williamson, III has served on our board of directors since January 2000. Mr. Williamson has served as Chief Executive Officer of Cherry Creek Capital Partners, LLC, a private equity firm, since 1999. He has also served as a principal of Humanade, LLC, a technology private equity firm, since 1995. Since 1992, he has also served as Chief Executive Officer of Schutte & Koerting, Inc. (formerly Ketema, Inc.), a privately-held industrial manufacturer of advanced materials, components and equipment, and is currently its sole shareholder and director. Mr. Williamson is a director of several private companies.

Board of Directors

       Our board of directors is currently comprised of eight directors. Our bylaws provide that the number of directors shall be as determined by our board. Effective with the closing of this offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms as follows:

•	Class I consisting of Roddy J.H. Clark and John W. Thompson, whose initial term expires at the annual meeting of stockholders to be held in 2005;

•	Class II consisting of Chris H. Horgen, Mylle H. Mangum and Hugh H. Williamson, III, whose initial term expires at the annual meeting of stockholders to be held in 2006; and

•	Class III consisting of Charles A. Jett, Jr., Arthur P. Beattie and Fred C. Goad, Jr., whose initial term expires at the annual meeting of stockholders to be held in 2007.

       Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Stockholders Agreement

       Some of our current directors were elected or appointed pursuant to a stockholders agreement, as amended and restated, that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our existing certificate of incorporation. The holders of a majority of our Series B convertible preferred stock and Series B-1 convertible preferred stock, collectively, designated Chris H. Horgen for election to our board of directors. The holders of a majority of our Series C convertible preferred stock elected Fred C. Goad, Jr. and Hugh H. Williamson to our board of directors. The holders of a majority of our Series D convertible preferred stock designated John W. Thompson for election to our board of directors. Each party to the stockholders agreement also agreed to vote their capital stock to elect Charles A. Jett, Jr. to the board of directors while he remains employed by us. On the closing of this offering, the stockholders agreement and these rights to designate directors will terminate, and none of our stockholders will have any special rights regarding the election or designation of board members.

Committees of the Board of Directors

      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

      Audit Committee. We have an audit committee consisting of Arthur P. Beattie (Chairman), Fred C. Goad, Jr. and John W. Thompson. The purpose of the audit committee is to prepare an audit committee report to be included in our annual proxy statement and to assist our board of directors in fulfilling its general oversight responsibility relating to:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the independent auditor’s qualification and independence.

      The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors. The audit committee must pre-approve all audit and non-audit services provided by the independent auditors. The audit committee is also responsible for establishing procedures for the receipt and treatment of accounting and auditing complaints and employees’ confidential submissions of questionable accounting and auditing matters. In addition, the audit committee must approve any related-party transaction entered into by us. Each member of the audit committee satisfies the requirements for membership established by the Nasdaq National Market and the SEC.

      Compensation Committee. We have a compensation committee consisting of Chris H. Horgen (Chairman), Fred C. Goad, Jr. and Hugh H. Williamson, III. The compensation committee reviews and makes recommendations to the board of directors regarding the compensation and benefits of our executive officers. The Chief Executive Officer cannot be present for board or compensation committee deliberations or voting regarding his compensation. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants. Each member of the compensation committee satisfies the requirements for membership established by the Nasdaq National Market.

      Nominating and Corporate Governance Committee. We have a nominating and corporate governance committee consisting of Mylle H. Mangum (Chairman), Roddy J.H. Clark and Hugh H. Williamson, III. The purpose of the nominating and corporate governance committee is to:

•	identify and nominate members of the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles; and

•	oversee the evaluation of the board of directors and management.

      Procedures for the consideration of director nominees recommended by stockholders are set forth in our amended and restated by-laws which will be effective upon completion of this offering. Each member of the nominating and corporate governance committee satisfies the requirements for membership established by the Nasdaq National Market.

Director Compensation

       Following the offering, we will compensate our outside directors for board service as follows:

•	an annual $10,000 retainer;

•	$500 per meeting attended;

•	$500 per committee meeting attended for committee chairs, and $250 per committee meeting attended for other committee members; and

•	options to purchase 2,000 shares of common stock to be granted annually pursuant to the terms of the Emageon Inc. 2005 Non-Employee Director Stock Incentive Plan described below.

       We also will reimburse our directors for travel and other out-of-pocket expenses incurred in connection with their service on the board and its committees.

Compensation Committee Interlocks and Insider Participation

       None of the directors who will serve on the compensation committee following this offering has ever been employed by our company. No interlocking relationship exists between any member of our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Code of Conduct and Ethics

       Upon the closing of the offering, our board of directors will adopt a code of conduct and code of ethics applicable to our chief executive officer, chief financial officer and senior financial officers, directors, officers and employees in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market. Upon completion of the offering, our code of conduct and code of ethics will be available on our website at www.emageon.com.

Executive Compensation

       The table below sets forth, for the years ended December 31, 2003 and 2004, the total annual compensation paid or accrued by us to our chief executive officer and each of our next four most highly compensated other executive officers who were serving as executive officers on December 31, 2004 and whose compensation exceeded $100,000 for 2004. We collectively refer to these executive officers as the “named executive officers.”

Summary Compensation Table

				Long-Term
				Compensation
				Awards

		Annual		Securities
		Compensation		Underlying
				Options/	All Other
Name and Principal Position	Year	Salary	Bonus	SARs	Compensation(1)

Charles A. Jett, Jr.	2004	$251,279	$75,000	63,030	$600
Chairman of the Board and	2003	221,322	95,326	48,484	600
Chief Executive Officer
Milton G. Silva-Craig	2004	216,034	48,827	37,818	307
President and Chief Operating Officer	2003	193,829	55,055	30,303	305
W. Randall Pittman	2004	185,328	36,630	15,757	865
Chief Financial	2003	175,000	50,500	—	865
Officer and Treasurer
Noel D. Gartman(2)	2004	175,927	153,161	57,121	390
Senior Vice President	2003	166,027	47,190	30,303	465
Mark A. Gehring(3)	2004	192,736	38,115	—	—
Chief Technology Officer	2003	112,291	45,055	—	—

(1)	Amounts shown in this column reflect life insurance premiums paid by us for the benefit of the named executive officers.

(2)	2004 Bonus amount for Mr. Gartman includes commission payments for sales activities.

(3)	Amounts of compensation paid by us to Mr. Gehring in 2003 include only amounts paid to him from May 31, 2003 to December 31, 2003, following our merger with Ultravisual Medical Systems Corporation where he was previously employed.

Options Grants in Last Fiscal Year

       The table below contains information concerning the grant of options to purchase shares of our common stock to the named executives during the year ended December 31, 2004. The percentage of total options granted to the named executives set forth below is based on an aggregate of 462,227 shares subject to options granted to our employees in 2004. The options were granted at or above fair market value as determined by the board of directors on the date of grant.

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Rates of
	Number of	Percent of Total			Stock Appreciation
	Securities	Options Granted			for Option Term(1)
	Underlying Options	to Employees in	Exercise	Expiration
Name	Granted(#)	Fiscal Year	Price($/Sh)	Date	5%($)	10%($)

Charles A. Jett, Jr.	63,030	13.6%	$5.52	2/11/14	$1,089,444	$1,940,845
Milton G. Silva-Craig	37,818	8.2%	$5.52	2/11/14	653,666	1,164,507
W. Randall Pittman	15,757	3.4%	$5.52	2/11/14	272,352	485,196
Noel D. Gartman	57,121	12.4%	$5.52	2/11/14	987,309	1,758,892
Mark A. Gehring	—	—	—	—	—	—

(1)	The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the Securities and Exchange Commission and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the price of $14.00 per share, the mid-point of the price range set forth on the cover of this prospectus, appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Fiscal Year-End Option Values

       The table below sets forth information for the named executives with respect to the value of their options outstanding as of December 31, 2004. None of the named executive officers exercised any stock options during the year ended December 31, 2004.

	Number of Securities		Value of Unexercised In-
	Underlying Unexercised		the-Money Options at
	Options at Fiscal Year End		Fiscal Year End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Charles A. Jett, Jr.	481,702	58,714	$6,029,162	$1,276,450
Milton G. Silva-Craig	197,328	35,641	2,360,427	776,783
W. Randall Pittman	101,200	60,011	1,289,280	874,208
Noel D. Gartman	122,182	48,574	1,267,422	1,034,092
Mark A. Gehring	—	—	—	—

(1)	There was no public trading market for our common stock as of December 31, 2004. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end using $14.00 per share, the mid-point of the price range on the cover of this prospectus.

Employment Agreements and Change in Control Arrangements

       Mr. Jett, our chief executive officer, and each of our four other named executive officers, serve pursuant to the terms of employment agreements. The term of each employment agreement is two years for Mr. Jett, 18 months for Mr. Silva-Craig and one year for each other named executive officer, and such term extends every day for an additional day unless we or the officer gives notice to stop the automatic renewal.

       Pursuant to the terms of the agreements, each of the named executive officers is entitled to a base annual salary, which may be increased by the compensation committee from time to time, and is eligible for an annual cash bonus based on criteria to be determined from time to time by the compensation committee. For 2004, the committee established bonus targets for each executive. These targets were based on a percentage of base salary that could be earned if our revenue and earnings before interest, taxes, depreciation and amortization reached targeted ranges. The initial annual base salaries are as follows: Mr. Jett — $250,000; Mr. Silva-Craig — $215,000; Mr. Pittman — $185,000; Mr. Gartman — $185,000; and Mr. Gehring — $192,500. In addition, each of our named executive officers is entitled to participate in all employee benefit plans, programs and policies, including health, life, disability, dental and retirement plans that cover our executive officers from time to time.

       If we terminate the employment of a named executive officer without cause or if the named executive officer terminates for good reason, each as defined in the agreement, the named executive officer is entitled to a lump sum payment equal to his monthly base salary and one-twelfth of his target annual bonus, multiplied by the number of months in the severance period, which will equal the greater of twelve or the number of months remaining under the term of his agreement. Upon termination without cause or termination by the named executive officer for good reason, we will also continue during the severance period the named executive officer’s coverage under our group health and dental plans, including any executive medical plan, and under our group life insurance plan. Also, with respect to Messrs. Jett and Pittman, all of their outstanding stock options, restricted stock and other equity awards will become fully vested as of the termination date if the termination is without cause or if the executive terminates for good reason.

       Each employment agreement for the named executive officers provides that the executive officer will be entitled to a tax gross-up payment from us to cover any excise tax liability he may incur as a result of payment or benefits from us in connection with a change in control.

       If a change in control occurs, Mr. Jett will have the right under his employment agreement to terminate his employment for good reason during certain window periods following the change in control, but the severance period will only be for one year rather than the full remainder of the term of his agreement if he initiates the termination.

       Each of the named executive officers has agreed not to compete with us during the term of his employment and for the longer of the severance period or one year after the termination of his employment. In addition, each named executive officer has agreed not to disclose confidential information and not to solicit our employees or our customers during the same period.

2005 Equity Incentive Plan

       Our board of directors adopted the Emageon Inc. 2005 Equity Incentive Plan in January 2005, and our stockholders have approved it contingent on the closing of this offering. Our 2005 Equity Incentive Plan provides for the grant of:

•	incentive stock options;

•	nonqualified stock options;

•	restricted stock;

•	restricted stock units;

•	stock appreciation rights; and

•	performance shares.

       Grants can be made under the 2005 Equity Incentive Plan to any of our employees, directors and consultants.

       We have reserved a total of 3,250,000 shares of our common stock for issuance pursuant to the 2005 Equity Incentive Plan. Each January 1st, beginning January 1, 2006 and ending January 1, 2009, this maximum number of shares available for issuance under the 2005 Equity Incentive Plan will automatically increase by the lesser of the number of shares subject to awards granted under the 2005 Equity Incentive Plan during the prior calendar year or 650,000 shares. In addition, shares awarded or subject to purchase under the 2005 Equity Incentive Plan or under the 2000 Equity Compensation Plan or the 2000 Equity Incentive Plan that are not delivered or purchased, or revert to us as a result of forfeiture or termination, expiration or cancellation of an award, will be again available for issuance under the 2005 Equity Incentive Plan. Not more than 3,250,000 of the shares reserved under the 2005 Equity Incentive Plan may be granted in the form of incentive stock options. The maximum number of options and stock appreciation rights, or SARs, that, in the aggregate, may be granted pursuant to awards in any one calendar year to any one participant shall be 1,000,000. The maximum number of shares of restricted stock, restricted stock units, or performance shares that, in the aggregate, may be granted pursuant to awards in any one calendar year to any one participant shall be 1,000,000 shares.

       Both incentive stock options and nonqualified stock options may be granted under our 2005 Equity Incentive Plan. For each option grant, the compensation committee will determine and set forth in an option agreement all the terms of the option including the number of shares subject to the option, the type of stock option (i.e., incentive stock option or nonqualified stock option), the exercise price of the option (which shall be not less than the fair market value of a share on the date of grant), the vesting provisions, and the period of exercise (including upon termination of employment). No option will be exercisable more than ten years after its date of grant. The option price upon exercise shall be paid to us in full, in cash or cash equivalent or, if approved by the compensation committee, by tendering previously acquired shares having an aggregate fair market value at the time of exercise equal to the total option exercise price. The compensation committee may also allow cashless exercises.

       Restricted stock and restricted stock units may be granted under our 2005 Equity Incentive Plan. Restricted stock awards are shares of our common stock that are subject to a risk of forfeiture until the terms and conditions established by the compensation committee are satisfied. The terms of each restricted stock award, including the restriction period, performance targets, if any, applicable to the award and the consequences of a termination of employment or other events, will be determined by the compensation committee and set forth in the agreement relating to such award. Restricted stock unit awards are rights to receive shares at a future date or a cash amount equal to the fair market value of the shares of stock at such future date, in each case, as determined by the compensation committee. The compensation committee will determine the number of shares of restricted stock or restricted stock units granted to any individual. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. For example, the compensation committee may set restrictions based on the achievement of specific performance goals. A participant to whom restricted stock units are awarded has no rights as a stockholder with respect to the shares unless and until shares are actually delivered to the participant in settlement of the award.

       SARs may be granted under our 2005 Equity Incentive Plan. SARs allow the recipient to receive the appreciation in the fair market value of our common stock between the grant date and the exercise date. The compensation committee determines the terms of SARs, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

       Performance shares may be granted under our 2005 Equity Incentive Plan. Performance shares are awards that will result in a payment to a participant only if performance goals established by the compensation committee are achieved or the awards otherwise vest. The compensation committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance shares to be paid out to participants. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

       The 2005 Equity Incentive Plan will be administered by our compensation committee or such other committee or as may be appointed by the board of directors provided that the committee will consist of two or more directors who qualify as “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and as “outside directors” within the meaning of Section 162(m) of the Code. The compensation committee has the power to determine the terms of the awards, including the type of award, the exercise price, if any, the number of shares subject to each award, the times and conditions for exercise of the awards, and the form of consideration, if any, payable upon exercise. The compensation committee may provide in any award agreement for automatic accelerated vesting and other rights upon the occurrence of certain events as specified in the agreement.

       Awards granted under the 2005 Equity Incentive Plan are generally not transferable or subject to assignment or alienation by the recipient of the award except by will or the laws of descent and distribution. However, the compensation committee may provide in an award agreement that certain awards may be transferred to certain family members or trusts or partnership for the benefit of such family members.

       Our 2005 Equity Incentive Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2005 Equity Incentive Plan provided such action does not impair the rights of any participant and provided that certain amendments will only be effective if our stockholders approve such amendments.

       Under Section 162(m) of the Code, a public company generally may not deduct annual compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2009, or until the 2005 Equity Incentive Plan is materially amended, if earlier, awards granted under the 2005 Equity Incentive Plan will be exempt from the deduction limits of Section 162(m). In order for awards granted after the expiration of such transition period to be exempt, the 2005 Equity Incentive Plan must be amended as necessary to comply with the exemption conditions and must be resubmitted for approval by our stockholders.

       No options or other equity-based awards have been granted to date under our 2005 Equity Incentive Plan.

2005 Non-Employee Director Stock Incentive Plan

       Our board of directors adopted the Emageon Inc. 2005 Non-Employee Director Stock Incentive Plan, or our 2005 Director Plan, in January 2005, and our stockholders approved it contingent on the closing of this offering. A maximum of 500,000 shares may be granted pursuant to awards under the 2005 Director Plan. Our compensation committee, or any other committee designated by our board, administers the 2005 Director Plan.

       The 2005 Director Plan provides for an automatic grant to each non-employee director of 2,000 options each year on the day following our annual stockholder meeting. In addition, each person who is first elected to serve as a director on a date other than the date of our annual stockholder meeting date will be granted 2,000 options. These stock options will have an exercise price equal to the fair market value of our shares on such grant date.

       The 2005 Director Plan also allows the committee to make discretionary grants of nonqualified stock options, SARs, restricted stock, and restricted stock units to our non-employee directors. The committee has the discretion to determine and set forth in the award agreement the terms and conditions of the award, including without limitation, the type, number of shares subject to the award, duration, conditions for exercise, and consequences of a termination of service as a director or a change in control.

       The committee may amend or terminate the 2005 Director Plan provided that, to the extent required by the rules of Nasdaq or any exchange upon which our shares are traded or any other applicable law, no amendment shall be effective unless approved by our stockholders. The committee may also amend outstanding awards provided that no such amendment will adversely affect the rights and obligations with respect to an award unless the affected director consents in writing. No awards may be granted under the 2005 Director Plan after the 10th anniversary of the date the board approved the 2005 Director Plan.

       No options or other equity-based awards have been granted to date under our 2005 Director Plan.

Other Equity Compensation Plans

       We have three other equity compensation plans: the Emageon Inc. 2000 Equity Incentive Plan, the Emageon Inc. 2000 Equity Compensation Plan and the Ultravisual Medical Systems Corporation 2000 Stock Option Plan. Options remain outstanding under each of these three plans, but our board of directors has determined that we will not grant any new options or awards under any of these three plans.

401(k) Savings Plan

       We have adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended, and generally covering all of our employees. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and have the amount of such reduction contributed to our 401(k) plan. We have the option to make discretionary employer contributions in amounts determined annually by our board of directors. We have not historically contributed any discretionary amounts to our 401(k) plan.

Indemnification of Directors and Executive Officers and Limitation of Liability

       Our amended and restated certificate of incorporation eliminates the personal liability of directors to us or our stockholders for monetary damages for breach of fiduciary duties, except liability for any of the following acts:

•	breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our charter also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by Delaware law for proceedings brought against them because they are serving or served as directors or officers;

•	we may advance expenses incurred by our directors and officers in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our charter are not exclusive.

       In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

       We maintain a directors’ and officers’ insurance and company reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the company for those losses for which the company has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

       We believe that the exculpatory and indemnification provisions of our charter, the indemnification agreements and our directors’ and officers’ liability insurance policy are necessary to attract and retain qualified individuals to serve as directors and officers. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       As shown below, there are certain transactions and relationships between us and our directors, officers and the principal stockholders set forth in our Principal Stockholders table included elsewhere in this prospectus which have occurred during the last three fiscal years.

       All of the transactions set forth below were approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. After the offering, any transactions between us and our directors, officers and principal stockholders and their affiliates will be approved by the Audit Committee of our board of directors on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Subordinated Debt and Warrants

       On June 25, 2004, we issued $4.0 million of promissory notes, together with warrants to purchase an aggregate of 127,589 shares of our common stock at an exercise price of $4.70 per share to Whitecap Alabama Growth Fund I, LLC, Enhanced Alabama Issuer, LLC, and Advantage Capital Alabama Partners I, L.P. The notes expire June 25, 2007 at which time outstanding principal and accrued interest will be immediately due and payable. Interest accrues at 8.25% through June 25, 2006 and at 10% from that date until June 25, 2007.

       Roddy J.H. Clark, a director, is a managing member of Redmont Capital Partners, LLC, the manager of Enhanced Alabama Issuer, LLC, which purchased $1.0 million of the promissory notes and received a warrant to purchase 31,897 shares of common stock. Paul Reaves, a director until July 2004, is a partner in SouthEastern Capital Management Company which is an advisor to Advantage Capital Alabama Partners I, L.P. which purchased $1.0 million of the promissory notes and received a warrant to purchase 31,897 shares of common stock. We plan to use a portion of the proceeds of this offering to repay the entire $4.0 million of outstanding subordinated debt associated with this transaction. These warrants must be exercised effective as of the date of this offering.

Ascension Health Agreements

       On May 5, 2004, we entered into an enterprise agreement with Ascension Health, one of our principal stockholders, for the sale of our solution to designated facilities that are part of the Ascension Health system. Under the terms of the enterprise agreement, each Ascension Health facility that installs our solution will enter into an addendum to the master agreement at the time upon which the installation terms are agreed, and each such addendum shall have a five-year term. The enterprise agreement sets the pricing for our solution as it is installed on a per facility basis and reflects pricing terms that are discounted to reflect the volume of Ascension Health’s purchases. Ascension Health received discounts ranging from 20% to 64% off of our then current standard software license fees. Also reflecting the guaranteed fees under our contract with Ascension Health, we have provided greater service level commitments and agreed to other terms that are, on balance, more favorable to Ascension Health than we would expect to provide to most customers, including commitments to:

•	non-material financial penalties if we had failed to deliver certain product functionality (which has been delivered) and commitments to deliver other functionality for which there would be no penalty for our failure to do so;

•	provide certain non-material updates at no additional charge;

•	put our source code in escrow to be released to Ascension Health upon our bankruptcy or upon occurrence of certain other material events which are within our control; and

•	recognize Ascension Health as a “Most Favored Customer” and provide no better terms (in the aggregate) to other customers of similar size purchasing perpetual licenses.

       We believe, based on our negotiations with other multi-facility health care providers, that the terms of our agreement with Ascension Health are no less favorable to us than we would receive in an agreement of similar size and scope with an unrelated third party.

       Ascension Health is committed to pay at least $25.1 million through June 30, 2006 in guaranteed fees under the enterprise agreement if its facilities do not acquire the contracted software and services. To the extent that Ascension Health is required to make payments in connection with its guarantee, we would be obligated to treat those payments as credits or prepayments against future implementations.

       On May 5, 2004, we also entered into a Market Promotion Agreement with Ascension Health wherein Ascension Health agreed, for a two year term, to participate in certain joint marketing activities with respect to our solution and to provide executive and technical input and future solutions through joint meetings and development efforts. In connection with this agreement and as consideration for Ascension Health’s participation, we issued Ascension a warrant to purchase 36,424 shares of our common stock. The warrant has an exercise price of $5.52 per share and expires May 5, 2009.

Private Placements of Securities to Related Parties

       In October 2001, we issued and sold an aggregate of 12,273,703 shares of Series C convertible preferred stock at a price of $0.4275 per share. In November 2001, we issued and sold an aggregate of 2,885,964 shares of Series C convertible preferred stock at a price of $0.4275 per share. In March 2002, we issued and sold an aggregate of 12,273,703 shares of Series C convertible preferred stock at a price of $0.4275 per share. In June and July 2003, we issued and sold an aggregate of 14,035,087 shares of Series E convertible preferred stock at a price of $0.4275 per share.

       The following table summarizes, on a common stock equivalents basis, the participation by our five percent stockholders and purchasers associated with some of our officers or directors in these private placements.

		Total	Aggregate
		Common Stock	Consideration	Investment
Purchaser(1)	Association with Emageon	Equivalents	Paid	Participation

Southeastern Management Company, LLC(2)	principal stockholder, associated with a director	1,502,720	$5,300,000	Series C and E
Harbinger/ Aurora Ventures, LLC(3)	principal stockholder, associated with a former director	467,828	$1,650,000	Series C and E
Paradigm Venture Partners, LP(4)	associated with a director	70,883	$250,000	Series C
Greystone Capital Partners I, LLC(5)	associated with two officers	34,023	$120,000	Series C

(1)	See “Principal Stockholders” for more detail on shares held by certain of these purchasers.

(2)	Includes Southeastern Technology Fund, L.P., STF Institutional Partners II, L.P., STF Partners II, L.P., and STF Partners Q.P. II, L.P. Consideration paid to us by these entities for our convertible preferred stock in 2001, 2002 and 2003 was $2,500,000, $2,500,000 and $300,000, respectively. Chris H. Horgen, a director, is the senior managing partner of Southeastern Capital Company II, LLC and Southeastern Management Company, LLC, which are the general partner and the manager, respectively, of each of these funds.

(3)	Includes Harbinger/ Aurora Venture Fund, L.L.C. and Harbinger/ Aurora QP Venture Fund, L.L.C. Consideration paid to us by these entities for our convertible preferred stock in 2001, 2002 and 2003 was $750,000, $750,000 and $150,000, respectively. William W. Brooke, a director until July 2004, is Executive Vice President of Harbinger/Aurora Ventures, LLC which is the managing member of these funds.

(4)	Roddy J.H. Clark, a director, holds a 33% interest in Paradigm Venture Management, LLC, which is the general partner of Paradigm Venture Partners, LP. Consideration paid to us by Paradigm Venture Partners, LP for Series C convertible preferred stock in 2001 and 2002 was $125,000 and $125,000, respectively.

(5)	W. Randall Pittman, our Chief Financial Officer, and Craig A. Parker, our General Counsel, are members of Greystone Capital Partners I, LLC. Consideration paid to us by Greystone for our convertible preferred stock was $60,000 in each of 2001 and 2002. Neither Mr. Pittman nor Mr. Parker beneficially own shares held by Greystone.

       In connection with the above transactions, we entered into agreements with all of the investors participating therein providing for registration rights with respect to the shares sold in these transactions. The most recent such agreement was originally entered into on October 2, 2001 and was amended on May 30, 2003 and June 25, 2003. For more information regarding this agreement, see “Description of Capital Stock — Registration Rights of Stockholders.” In addition, in connection with the above transactions, we also entered into stockholders agreements with all of the investors participating therein providing for, among other things, restrictions on transfer, rights of first refusal, co-sale rights, drag-along rights, information rights, preemptive rights, and rights to elect directors. The most recent such stockholders agreement also was originally entered into on October 2, 2001 was amended on May 30, 2003, June 25, 2003, and June 8, 2004 and restates the rights of the above investors and the other parties thereto. The stockholders agreement terminates upon the closing of this offering.

Other Transactions

      Jeffrey D. Hoffman, the brother-in-law of Mark A. Gehring, is employed by Emageon as a senior software engineer at a salary of $82,500 per annum. He is also entitled to receive the same benefits offered to all of our employees.

Indemnification Agreements with Certain Officers and Directors

      We have entered into indemnification agreements with each of our executive officers and directors. See “Management — Indemnification of Directors and Executive Officers and Limitation of Liability.”

PRINCIPAL STOCKHOLDERS

       The following table sets forth information as of December 31, 2004 with respect to beneficial ownership of shares by (i) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors, (iii) the named executive officers in the Summary Compensation Table and (iv) all current directors and executive officers as a group.

       Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, and to our knowledge, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated, the address for each person listed is c/o Emageon Inc., 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242.

       As of December 31, 2004, there were 160 holders of record of our common stock. For purposes of calculating amounts beneficially owned by a stockholder before the offering, the number of shares deemed issued and outstanding was 14,607,873 shares of common stock as of December 31, 2004 with regard to the 1.0-for-8.25 reverse stock split contemplated to occur upon the offering, assuming the conversion of the outstanding shares of preferred stock and the exercise of warrants that have mandatory exercise provisions, each of which will occur upon the closing of this offering. In addition, shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the beneficial ownership of that person but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. The percentage of beneficial ownership after this offering is based on 19,607,873 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and giving effect to the 1.0-for-8.25 reverse stock split contemplated to occur upon the offering. For purposes of calculating the percentage beneficially owned after the offering, the number of shares deemed outstanding includes all shares deemed to be outstanding before the offering and all shares being sold in the offering.

		Percentage of Common Stock
		Outstanding
	Number of Shares
Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Directors and Executive Officers
Charles A. Jett, Jr.(1)	590,650	3.9%	3.0%
Milton G. Silva-Craig(2)	197,328	1.3%	1.0
W. Randall Pittman(3)	101,200	*	*
Noel D. Gartman(4)	122,182	*	*
Mark A. Gehring	825,643	5.7%	4.2%
Arthur P. Beattie(5)	—	—	—
Roddy J.H. Clark(6)	597,845	4.1%	3.1%
Fred C. Goad, Jr.	—	—	—
Chris H. Horgen(7)	3,079,160	21.1%	15.7%
Mylle H. Mangum	—	—	—
John W. Thompson(8)	710,104	4.9%	3.6%
Hugh H. Williamson, III(9)	192,805	1.3%	*
All directors and officers as a group (13 persons)(10)	6,416,917	41.3%	32.7%
Other Stockholders
Southeastern Management Company, LLC(11)	3,062,149	21.0%	15.6%
Ascension Health(12)	887,022	6.1%	4.5%
Harbinger/ Aurora Ventures, LLC(13)	751,360	5.1%	3.8%

*	Less than 1.0% of the outstanding common stock.

(1)	Includes 481,702 shares issuable to Mr. Jett upon exercise of options.

(2)	Represents 197,328 shares issuable to Mr. Silva-Craig upon exercise of options.

(3)	Represents 101,200 shares issuable to Mr. Pittman upon exercise of options.

(4)	Represents 122,182 shares issuable to Mr. Gartman upon exercise of options.

(5)	Mr. Beattie is chairman of the investment committee of one of our stockholders, Paradigm Venture Partners, LP. He is also Treasurer and a member of the board of directors of Alabama Power Foundation, Inc., which owns a 30% interest in Paradigm Venture Partners, LP. Mr. Beattie does not have voting or investment power with respect to the 595,421 shares held by Paradigm Venture Partners, LP.

(6)	Includes 595,421 shares held by Paradigm Venture Partners, LP. Mr. Clark holds a 33% interest in Paradigm Venture Management, LLC, which is the general partner of Paradigm Venture Partners, LP. By virtue of his interest in Paradigm Venture Management, LLC, Mr. Clark may be deemed to share voting and investment power with respect to the shares held by Paradigm Venture Partners, LP. Mr. Clark disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Also includes 2,424 shares issuable to Mr. Clark upon exercise of options.

(7)	Includes 17,011 shares held by Horgen One Investment, LLC, of which Mr. Horgen is the Manager. Also includes the shares held by Southeastern Management Company, LLC as described below in note 11, over which Mr. Horgen has voting and investment power as described therein.

(8)	Includes 55,426 shares held by the Marianna Thompson Trust for the benefit of Mr. Thompson’s spouse and 7,389 shares issuable upon the exercise of warrants to purchase common stock.

(9)	Consists of 192,805 shares held by The Hugh H. Williamson III 1989 Revocable Trust. Mr. Williamson holds sole voting and investment power over the shares held by this trust.

(10)	Includes 811,506 shares issuable upon the exercise of options and 7,389 shares issuable upon the exercise of warrants to purchase common stock.

(11)	Consists of 1,876,880 shares held by STF Institutional Partners II, LP, 696,073 shares held by STF Partners II, LP, 343,382 shares held by STF Partners QP, LP and 145,814 shares held by Southeastern Technology Fund LP. Mr. Horgen is the senior managing partner of Southeastern Capital Company II, LLC and Southeastern Management Company, LLC, which are the general partner and the manager, respectively, of each of these funds. Mr. Horgen and Southeastern Management Company, LLC have voting and investment power with respect to all shares held by those entities. The address of Southeastern Management Company, LLC is c/o Southeastern Technology Fund LP, 207 East Side Square, Huntsville, Alabama 35801.

(12)	Consists of 850,598 shares and 36,424 shares issuable upon the exercise of a warrant to purchase common stock. Does not include 30,303 shares issuable upon the exercise of a warrant to purchase common stock that is held by St. Vincent’s Hospital, an Ascension Ministry, as to which Ascension Health has advised us it neither has nor shares voting or dispositive power. The address for Ascension Health is 4600 Edmundson Road, St. Louis, Missouri 63134. Mr. Anthony J. Speranzo, as Senior Vice President and Chief Financial Officer of Ascension Health, has voting and investment power on behalf of Ascension Health with respect to all shares held by Ascension Health. Mr. Speranzo disclaims beneficial ownership of such shares.

(13)	Consists of 446,919 shares held by Harbinger/ Aurora QP Venture Fund, LLC and 304,441 shares held by Harbinger/ Aurora Venture Fund LLC. Harbinger/ Aurora Ventures, LLC is the managing member of these funds and has voting and investment power with respect to all shares held by those entities which is exercised by the investment committee comprised of M. Scott Albert, B. Jefferson Clark and William W. Brooke. The address of Harbinger/ Aurora Ventures, LLC is One Riverchase Parkway South, Birmingham, Alabama 35203.

DESCRIPTION OF CAPITAL STOCK

General

       Immediately following this offering, our authorized capital stock will consist of 66,000,000 shares of common stock, $0.001 par value, and 200,000 shares of preferred stock, $0.001 par value. The following is a summary of the material features of our capital stock and of selected provisions of our amended and restated certificate of incorporation and bylaws. Unless otherwise specifically noted, all share data in this prospectus has been adjusted to reflect a 1.0- for -8.25 reverse stock split of our outstanding common stock to be consummated in conjunction with the filing of our amended and restated certificate of incorporation. These summaries are not complete and are subject to, and qualified in their entirety by, reference to provisions of the General Corporation Law of the State of Delaware and the actual terms and provisions of our amended and restated certificate of incorporation and bylaws. For more details, please see our form of amended and restated certificate of incorporation and amended and restated bylaws to be effective after the completion of this offering, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

       As of December 31, 2004, 14,607,873 shares of our common stock are issued and outstanding and held of record by 160 stockholders, assuming conversion of the outstanding shares of preferred stock and the exercise of certain warrants which by their terms require exercise upon the closing of this offering.

       The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine from time to time. We do not intend to pay cash dividends in the foreseeable future. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of, or provision for, all of our liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

       Our bylaws provide that the presence in person or by proxy of shares representing not less than a majority of the shares entitled to vote constitutes a quorum for stockholder meetings. Directors are elected by a plurality of the votes cast. Generally, on other matters, the affirmative vote of the majority of shares present in person or by proxy at the meeting and entitled to vote on the matter is the act of the stockholders on that matter, unless a different vote is required by law or our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation requires a supermajority stockholder vote to take action on some matters, as described below under “— Certain Anti-Takeover Provisions.”

Preferred Stock

       Under the terms of our amended and restated certificate of incorporation, the board of directors is authorized, without any need for action by our stockholders but subject to any limitations prescribed by law, to issue shares of our preferred stock in one or more series. Each series shall consist of such number of shares and have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors shall determine. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of our company and could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, we will not have any shares of preferred stock outstanding. We currently have no plans to issue any of the preferred stock.

       The total number of authorized shares of preferred stock may be increased or decreased (but not below the number of preferred shares then outstanding) by the affirmative vote of the holders of a majority of the common stock without a vote of the holders of the preferred stock, unless a vote of the holders of a series of preferred stock is required pursuant to the terms of that series as established by the board. The board is also authorized, at any time, to increase or decrease the number of shares included in an individual series of preferred stock (but not below the number of preferred shares then outstanding) without a vote of the holders of such series, or any other stockholders, unless any such vote is required pursuant to the terms of that series as established by the board.

Warrants

       Upon completion of this offering, we will have outstanding warrants to purchase in the aggregate up to 89,629 shares of our common stock. Our warrants are described more fully below.

       As of December 31, 2004, warrants to purchase in the aggregate up to 63,433 shares of common stock were outstanding, and warrants to purchase in the aggregate up to 216,138 shares of Series D preferred stock were outstanding. These outstanding warrants do not include warrants to purchase an aggregate of up to 900,041 shares of common stock which by their terms must be exercised upon the closing of this offering and do not include warrants to purchase an aggregate of up to 552,661 shares of common stock which by their terms terminate upon the closing of this offering. When the outstanding shares of Series D preferred stock are automatically converted into shares of common stock upon completion of the offering, the warrants to purchase shares of Series D preferred stock will automatically convert into warrants to purchase one share of common stock for each share of Series D preferred stock for which such warrant was exercisable prior to conversion as adjusted for the reverse stock split. Upon completion of the offering, the outstanding warrants to purchase common stock comprise two warrants exercisable for an aggregate of 8,128 shares of common stock at $1.65 per share, which expire after January 1, 2006; four warrants exercisable for an aggregate of 37,688 shares of common stock at $3.63 per share, which expire after March 2, 2006; two warrants exercisable for an aggregate of 7,389 shares of common stock at $3.63 per share, which expire after August 8, 2011; and a warrant exercisable for 36,424 shares of common stock at $5.52 per share, which expires after May 5, 2009.

Registration Rights of Stockholders

       Upon completion of this offering and subject to the terms described below, the holders of an aggregate of 11,562,285 shares of our common stock (assuming conversion of our preferred stock and exercise of our warrants), or their transferees, will be entitled to rights to register these shares under the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act.

       Registration Rights Agreement. The current holders of our preferred stock are parties to an amended and restated registration rights agreement with us dated October 2, 2001, as amended May 30, 2003 and June 25, 2003, which we refer to in this prospectus as the registration rights agreement. Immediately prior to the completion of this offering, outstanding shares of our preferred stock will be automatically converted in the aggregate into 10,827,408 shares of our common stock. Pursuant to the terms of the registration rights agreement, the current holders of our preferred stock have certain registration rights which, if exercised, would force us to register the shares of common stock into which their shares of preferred stock are convertible, which we refer to in this prospectus as the registrable shares. At any time after the expiration of 180 days after the closing of our initial public offering, one or more current holders of the registrable shares representing in the aggregate in excess of thirty percent of the registrable shares then held may request, in writing, that we file a registration statement under the Securities Act. If we receive such a request, we must promptly give written notice of such proposed registration to all holders of the registrable shares, and each such holder will have the right to have such holder’s registrable shares included in the registration by giving us notice within fifteen days. We will then use our best efforts to effect a registration under the Securities Act of all registrable shares which we have been requested to register. If the registrable shares are to be distributed as part of an underwriting arrangement in which holders of the registrable shares are participating, the managing underwriter can limit the number of registrable shares to be part of the underwriting due to market factors. Conversely, the managing underwriter may include newly issued shares of our common stock or common stock held by other parties if the underwriter believes additional shares of common stock could be sold along with the registrable shares without adversely affecting the price per share, or with the consent of the holders representing two-thirds of the registrable securities to be included. The registration rights agreement contains certain limitations on our obligation to effect a registration of the registrable shares. For example, we are not obligated to effect any registration if three registration statements filed by us pursuant to this process have been declared effective, or if within twelve months prior to such registration request, a registration of securities has been effected in which holders of registrable shares had the right to participate on at least a pro rata basis relative to all of our stockholders entitled to participate.

       The holders of registrable shares have additional registration rights pursuant to the registration rights agreement. Whenever we propose to file a registration statement in connection with an offering of our securities solely for cash, other than our initial public offering, and other than a registration in connection with one of our stock plans or a registration pursuant to Rule 145 under the Securities Act, we must promptly give written notice to all holders of registrable shares. Upon the written request of any such holder or holders provided within ten days after our notice, we will use our best efforts to register all registrable shares which we have been requested to register. These particular rights to registration are referred to in this prospectus as incidental registration rights. If any such offering involves an underwriting, we will only be required to include such registrable shares in the offering if the holders thereof accept the terms of the underwriting. If in the opinion of the managing underwriter, the inclusion of the registrable shares for which holders have requested registration would adversely affect the public offering, we will only have to include in the underwriting a number of registrable shares, if any, that the managing underwriter believes may be sold without causing such adverse effect. Furthermore, at such time as we will qualify for use of Form S-3 under the Securities Act, the holders of registrable shares representing in the aggregate in excess of five percent of the registrable shares then held will have the right to request registration on Form S-3. The holders of registrable shares may only make one such Form S-3 request in any twelve-month period. The registration rights agreement provides for certain circumstances under which we will not be obligated to effect the requested registration on Form S-3.

       The registration rights agreement also governs the registration procedures that we would have to follow in effecting a registration of registrable shares. We will have to pay any expenses of registration, except that after the second registration on Form S-3 requested by the holders of registrable shares, the expenses of a registration on Form S-3 will be paid by the participating holders proportionally or as otherwise agreed by the participating sellers other than us (except to the extent that we will be a seller). All registration rights pursuant to the registration rights agreement terminate five years after the date of our initial public offering. We are in no event required to register registrable shares of any holder who, at the time of such registration, is permitted to sell all such shares in the public market immediately under Rule 144 under the Securities Act.

       Warrants. When we propose to file a registration statement to register shares of our common stock, we must give at least thirty days prior written notice to the holders of certain of our warrants. These particular warrants must be fully exercised for an aggregate 722,756 shares of our common stock concurrently with the closing of our initial public offering, subject to an exception described below. The shares of common stock issuable upon the exercise of these warrants are referred to in this prospectus as the warrant common stock. After we give such notice, the holders of these warrants have fifteen business days to request that we use our best efforts to cause their shares of warrant common stock to be registered pursuant to the Securities Act. If the registration is of a public offering involving an underwriting, a holder’s participation is conditioned upon accepting the terms set forth in the underwriting. In addition, the managing underwriter shall advise us if in its opinion the inclusion of a holder’s warrant common stock requested to be included would materially and adversely affect our or a demanding stockholder’s distribution of such securities. If the managing underwriter makes such a determination, the amount to be included in the registration shall be reduced to the maximum amount that can be marketed without materially and adversely affecting the distribution. That maximum amount will first be allocated to the shares proposed to be sold by us, second to the shares proposed to be sold by any demanding stockholders with contractual rights and third to the warrant holder(s). These registration rights held by certain warrant holders terminate on the date the holder no longer owns the warrant common stock. The underwriters in our initial public offering described in this prospectus have made the determination that the inclusion of the 722,756 shares of warrant common stock in the registration statement of which this prospectus is a part would materially and adversely affect our offering.

       In addition, one of our other warrant holders who will have to exercise its warrant in full concurrently with the closing of our initial public offering for 12,121 shares of our common stock is entitled to the incidental registration rights pursuant to the registration rights agreement described above.

Stockholder Meetings

       Our amended and restated certificate of incorporation prohibits stockholders from taking action by written consent. Special meetings of stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer (or if there is no CEO, the president), or by the affirmative vote of a majority of the board of directors. This provision of our certificate may only be amended by the vote of not less than 75% of the shares entitled to vote on such an amendment.

Certain Anti-Takeover Provisions

       Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation such as ours from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder unless:

•	prior to such time, the board of directors of the Delaware corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets or of all the outstanding stock or the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

       In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

       Amended and Restated Certificate of Incorporation and Bylaw Provisions. Our amended and restated certificate of incorporation and bylaws contain provisions that could have an anti-takeover effect. These provisions include:

•	authorized but unissued shares of common and preferred stock available for future issuance without stockholder approval;

•	a classified board divided into three classes serving staggered three-year terms;

•	vacancies on our board may only be filled by the remaining directors and not our stockholders;

•	authorization for our board of directors, without stockholder approval, to issue up to 200,000 shares of preferred stock;

•	prohibitions on stockholders taking action by written consent or calling special meetings;

•	directors may only be removed for cause by the vote of not less than 75% of the shares entitled to vote on removal;

•	the board may generally adopt, amend and repeal our bylaws;

•	stockholders must submit proposals for annual stockholders’ meetings or nominees for election as director at least 90 days prior to the anniversary date of the distribution of our proxy statement related to our last annual meeting in order for their proposals or nominees to be considered; and

•	the vote of not less than 75% of the shares entitled to vote is required to: adopt, amend or repeal bylaws or amend the provisions of our amended and restated certificate of incorporation providing for a staggered board, removal of directors only for cause by a 75% vote, filling of board vacancies only by the board and prohibiting stockholders from acting by consent or calling special meetings.

       These and other provisions contained in our amended and restated certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over their current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent and Registrar

       The registrar and transfer agent for our common stock is Wachovia Bank, National Association.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a summary of material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the U.S. Internal Revenue Code, U.S. Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal income and estate tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

      This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which generally is property held for investment. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	U.S. expatriates;

•	Tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

       If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

       For purposes of this discussion, a U.S. person means any one of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, or partnership, including any entity treated as a partnership for U.S. federal income tax purposes, created or organized under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if the administration of the trust is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has made a valid election under U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

       YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

       We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

       If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certain certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

       In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed U.S. Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the U.S. Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

       A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the U.S. for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

       Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Taxes

       Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting and Backup Withholding

       Under U.S. Treasury regulations, we must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends, if any, paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

       U.S. federal backup withholding, currently at a 28% rate of tax, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

       Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

       Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. holder certifies that it is not a U.S. person under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a U.S. person) or otherwise establishes an exemption from information reporting and backup withholding.

       Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for any of our securities. Future sales of substantial amounts of our common stock in the public market could materially adversely affect the market price of such securities. As described below, only a limited number of shares will be available for sale shortly after this offering, due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market or the perception that such sales could occur after such restrictions lapse could materially adversely affect the market price of our common stock and our ability to raise equity capital in the future.

       Immediately after completion of this offering, we will have a total of 19,607,873 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options based on shares outstanding as of December 31, 2004. Of these shares:

•	the 5,000,000 shares of common stock that are to be sold to the public in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act; and

•	the remaining 14,607,873 shares of common stock will be “restricted securities” under Rule 144 of the Securities Act.

       Generally, restricted securities that have been owned for two years by any person who has not been an affiliate of Emageon during the period preceding the sale may be sold immediately after the completion of this offering, and restricted securities that have been owned for at least one year or are held by affiliates of Emageon may be sold 90 days after completion of this offering subject to compliance with the volume and other limitations of Rule 144 under the Securities Act. These limitations are further described below.

Lock-Up Agreements

       Our directors, officers and certain other stockholders, warrant holders and optionees collectively owning, or holding rights to acquire, approximately 14,702,755 of the shares of our common stock outstanding prior to this offering, have entered into lock-up agreements not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Wachovia Capital Markets, LLC and Piper Jaffray & Co. This restriction excludes gifts and transfers to immediate family members so long as the transferee agrees to restrictions for the remainder of the 180-day period. Wachovia Capital Markets, LLC and Piper Jaffray & Co. may agree at their joint discretion, at any time or from time to time, without notice, to release all or any portion of the shares or other securities subject to the lock-up agreements. Wachovia Capital Markets, LLC and Piper Jaffray & Co. have advised us that it has no present intention to release any shares subject to the lock-up agreements. In considering whether to release any shares subject to a lock-up agreement, Wachovia Capital Markets, LLC would consider, among other factors, the particular circumstances surrounding the request, including, but not limited to, the number of shares to be released, the effect of the released shares on the market for our common stock and the hardship of the person requesting a waiver. See “Underwriting”.

       The number of shares of our common stock previously issued by us that will be available for sale in the public market, taking into account the shares subject to the lock-up agreement, is as follows:

•	1,256,404 restricted shares will be eligible for immediate sale on the effective date of this offering;

•	417,221 restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	12,034,207 restricted shares will be eligible for sale 180 days after the date of this prospectus as a result of the expiration of the lock-up agreements; and

•	900,041 restricted shares will be eligible for sale on various dates thereafter.

Because these shares were issued privately, they are considered restricted shares and are subject to the limitations of Rule 144, to the extent applicable, as further described below.

Rule 144

       In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or any affiliate of ours at least one year previously will be entitled to sell within any three month period a number of those shares that does not exceed the greater of:

•	1.0% of our then-outstanding shares of common stock, which will be approximately 196,079 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

       Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person or persons whose shares are aggregated who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who owns shares that were purchased from us, or any affiliate of ours, at least two years previously, will be entitled to sell the shares immediately under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements, unless such shares are subject to a lock-up agreement.

       Sales of shares purchased by our affiliates in this offering must be made at a time when current public information about us is available, through a registered broker-dealer who is following certain procedures and after the filing of a notice with the SEC. Such sales also will be subject to the volume limitation of Rule 144 described above. Our affiliates generally include all of our directors and executive officers and may be deemed to include holders of more than 10% of our outstanding shares. Shares properly sold in reliance on Rule 144 to persons who are not affiliates become freely tradable without restriction or registration under the securities laws. The Rule 144 restrictions are not applicable to a person who has beneficially owned shares for at least two years (including “tacked on” holding periods) and who is not an affiliate of the company.

Rule 701

       Rule 701, as currently in effect, generally allows a stockholder who acquired shares of our common stock pursuant to a written compensatory plan or contract, including our 2000 Equity Incentive Plan and our 2000 Equity Compensation Plan, and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell those shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their shares acquired pursuant to a written compensatory plan or contract under Rule 144 without complying with the holding period requirements of Rule 144. All holders selling shares under Rule 701 however, are required to wait until 90 days after the date of this prospectus before they may sell such shares under this Rule.

Stock Options

       As of December 31, 2004, we had outstanding options to purchase 2,166,901 shares of our common stock under our stock option plans, and options to purchase an aggregate of 166,394 additional shares of our common stock have been issued since December 31, 2004. An additional 3,750,000 shares of common stock will be reserved for future issuances under our plans upon the offering. Following the completion of this offering, we intend to file registration statements (including on Form S-8 under the Securities Act, to the extent available) to register the shares of common stock subject to these option plans. Accordingly, shares to be registered in this manner will be available for sale in the market, except to the extent the shares are subject to vesting restrictions or the lock-up agreements. Affiliates will still be required to comply with Rule 144.

Registration Rights

       Following 180 days after we complete this offering, the holders of 11,562,285 shares of our common stock, assuming conversion of our preferred stock and the exercise of outstanding warrants to purchase registrable securities, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock — Registration Rights of Stockholders.”

UNDERWRITING

       Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase from us, the respective number of shares of common stock appearing opposite their names below.

Underwriters	Number of Shares Offered by Us

Wachovia Capital Markets, LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.
Friedman, Billings, Ramsey & Co., Inc.
Total

       Wachovia Capital Markets, LLC and Piper Jaffray & Co. are acting as joint book-running managers for this offering.

       The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

       The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions.

       The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commissions and Discounts

       The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price falling within the range listed on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $           per share, of which $          may be reallowed to other dealers. After completion of this initial public offering, the public offering price, concession and reallowance to dealers may be changed.

       The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share		Total

	Without	With	Without	With
	Option	Option	Option	Option

Public offering price	$	$	$	$
Underwriting discount	$	$	$	$
Proceeds to us (before expenses)	$	$	$	$

       We estimate that the expenses of this offering, not including the underwriting discount, will be approximately $           million and are payable by us.

Over-allotment Option

       We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to a total of 750,000 additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Indemnity

       We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

       Our directors, officers and certain other stockholders, warrant holders and optionees collectively owning, or holding rights to acquire, approximately 14,702,755 of the shares of our common stock outstanding as of December 31, 2004, have agreed, with limited exceptions, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of Wachovia Capital Markets, LLC, and Piper Jaffray & Co., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common or our other capital stock, except that such directors, officers and stockholders will be permitted to transfer any of these securities by gift, will or intestate succession (so long as any recipient of those securities enters into a similar lock-up agreement for the remainder of the 180 day period).

       In addition, we have agreed that, for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Wachovia Capital Markets, LLC and Piper Jaffray & Co., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock or other capital stock, except for:

•	the shares of common stock being sold by us in this offering;

•	the issuance of shares of common stock and stock options pursuant to our stock option plans as in effect on the date of this prospectus; and

•	the issuance of shares of common stock upon the exercise of stock options.

       Wachovia Capital Markets, LLC and Piper Jaffray & Co. may agree at their joint discretion and at any time or from time to time, without notice, to release all or any portion of the shares or other securities subject to the lock-up agreements listed above.

Stabilization

       The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market.

•	A “stabilizing bid” is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

•	A “syndicate covering transaction” is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

•	A “penalty bid” is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or selling group member in connection with this offering if the common stock originally sold by that underwriter or selling group member is purchased by the underwriters in a syndicate covering transactions and has therefore not been effectively placed by that underwriter or selling group member.

       The underwriters have advised us that these transactions may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Other Relationships

       Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC will serve as transfer agent and registrar for our common stock for which it will receive customary fees and expenses.

Pricing of this Offering

       Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations among us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable to us;

•	the present state of our business; and

•	our future prospects.

       An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering may be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

Listing on the Nasdaq National Market

       We intend to file an application for our common stock to be listed on the Nasdaq National Market under the symbol “EMAG”.

LEGAL MATTERS

       The validity of the common stock we are offering by this prospectus will be passed upon by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain matters related to this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

       The consolidated financial statements of Emageon Inc. at December 31, 2002 and 2003 and at September 30, 2004, and for each of the two years in the period ended December 31, 2003 and for the nine-month period ended September 30, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       We filed a registration statement on Form S-1 with the Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

       Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

EMAGEON INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Emageon Inc.

       We have audited the accompanying consolidated balance sheets of Emageon Inc. (the Company) as of December 31, 2002 and 2003 and September 30, 2004, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emageon Inc. at December 31, 2002 and 2003 and September 30, 2004, and the results of their operations and their cash flows for each of the two years in the periods ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia

November 18, 2004

EMAGEON INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30,
	2002	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$2,242,410	$2,340,407	$5,022,191
Trade accounts receivable, net of allowance for doubtful accounts of $0, $50,000 and $75,000 at December 31, 2002 and 2003 and September 30, 2004, respectively	7,080,143	4,226,182	11,645,653
Prepaid expenses and other current assets	766,585	839,918	2,418,807
Unbilled revenue	—	220,310	690,048
Third-party components to be sold to customers	941,953	284,612	2,555,807

Total current assets	11,031,091	7,911,429	22,332,506
Property and equipment, net	12,946,237	11,724,488	8,496,153
Third-party components to be leased to customers	106,331	611,055	—
Restricted cash	792,359	799,797	900,386
Other noncurrent assets	59,180	3,170	61,859
Intangible assets:
Goodwill (see Note 3)	—	3,754,586	3,754,586
Acquired software, net (see Note 3)	—	3,680,244	3,055,294
Capitalized software development costs, net	55,099	315,612	78,929
Trademark (see Note 3)	—	250,000	250,000

	55,099	8,000,442	7,138,809

Total assets	$24,990,297	$29,050,381	$38,929,713

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,142,759	$1,415,264	$3,853,057
Accrued payroll and related costs	471,951	1,373,317	1,101,668
Deferred revenue	6,162,275	7,649,588	18,743,305
Other accrued expenses	168,056	337,974	2,563,907
Current portion of long-term debt	1,592,747	1,740,583	2,134,233
Current portion of capital lease obligations	492,669	577,298	609,418

Total current liabilities	10,030,457	13,094,024	29,005,558
Long-term deferred revenue	2,967,660	2,965,061	2,673,037
Deferred tax liability	—	95,000	95,000
Long-term debt	6,194,793	4,661,518	6,236,311
Capital lease obligations, less current portion	1,979,504	1,487,792	1,029,955

Total liabilities	21,172,414	22,303,395	39,039,891
Redeemable preferred stock:
Series B redeemable preferred stock, $0.001 par value; 17,200,000 shares authorized, 16,885,966 shares issued and outstanding	9,572,056	9,585,359	9,594,224
Series B-1 redeemable preferred stock, $0.001 par value; 5,700,000 shares authorized, 5,652,631 shares issued and outstanding	3,199,783	3,204,236	3,208,688
Series C redeemable preferred stock, $0.001 par value; 27,500,000 shares authorized, 27,433,370 shares issued and outstanding	11,554,385	11,587,332	11,612,043
Series E redeemable preferred stock, $0.001 par value; 14,050,000 shares authorized and 14,035,087 shares issued and outstanding at December 31, 2003 and September 30, 2004	—	5,905,069	5,916,838

Total redeemable preferred stock	24,326,224	30,281,996	30,331,793
Stockholders’ deficit:
Series A preferred stock, $0.001 par value; 5,965,000 shares authorized, issued and outstanding	1,438,543	1,438,543	1,438,543
Series D preferred stock, $0.001 par value; 18,000,000 shares authorized, 13,727,358 issued and outstanding at December 31, 2003 and September 30, 2004	—	5,868,446	5,868,446
Common stock, $0.001 par value; 107,897,922 shares authorized and 10,842,500 shares issued and outstanding at December 31, 2002; 165,050,000 shares authorized and 25,024,345 shares issued and 23,574,345 shares outstanding at December 31, 2003; 165,050,000 shares authorized and 25,084,340 issued and 23,634,340 shares outstanding at September 30, 2004	10,843	25,025	25,085
Additional paid in capital	2,480,039	5,271,940	6,684,357
Treasury stock, 1,450,000 shares, at cost	—	(275,500)	(275,500)
Accumulated deficit	(24,437,766)	(35,863,464)	(44,182,902)

Total stockholders’ deficit	(20,508,341)	(23,535,010)	(30,441,971)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$24,990,297	$29,050,381	$38,929,713

See accompanying notes.

EMAGEON INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		Nine Months Ended
	December 31,		September 30,

	2002	2003	2003	2004

			(Unaudited)
Revenue:
System sales	$8,437,070	$17,234,319	$10,366,781	$21,128,235
Support services	4,181,575	6,056,658	3,728,471	8,428,026

Total revenue	12,618,645	23,290,977	14,095,252	29,556,261
Cost of revenue:
System sales	6,315,654	10,226,636	6,232,363	13,160,423
Support services	4,040,161	7,493,345	5,384,249	7,641,584

Total cost of revenue	10,355,815	17,719,981	11,616,612	20,802,007

Gross profit	2,262,830	5,570,996	2,478,640	8,754,254
Operating expenses:
Research and development	2,382,720	4,143,113	2,975,355	3,668,276
Sales and marketing	4,456,254	6,144,207	4,364,560	6,504,250
General and administrative	3,148,584	5,793,341	3,938,657	6,138,072

Total operating expenses	9,987,558	16,080,661	11,278,572	16,310,598

Operating loss	(7,724,728)	(10,509,665)	(8,799,932)	(7,556,344)
Other income (expense):
Interest income	17,989	14,438	12,764	17,001
Interest expense	(618,920)	(864,077)	(652,609)	(730,298)

Total other income (expense)	(600,931)	(849,639)	(639,845)	(713,297)

Net loss	$(8,325,659)	$(11,359,304)	$(9,439,777)	$(8,269,641)

Net loss per share — basic and diluted	$(0.77)	$(0.70)	$(0.63)	$(0.39)

Weighted average common stock outstanding — basic and diluted	10,842,500	16,278,370	15,008,783	21,030,637

See accompanying notes.

EMAGEON INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Preferred Stock		Common Stock
					Additional	Receivable			Total
		Carrying		Par	Paid in	from	Treasury	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Capital	Stockholders	Stock	Deficit	Deficit

Balance at December 31, 2001	5,965,000	$1,438,543	10,842,500	$10,843	$2,480,039	$(5,247,007)	$—	$(16,051,474)	$(17,369,056)
Payments from stockholders for second tranche of Series C preferred stock issuance ($0.4275 per share)	—	—	—	—	—	5,247,007	—	—	5,247,007
Accretion of redeemable preferred stock	—	—	—	—	—	—	—	(60,633)	(60,633)
Net loss	—	—	—	—	—	—	—	(8,325,659)	(8,325,659)

Balance at December 31, 2002	5,965,000	1,438,543	10,842,500	10,843	2,480,039	—	—	(24,437,766)	(20,508,341)
Exercise of stock options	—	—	28,300	28	14,915	—	—	—	14,943
Common stock, Series D preferred stock and warrants issued in connection with Ultravisual Merger	13,727,358	5,868,446	14,153,545	14,154	2,776,986	—	—	—	8,659,586
Purchase of treasury stock ($0.19 per share)	—	—	—	—	—	—	(275,500)	—	(275,500)
Accretion of redeemable preferred stock	—	—	—	—	—		—	(66,394)	(66,394)
Net loss	—	—	—	—	—	—	—	(11,359,304)	(11,359,304)

Balance at December 31, 2003	19,692,358	7,306,989	25,024,345	25,025	5,271,940	—	(275,500)	(35,863,464)	(23,535,010)
Exercise of stock options	—	—	59,995	60	34,137	—	—	—	34,197
Issuance of warrants in connection with subordinated debt and customer sales agreement	—	—	—	—	1,046,410	—	—	—	1,046,410
Stock based compensation — options	—	—	—	—	331,870	—	—	—	331,870
Accretion of redeemable preferred stock	—	—	—	—	—	—	—	(49,797)	(49,797)
Net loss						—		(8,269,641)	(8,269,641)

Balance at September 30, 2004	19,692,358	$7,306,989	25,084,340	$25,085	$6,684,357	$—	$(275,500)	$(44,182,902)	$(30,441,971)

See accompanying notes.

EMAGEON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Nine Months Ended
	Year Ended December 31,		September 30,

	2002	2003	2003	2004

			(Unaudited)
Operating activities
Net loss	$(8,325,659)	$(11,359,304)	$(9,439,777)	$(8,269,641)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation	668,533	1,086,679	828,800	1,018,680
Depreciation of property and equipment at contracted customer sites	1,782,732	2,743,649	2,050,282	2,490,924
Amortization of acquired software	—	486,073	277,754	624,950
Amortization of capitalized software development costs	18,322	78,702	72,980	262,593
Interest income on restricted cash	—	(7,438)	(6,029)	(4,589)
Bad debt expense	—	50,000	—	62,995
Sales discount from issuance of warrants	—	—	—	50,308
Amortization of subordinated debt discount	—	—	—	82,187
Stock based compensation expense	—	—	—	331,870
Changes in operating assets and liabilities, net of effects of business acquisition in 2003:
Trade accounts receivable	(5,527,087)	2,808,961	1,146,787	(7,482,466)
Prepaid expenses and other current assets	(577,459)	(788,309)	(1,029,258)	(1,366,120)
Unbilled revenue	—	(220,310)	—	(469,737)
Other noncurrent assets	—	56,010	—	(58,689)
Third-party components to be sold to customers	(99,657)	657,341	(1,034,133)	(2,271,195)
Accounts payable	(2,093,162)	13,051	686,827	2,437,793
Accrued payroll and related costs	292,990	688,141	330,381	(271,649)
Other accrued expenses	(37,841)	(154,378)	(395,102)	2,225,934
Deferred revenue	6,051,719	1,484,714	1,425,814	12,303,050

Net cash (used in)/provided by operating activities	(7,846,569)	(2,376,418)	(5,084,674)	1,697,198
Investing activities
Purchases of property and equipment for internal purposes	(554,323)	(1,424,112)	(981,338)	(1,001,063)
Purchases of third-party components to be leased to customers	(3,018,812)	(1,094,704)	(848,228)	(170,510)
Capitalized software development costs	(73,421)	(339,215)	(242,637)	(25,910)
Net cash received from Ultravisual merger	—	1,828,747	1,828,747	—

Net cash used in investing activities	(3,646,556)	(1,029,284)	(243,456)	(1,197,483)
Financing activities
Proceeds from issuance of common stock	—	14,943	14,943	34,197
Proceeds from issuance of preferred stock, net of issuance costs	5,243,545	5,889,378	5,937,244	—
Payments on capital lease obligations	(223,227)	(514,083)	(351,440)	(425,717)
Proceeds from loans, net of issuance costs	8,380,407	—	—	3,979,975
Payments on loans	(3,063,992)	(1,611,039)	(1,223,233)	(1,310,386)
Letter of credit payments related to operating lease	—	—	—	(96,000)
Purchase of treasury stock	—	(275,500)	(275,500)	—

Net cash provided by financing activities	10,336,733	3,503,699	4,102,014	2,182,069

Net (decrease) increase in cash	(1,156,392)	97,997	(1,226,116)	2,681,784
Cash at beginning of period	3,398,802	2,242,410	2,242,410	2,340,407

Cash at end of period	$2,242,410	$2,340,407	$1,016,295	$5,022,191

Supplemental disclosure of cash flow:
Interest paid	$566,539	$897,472	$683,269	$724,998
Assets acquired under capital lease	$2,695,400	$107,000	$107,000	$—
Assets acquired through issuance of equity securities	$—	$8,659,586	$8,659,586	$—

See accompanying notes.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2003 AND

NINE MONTHS ENDED SEPTEMBER 30, 2004

1. Business Description and Background

Business Description

       Emageon Inc., formerly Emageon UV, Inc. (“Emageon” or the “Company”), provides an enterprise-level information technology solution for the clinical analysis and management of digital medical images within health care provider organizations. Emageon’s solution consists of advanced visualization and image management software, comprehensive support services and third-party components. Emageon’s web-enabled advanced visualization software provides physicians across the enterprise — in multiple medical specialties and at any network access point — with tools to manipulate and analyze images in 2D and 3D.

Background

       Emageon was incorporated in Alabama on December 21, 1998 as Imageon Solutions, Inc., and subsequently merged into Imageon Solutions, Inc., a company incorporated in Delaware on January 3, 2000. In June 2000, the Company formally changed its name to Emageon Inc. On April 30, 2003, the Company formed Emageon-UV Development Corporation; a wholly-owned subsidiary incorporated in Delaware, which was subsequently merged into Ultravisual Medical Systems Corporation (“Ultravisual”), a Delaware corporation (the “Merger”). Ultravisual is a wholly-owned subsidiary of Emageon. In May 2003, the Company formally changed its name to Emageon UV, Inc. In July 2004, the Company formally changed its name to Emageon Inc.

2. Summary of Significant Accounting Policies

Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

       For purposes of financial statement presentation, investments with remaining maturities at acquisition of three months or less are considered to be cash equivalents.

Restricted Cash

       In conjunction with two of the secured promissory notes to the finance companies discussed in Note 10, the Company is required to maintain a restricted cash account with a bank that is approximately 20% of the original note amounts. In conjunction with an operating lease for computer equipment, the Company is also required to maintain a certificate of deposit securing a letter of credit with a bank. Both amounts are included in restricted cash.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Trade Accounts Receivable and Allowance for Doubtful Accounts

       Trade accounts receivable are initially recorded at invoice price. They are stated net of allowances for uncollectible accounts, which represent estimated losses resulting from the inability of customers to make the required payments. When determining the allowances for uncollectible accounts, management takes several factors into consideration, including the overall composition of accounts receivable aging, prior history of accounts receivable write-offs, and the type of customer and day-to-day knowledge of specific customers.

       The allowance for doubtful accounts is adjusted when additional information is received that impacts the amount reserved. If circumstances change, the estimates of the recoverability of accounts receivable could be reduced or increased by a material amount. Such a change in estimated recoverability would be accounted for in the period in which the facts that give rise to the change become known. Changes in the allowances for uncollectible accounts are recorded as bad debt expense and are included in general and administrative expense in the statements of operations.

       A summary of the activity in the allowance for doubtful accounts is as follows:

	Years Ended		Nine Months
	December 31,		Ended
			September 30,
	2002	2003	2004

Beginning balance	$—	$—	$50,000
Charges to cost and expenses	—	104,000	62,995
Deductions/writeoffs	—	(54,000)	(37,995)

Ending balance	$—	$50,000	$75,000

Property and Equipment

       Property and equipment used for internal purposes are recorded at cost. Expenditures for major property and equipment are capitalized, and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the related asset’s estimated useful life, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining terms of the related leases. The asset cost and related accumulated depreciation or amortization are adjusted upon asset retirement or disposal with the resulting gain or loss, if any, credited or charged to results of operations.

       Property and equipment at contracted customer sites are recorded at cost and consist of third-party hardware and software associated with customer contracts that have been implemented. Depreciation related to fixed assets at contracted customer sites is computed using the straight-line method over the lives of the specific customer contracts, which are typically five years.

       Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-Lived Assets

       The Company continually evaluates whether events and circumstances have occurred that indicate the carrying value of long-lived assets and certain identifiable intangibles may not be recoverable. Recoverability of long-lived assets to be held and used is evaluated by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If the

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the excess of the carrying amount over the fair value of the asset. The fair value of the asset or asset group is measured by quoted market prices, if available, or by utilizing present value techniques.

Business Combinations

       The company records business combinations in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method of accounting for all business combinations, and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. The Company has applied SFAS No. 141 in the allocation of the purchase price of the Ultravisual merger. Accordingly, the company has identified and allocated the estimated fair value to the intangibles acquired, principally consisting of developed and core technology and the Ultravisual trademark as required by SFAS No. 141.

Intangible Assets

       Intangible assets that management determined to have an indefinite life, such as the Ultravisual trademark, are not amortized but are tested for impairment at least annually or when impairment indicators are identified. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived intangible assets to be held and used is evaluated by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the excess of the carrying amount over the fair value of the asset. In assessing fair value of intangibles, management must make assumptions regarding estimated future cash flows and other factors. Critical estimates in valuing certain intangible assets include, but are not limited to: future expected cash flows from acquired developed technologies and patents; Ultravisual brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

       Intangible assets subject to amortization are amortized on a straight-line basis over their useful lives. Useful lives of the intangible assets are based on management’s estimates of the period that such assets will generate revenue.

Third-Party Components to be Sold to Customers

       The costs consist of third-party hardware and software associated with customer contracts. Once the Company receives customer acceptance of the third-party components for a specific customer and all other relevant criteria for revenue recognition are met, the accumulated costs are transferred to cost of system sales.

Third-Party Components to be Leased to Customers

       The costs consist of third-party hardware and software associated with customer contracts. Once the Company receives customer acceptance of third-party components for a specific customer, the accumulated costs are transferred to property and equipment at contracted customer sites and depreciation is begun. The Company no longer finances new customer third-party components and does not expect to finance customer third-party components in the future.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury Stock

       Treasury stock is accounted for using the cost method. In 2003, treasury stock activity consisted of the purchase of 1,450,000 shares of common stock from two stockholders at a price of $0.19 per share.

Revenue Recognition

       Revenue is derived primarily from two sources: system sales, which include software license sales and third-party component sales, and support services, which include fees related to implementation, user adoption and ongoing customer support services.

       Software licenses are sold under perpetual license arrangements and term license arrangements ranging in length from two to seven years. The Company typically requires deposits upon the receipt of a signed purchase order or agreement. Deposits received on these agreements are classified as deferred revenue on the Company’s consolidated balance sheet.

       The Company accounts for software and support services revenue under the provisions of AICPA Statement of Position 97-2, (“SOP 97-2”), Software Revenue Recognition, as amended. Under this guidance, revenue is recognized when persuasive evidence of an arrangement exists; delivery has occurred or the services have been rendered and accepted by the customer; the price to the customer is fixed or determinable; and collectibility is reasonably assured. The Company considers a signed contract or purchase order to be persuasive evidence of an arrangement. The Company obtains acceptance for software and third-party components, as evidenced by written customer acknowledgement. In the event that the Company grants a customer the right to specified upgrades, the Company defers recognition of the entire arrangement fee until they deliver the specified upgrades as the Company has not established vendor-specific objective evidence (VSOE) of fair value for specified upgrades. Specified upgrades include, but are not limited to, future software deliverables that are stated in the customer contract. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on a successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. The Company evaluates the creditworthiness of all customers.

       The fee for multiple-element arrangements is allocated to each element of the arrangement, such as maintenance and support services, based on the relative fair values of the elements. The Company determines the fair value of each element in multi-element arrangements based on VSOE of the fair value for each element. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE for the undelivered elements is based on the renewal rates for the maintenance and support services, which coincide with the current pricing.

       For term based license arrangements, the Company recognizes revenue for the elements over the term of the arrangement upon customer acceptance, provided that the other revenue recognition criteria have been met.

       For perpetual license arrangements, revenue is recognized for the software license revenue and implementation services upon customer acceptance using the residual method. The Company includes the first year of maintenance in the software license fee. This maintenance fee is deferred based on its fair value and recognized ratably over the first year of the arrangement.

       The Company recognizes revenue related to the third-party components according to guidance set forth in Emerging Issues Task Force No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Third-party component revenue is recognized in accordance with contractual

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terms. When the Company is responsible for installing the third-party components, revenue is recognized when the third-party components are delivered, installed and accepted by the customer. When the Company is not responsible for installing the third-party components, revenue is recognized when the third-party components are delivered to the customer.

       Billings may not coincide with the recognition of revenue. Unbilled revenue occurs when revenue recognition precedes billing to the customer, and arises primarily from sales with predetermined billing schedules. Billings in excess of sales (deferred revenue) occur when billing to the customer precedes revenue recognition, and arise primarily from sales with partial prepayments upon contract execution and from maintenance revenue billed in advance of performance of the maintenance activity. The Company recognizes deferred revenue, as applicable, upon delivery and acceptance of products, as ongoing services are rendered or as other requirements requiring deferral under SOP 97-2 are satisfied.

Cost of Revenues

       The cost of our solution is comprised of two elements: the cost of our system sales and the cost of our support services. The cost of system sales consists of the cost of third-party components and the cost of software licenses. The cost of our third-party components consists primarily of direct expenses related to the purchase, shipment, installation and configuration of third-party components. The cost of our software licenses consists primarily of the amortization of acquired software, the amortization of capitalized software costs for internally developed software and royalties paid for a component of our UltraStructure software.

       The cost of our support services consists primarily of labor costs and related overhead relating to the implementation, installation, training, application support and maintenance of our solution as well as costs related to maintenance of third-party components. The cost of support services revenue varies based upon employee productivity of our support services organization as well as costs associated with the use of outside contractors to support internal resources.

       The Company expenses its sales commissions and other direct incremental costs related to contract acquisition when the liabilities are incurred, regardless of whether they have recognized the associated revenue.

Income Taxes

       The Company accounts for income taxes using the asset and liability method. Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Computation of Net Loss Per Share

       Net loss per share — basic is computed using the weighted average common shares outstanding during the period. Net loss per share — diluted is computed using the weighted average common shares outstanding and common share equivalents outstanding during the period. Common share equivalents are not included in the net loss per share calculations if they are anti-dilutive. Common share equivalents consist of convertible preferred stock, warrants and options.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The computations for basic and diluted net loss per share for each period are as follows:

	For the Years Ended		For the Nine Months
	December 31,		Ended September 30,

	2002	2003	2003	2004

			(Unaudited)
Numerator:
Net loss	$(8,325,659)	$(11,359,304)	$(9,439,777)	$(8,269,641)
Accretion of redemption value related to redeemable preferred stock	(60,633)	(66,394)	(45,874)	(49,797)

Net loss allocable to common stockholders	$(8,386,292)	$(11,425,698)	$(9,485,651)	$(8,319,438)

Denominator:
Weighted average number of shares of common stock — basic and diluted	10,842,500	16,278,370	15,008,783	21,030,637

Net loss per share — basic and diluted	$(0.77)	$(0.70)	$(0.63)	$(0.40)

       Preferred stock convertible into 61,565,622, 89,328,067, 89,328,067, and 89,328,067 shares of common stock for the years ended December 31, 2002 and 2003, and the nine-month periods ended September 30, 2003 and 2004, respectively, were not included in the computation of diluted earnings per share because their effect on earnings per share would have been anti-dilutive. Options and warrants to purchase 17,091,471, 25,836,428, 25,889,778, and 29,802,810 shares of common stock for the years ended December 31, 2002 and 2003 and during the nine-month periods ended September 30, 2003 and 2004, respectively, and warrants to purchase 216,138 shares of Series D preferred stock for the year ended December 31, 2003 and during the nine months ended September 30 2003 and 2004, respectively, were not included in the computation of diluted earnings per share because their effect on earnings per share would have been anti-dilutive.

Stock-Based Compensation

       The Company recognizes compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended. Under APB 25, compensation expense of fixed stock options is based on the difference, if any, on the date of the grant between the fair value of the stock and the exercise price of the option. Compensation expense is recognized on a straight-line basis over the vesting period of three years. The Company recognizes expense for stock-based compensation issued to nonemployees at fair value in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Had compensation expense for the stock-based compensation plans been determined using the fair-value method at the grant date for all employee awards using the minimal value pricing model, the net loss and related net loss per share would have been as follows for the periods indicated:

	For the Years Ended		For the Nine Months
	December 31,		Ended September 30,

	2002	2003	2003	2004

			(Unaudited)
Net loss, as reported	$(8,325,659)	$(11,359,304)	$(9,439,777)	$(8,269,641)
Add: Total stock-based employee compensation expense included in the determination of net loss	—	—	—	331,870
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(115,356)	(64,121)	(56,536)	(394,368)

Pro forma net loss	$(8,441,015)	$(11,423,425)	$(9,496,313)	$(8,332,139)

Net loss per share, basic and diluted:
As reported	$(0.77)	$(0.70)	$(0.63)	$(0.39)
Pro forma	$(0.78)	$(0.70)	$(0.63)	$(0.40)

       The pro forma effects on the net loss for the periods presented above are not necessarily representative of the pro forma effects that may occur in future periods.

Research and Development Costs

       Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established and capitalization ceases when the software is available for general release. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized primarily consist of direct labor costs.

       Amortization of capitalized software development costs begins when the product is available for general release. Amortization is provided on a product-by-product basis using the greater of the straight-line method or based on anticipated sales over periods not exceeding two years and is recorded as cost of system sales. Unamortized capitalized software development costs determined to be in excess of net realizable value of the related products are expensed immediately.

Commissions

      Commissions are charged to expense over the periods they are earned when payments of the future commissions are probable. When payments of the future commissions are not probable, the Company recognizes commission expense when the payments become probable.

Indemnification Provisions

      In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which is an interpretation of SFAS Nos. 5, 57, and 107 and rescission of FASB Interpretation

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 34. FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The following is a summary of agreements that are determined to be within the scope of FIN 45:

      (1) The Company’s sales agreements with customers generally contain infringement indemnity provisions. Under these agreements, the Company agrees to indemnify, defend and hold harmless the customer in connection with patent, copyright or trade secret infringement claims made by third parties with respect to the customer’s authorized use of our products and services. The indemnity provisions generally provide for the Company’s control of defense and settlement and cover costs and damages finally awarded against the customer. Our infringement indemnity provisions typically give us the option to make modifications of the product so it is no longer infringing or, if it cannot be corrected, to require the customer to return the product in exchange for a specified payment for loss of use. The Company’s sales agreements with customers sometimes also contain indemnity provisions for death, personal injury or property damage caused by the Company’s personnel or contractors in the course of performing services to customers. Under these agreements, the Company agrees to indemnify, defend and hold harmless the customer in connection with death, personal injury and property damage claims made by third parties with respect to actions of our personnel or contractors. The indemnity provisions generally provide for the Company’s control of defense and settlement and cover costs and damages finally awarded against the customer. The indemnity obligations contained in sales agreements generally have no specified expiration date but typically limit the amount of award covered to some portion of the fees paid by the customer over some portion of the contract term. The Company has not previously incurred costs to settle claims or pay awards under these indemnification obligations. Accordingly, the Company has no liabilities recorded for these agreements as of September 30, 2004.

      (2) The Company warrants that their software products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the licensed products to the customer as long as the contract remains in effect. Additionally, the Company warrants that our services will be performed by qualified personnel in a manner consistent with normally accepted industry standards. If necessary, the Company would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history, however, the Company has not incurred significant expense under their product or service warranties in the past. Accordingly, the Company has not recorded a liability for these warranties as of September 30, 2004.

      (3) The Company’s standard contracts with customers typically provide for a 99% guarantee of system availability and a 98% guarantee of component availability with penalty provisions if the Emageon-provided solution fails to meet the guarantees. The Company’s 99% system availability guarantee covers their solution as a whole, while the component guarantee covers each individual component, as in certain circumstances a component may fail without affecting system availability. The penalty provisions in the Company’s contracts typically allow for a reduction in the software maintenance fee related to failure to meet guaranteed “uptime” percentages. The Company calculates these penalties as a percentage of the software maintenance fee and would reduce the amount of the software maintenance fee charged in a specific period for these penalties. To date, the Company has not incurred any penalties associated with these guarantees. Accordingly, the Company has not recorded a liability for these warranties as of September 30, 2004.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Expense

      The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2002, and 2003 and for the nine-month periods ended September 30, 2003 and 2004 was $178,639, $194,853, $127,319, and $147,217 respectively.

Recently Issued Accounting Pronouncements

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). SFAS No. 150 requires that an issuer classify certain financial instruments within its scope as a liability (or an asset in some circumstances). Effective July 1, 2003, the Company adopted SFAS No. 150. Adoption of this interpretation did not have an impact on the Company’s financial position or results of operations.

       In May 2003, EITF 00-21 was finalized. This issue addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The guidance in EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In December 2003, the Securities and Exchange Commission staff issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with EITF 00-21. Adoption of this interpretation did not have an impact on the Company’s financial position or results of operations.

3. Merger

       Effective May 30, 2003, the Company merged with Ultravisual Medical Systems Corporation (“Ultravisual”). Ultravisual had been engaged in the business of developing visualization software for the medical imaging market. The merger with Ultravisual facilitated a strategic expansion of the Company’s product offering in accordance with its growth plan.

       The Company issued 14,153,545 shares of common stock valued at $0.19 per share, 13,727,358 shares of Series D preferred stock valued at $0.4275 per share, and warrants to purchase 4,559,459 shares of common stock, with an exercise price of $0.001, exercisable upon sale of the Company (the “Contingent Warrants”). These warrants are cancelable in the event of a Qualifying IPO (as defined in the warrant agreement).

       The Company also issued warrants to purchase 188,802 and 34,046 shares of common stock at exercise prices of $0.44 and $0.20 per share valued at $0.13 per share and $0.15 per share, respectively, and warrants to purchase 183,117 and 33,021 shares of Series D preferred stock at exercise prices of $0.44 and $0.20 per share valued at $0.33 per share and $0.36 per share, respectively. These warrants were issued to certain former Ultravisual warrant holders.

       In the absence of a public market for the Company’s securities, the Company and its Board of Directors determined the fair value of the preferred stock and common stock issued in the acquisition, based on recent sales or purchases of similar securities. No value was assigned to the Contingent Warrants.

       The common stock warrants were valued using the Black-Scholes valuation model using a fair value of the common stock of $0.19 per share, life of ten years, volatility factor of 70.8%, 0% dividend yield and a risk-free interest rate of 4.0%.

       The Series D Preferred Stock warrants were valued using the Black-Scholes valuation model using a fair value of the preferred stock of $0.4275 per share, life of ten years, volatility factor of 70.8%, 0% dividend yield and a risk-free interest rate of 4.0%.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       As part of the consideration, the Company established an escrow holdback of 3,528,612 shares of common stock and 3,431,845 shares of Series D preferred stock in the event of a breach of indemnification obligations of Ultravisual. On May 30, 2004, 60% of the escrow holdback was released to the former Ultravisual stockholders.

       On May 30, 2005, the remaining escrow holdback will be released to the former Ultravisual stockholders, unless the Company has made an indemnity claim under the merger agreement. In the event of a Change of Control or a Qualifying IPO, the escrow holdback will be immediately released to the former Ultravisual stockholders.

       The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$1,828,747
Accounts receivable	5,000
Furniture, fixtures, and equipment, net	487,487
Other assets	35,024
Deferred tax asset, net of deferred tax liabilities of $1,634,000 and a valuation allowance of $294,000	—
Intangible assets	3,666,317
Goodwill	3,754,586

Total assets acquired	9,777,161
Accounts payable	259,454
Accruals	537,521
Deferred tax liability	95,000
Long-term debt	225,600

Total liabilities assumed	1,117,575

Net assets acquired	$8,659,586

       Of the $3,666,317 of acquired intangible assets, $250,000 was assigned to a registered trademark that is not subject to amortization. The remaining $3,416,317 of acquired intangible assets is capitalized software and has a weighted-average useful life of approximately 3.67 years at September 30, 2004.

       Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company as a result of the merger, any future products that may arise from the related technology, as well as the skilled and specialized workforce acquired. The goodwill amount is not deductible for tax purposes.

       The results of operations of Ultravisual have been included in the statement of operations since May 30, 2003.

       The following unaudited pro forma information shows the results of operations for 2002 and 2003 as if the Merger had occurred at the beginning of 2002. This data is not indicative of the results of

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations that would have arisen if the Merger had occurred at an earlier date. Moreover, this data is not intended to be indicative of future results of operations.

	Year Ended
	December 31,

	2002	2003

Revenue	$12,821,147	$23,316,490
Net loss	$12,097,552	$14,088,201
Loss per share:
Basic and diluted	$(0.56)	$(0.68)

4. Intangible Assets

       Intangible assets are summarized as follows:

		December 31, 2002		December 31, 2003		September 30, 2004
	Weighted
	Average	Gross		Gross		Gross
	Amortization	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Period (Years)	Amount	Amortization	Amount	Amortization	Amount	Amortization

Purchased software	5.0	$—	$—	$4,166,317	$(486,073)	$4,166,317	$(1,111,023)
Goodwill	n/a	—	—	3,754,586	—	3,754,586	—
Ultravisual trademark	n/a	—	—	250,000	—	250,000	—
Developed software	1.25	73,421	(18,322)	412,636	(97,024)	438,546	(359,617)

		$73,421	$(18,322)	$8,583,539	$(583,097)	$8,609,449	$(1,470,640)

       Amortization expense was $18,322, $564,775, $350,734, and $887,543 for the years ended December 31, 2002 and 2003 and for the nine-month periods ended September 30, 2003 and 2004, respectively. In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, the Company uses the straight-line method of amortization because it generates greater period expense than the percent of future revenues method. Estimated aggregate amortization expense for each of the next five years is as follows:

October 1, 2004 through September 30, 2005	$911,990
October 1, 2005 through September 30, 2006	833,268
October 1, 2006 through September 30, 2007	833,268
October 1, 2007 through September 30, 2008	555,697
October 1, 2008 through September 30, 2009	—

Total	$3,134,223

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Property and Equipment

       The balances of major classes of property and equipment were as follows:

		December 31,
	Estimated			September 30,
	Useful Lives	2002	2003	2004

Computer and other equipment	3 years	$1,149,392	$2,676,690	$3,540,315
Furniture and fixtures	5 years	925,877	1,113,665	1,117,733
Software	3 years	377,982	604,928	738,298
Leasehold improvements	5 years	85,983	157,776	157,776
Third-party components leased to customers	5 - 7 years	13,745,602	14,334,502	11,924,291

		16,284,836	18,887,561	17,478,413
Less accumulated depreciation and amortization		(3,338,599)	(7,163,073)	(8,982,260)

		$12,946,237	$11,724,488	$8,496,153

       For the years ended December 31, 2002, and 2003 and the nine-month periods ended September 30, 2003 and 2004, the Company entered into capital lease arrangements for computer equipment totaling $2,695,400, $107,000, $107,000 and $0, respectively.

6. Major Customers and Related Party Transactions

       Ascension Health is the beneficial owner of 7,017,544 shares of Series E preferred stock. Revenue associated with hospitals controlled by Ascension Health accounted for approximately 8% and 35% of total revenue during 2003 and the nine month period ended September 30, 2004, respectively, representing the only customer with greater than a ten percent share of total revenue during the nine month period ended September 30, 2004. As of September 30, 2004, Ascension Health and one of its affiliates held warrants to purchase up to 300,500 and 250,000 shares of common stock at exercise prices of $0.67 and $0.81, respectively.

       In 2002, the Company had three customers who accounted for approximately 23%, 22% and 10% of total revenue. In 2003, the Company had two customers who accounted for approximately 14% and 18% of total revenue.

       During 2001, the Company entered into a consulting agreement with a company associated with one of the Company’s board members. The Company paid $46,476, $11,000, $11,000, and $59,150 of consulting fees under this agreement during the years ended December 31, 2002 and 2003, and during the nine-month periods ended September 30, 2003 and 2004, respectively. As of June 8, 2004, the board member resigned from the Company’s Board of Directors.

7. Licensing Agreements

       In February 1999, the Company entered into a license and royalty agreement with the University of Alabama at Birmingham Research Foundation (“UABRF”) for the right to sell, lease, subscribe, license or sublicense certain technology and know-how as a component or part of its UltraStructure software license. Under the terms of the license agreement, the Company paid a licensing fee of $5,000 and transferred an aggregate of 600,000 shares of common stock to UABRF. The Company is obligated to pay royalties of 5% of gross revenues collected from the sale, lease, subscription, licensing or sublicensing of certain products

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that are based upon the technology and know-how licensed from UABRF. This royalty percentage declines 1% per year on the anniversary date of the agreement until it reaches 1%. For the royalty years beginning on February 16, 2004, total annual royalty payments are capped at $200,000. Such royalty payments shall be no less than $5,000 each calendar year and are not to exceed $2,500,000 in the aggregate. The Company has paid a total of $39,325 in connection with this agreement as of September 30, 2004.

8. Savings and Retirement Plans

       The Company has established a 401(k) Plan (the “Plan”) for all eligible employees pursuant to Section 401(k) of the Internal Revenue Code. The Plan allows employees to contribute up to a maximum amount of $11,000, $12,000, and $13,000 annually for 2002, 2003 and 2004 respectively. The Company does not match employee contributions to the Plan.

       On May 30, 2003, the Company adopted the Ultravisual 401(k) Plan (the “Ultravisual Plan”) for all former Ultravisual employees. The Ultravisual Plan was established pursuant to Section 401(k) of the Internal Revenue Code. The Plan allows former Ultravisual employees to contribute up to a maximum amount of $12,000 annually for 2003. The Company formerly matched employee contributions based on a discretionary percentage of employee contributions that was determined on an annual basis. Total matching contributions to the Plan were $27,178, $7,314 and $10,212 during the year ended December 31, 2003 and the nine-month periods ended September 30, 2003 and 2004, respectively. As of April 1, 2004, the Company ceased matching contributions under the Ultravisual Plan.

9. Income Taxes

       The Company has not had taxable income since incorporation and, therefore, has not paid any income tax. Significant components of deferred taxes at December 31, 2002 and 2003 and September 30, 2004 are as follows:

	December 31,
			September 30,
	2002	2003	2004

Deferred tax assets (liabilities):
Net operating loss carryforward	$8,830,132	$14,244,387	$15,361,258
Depreciation	(754,206)	(1,196,113)	(279,106)
Research credit carryforward	18,915	71,349	71,349
Bad debts	—	18,500	27,750
Accrued compensation	—	96,872	78,138
Stock based compensation	—	—	122,792
Deferred revenue	—	751,645	1,318,515
Acquired software	—	(1,478,466)	(1,159,663)
Trademark	—	(95,000)	(95,000)
Other	—	3,237	3,019

	8,094,841	12,416,411	15,449,052
Valuation allowance	(8,094,841)	(12,511,411)	(15,544,052)

Net deferred tax liability	$—	$(95,000)	$(95,000)

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Because the majority of the deferred tax assets relate to net operating loss (NOL) carryforwards that can only be realized if the Company is profitable in future periods and because the company has never been profitable in the past, it is uncertain whether the Company will realize any tax benefit related to the net operating loss carryforward. Accordingly, the Company has provided a valuation allowance against the net deferred tax assets due to uncertainties as to their ultimate realization. The valuation allowance will remain at the full amount of the deferred tax asset until it is more likely than not that the related tax benefits will be realized through deduction against taxable income during the carryforward period. The net operating loss and research credit carryforwards expire at various times through 2024. In the event of certain ownership changes, the Tax Reform Act of 1986 imposes restrictions on the amount of net operating loss and research credit carryforwards that the Company may use in any year. Due to recent stock issuances, it is possible that such limitations could currently apply. The Company has not performed a detailed analysis on its ability to use these net operating loss and research credit carryforwards. However, it is not anticipated that any such analysis would have a material impact on the balance sheet as a result of offsetting changes in the deferred tax valuation allowance. At September 30, 2004, the Company had net operating loss carryforwards of approximately $41.5 million.

       A reconciliation of the income tax benefit computed using the statutory rate of 34% to the tax provision reported in the statements of operations is as follows:

	For the Years Ended		For the Nine Months
	December 31,		Ended September 30,

	2002	2003	2003	2004

			(Unaudited)
Tax benefit computed at the statutory rate	$(2,830,723)	$(3,862,163)	$(3,209,524)	$(2,811,678)
State taxes, net of federal tax benefit	(249,770)	(340,779)	(283,193)	(248,089)
Increase (decrease) in tax from:
Change in deferred tax valuation allowance	3,042,901	4,122,570	3,071,343	3,032,641
Permanent differences	37,592	28,655	21,491	24,925
Other	—	51,717	399,883	2,201

Benefit for income taxes	$—	$—	$—	$—

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Debt

       Long-term debt consists of the following:

	December 31,
			September 30,
	2002	2003	2004

Secured promissory note payable to finance company in 60 monthly installments of $44,619, including interest at 10.0%, due in December 2006, secured by hardware and software at customer site with a net book value at September 30, 2004 of $598,000	$1,788,949	$1,382,795	$1,074,811
Secured promissory note payable to finance company in 60 monthly installments of $38,139, including interest at 9.88%, due in March 2007, secured by hardware and software at customer site with a net book value at September 30, 2004 of $814,000	1,583,088	1,267,812	1,010,140
Secured promissory note payable to bank in 58 monthly installments of $11,325, including interest at 4.76%, final payment of $9,807 in September 2007, secured by hardware and software at customer site with a net book value at September 30, 2004 of $447,000	584,528	474,063	387,701
Secured promissory note payable to bank in 54 monthly installments of $82,824, including interest at 6.13%, due in June 2007, secured by hardware and software at customer site with a net book value at September 30, 2004 of $2,196,000	3,830,975	3,070,170	2,466,620
Promissory note to governmental agency payable in 57 monthly installments of $4,880, including interest at 4.0%, final payment of $4,323 in October 2007 (assumed in Ultravisual merger)	—	207,261	169,110
Promissory notes to various purchasers under a subordinated debt agreement payable in quarterly installments starting June 25, 2005, net of discount of $720,316 at September 30, 2004	—	—	3,262,162

Total debt	7,787,540	6,402,101	8,370,544
Current portion	(1,592,747)	(1,740,583)	(2,134,233)

Long-term debt, less current portion	$6,194,793	$4,661,518	$6,236,311

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Future maturities of long-term debt are as follows as of September 30, 2004:

October 1, 2004 — September 30, 2005	$2,134,233
October 1, 2005 — September 30, 2006	2,916,314
October 1, 2006 — September 30, 2007	3,305,918
October 1, 2007 — September 30, 2008	14,079

$8,370,544

       The Company entered into a loan and security agreement with a bank dated April 30, 2004 which was amended as of July 31, 2004, under which the Company can borrow up to $4.0 million subject to certain restrictions. Interest accrues at the prime rate plus 1.5% to 2.0%, depending on net income. There were no amounts outstanding under this agreement at September 30, 2004. This line of credit expires April 30, 2006, at which time all advances will be due and payable.

       On June 25, 2004, the Company issued $4.0 million of promissory notes to three purchasers under one subordinated debt agreement. The subordinated debt agreement incorporates by reference certain of the restrictions contained in the loan and security agreement, as amended, referred to in the preceding paragraph. In addition, the Company is required to redeem the notes starting July 25, 2005, at which time the Company is required to begin payment of eight quarterly installments of principal of $300,000. The notes expire June 25, 2007 at which time all outstanding principal and accrued interest will be immediately due and payable. Interest accrues at 8.25% through June 25, 2006 and at 10% from that date until June 25, 2007. In connection with the notes, the Company issued 1,052,632 warrants to purchase common stock at an exercise price of $0.57 per share. The warrants vested upon execution of the subordinated debt agreement. The proceeds from the $4.0 million promissory notes were allocated to the carrying value of the notes and the warrants issued based on their relative fair values, resulting in the recognition of a debt discount of $800,000, which the Company will recognize as additional interest expense over the term of the notes using the interest method. Two of the three purchasers are affiliated with Company stockholders.

       During 2002, the Company entered into a short-term secured promissory note to finance its equipment investment at a customer site in the amount of $2,456,532. This note served as interim equipment financing before customer acceptance of the Company’s solution. The interest rate was the bank’s prime rate (4.75% through November 6, 2002 and 4.25% through December 31, 2002). This note was paid in full in December 2002 with a portion of the $3,900,000 of proceeds related to the permanent financing of the equipment.

       The Company paid interest in the amount of $566,539, $897,472, $683,269, and $724,998 for the years ended December 31, 2002 and 2003 and the nine-month periods ended September 30, 2003 and 2004, respectively.

11. Capital Lease Obligations

       In July 2002, the Company completed financing of third-party hardware and software related to one of its customer sites under a sale-leaseback arrangement with a finance company. The third-party hardware and software was sold to a finance company for $2,647,639. Proceeds from the finance company were received in cash. The cash received was used to pay for the third-party hardware and software. The transaction has been accounted for as a capital lease, wherein the hardware and software remain on the Company’s books and will continue to be depreciated. The lease has a term of 57 months. The Company has the option to renew the lease at the end of the lease term, the option to prepay the lease after two years and the option to purchase the hardware and software at the end of the lease at its fair value.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       During 2003, the Company entered into agreements for certain office and computer equipment that are classified as capital leases. Accumulated amortization of the leased equipment at December 31, 2002, and 2003 and September 30, 2004 was $47,761, $119,588, and $177,619, respectively. Amortization of assets under capital leases is included in depreciation expense.

       The future minimum lease payments required under the leases and the present value of the net minimum lease payments as of September 30, 2004, are as follows:

October 1, 2004 through September 30, 2005	$797,874
October 1, 2005 through September 30, 2006	768,728
October 1, 2006 through September 30, 2007	382,028
October 1, 2007 through September 30, 2008	2,574

Total minimum lease payments	1,951,204
Loan closing costs	(19,198)

Net total minimum lease payments	1,932,006
Amount representing interest	(292,633)

Present value of net minimum lease payments	1,639,373
Current maturities of capital lease obligations	(609,418)

Long-term capital lease obligations	$1,029,955

12. Stockholders’ Equity

Authorized Capital

       On May 30, 2003, in conjunction with the Merger, the Company’s authorized $0.001 par value common stock was increased to 151,000,000 shares and the Company’s authorized $0.001 par value preferred stock was increased to 74,365,000 shares. On June 25, 2003, in conjunction with the Series E preferred stock private placement, the Company’s authorized $0.001 par value common stock was increased to 165,050,000 shares and the Company’s authorized $0.001 par value preferred stock was increased to 88,415,000 shares.

Common Stock

       During 2002 and 2003 and the nine month period ended September 30, 2004 the Company issued zero, 28,300 and 59,995 shares of common stock, respectively, in conjunction with the exercise of employee stock options.

Common Stock Restrictions

       Under the stockholder agreement, which will automatically terminate upon an initial public offering, no common stockholder party thereto may sell common shares without offering the shares first to the Company, and then to the other parties to the stockholder agreement, on the same terms as the proposed transfer.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series A Preferred Stock Private Placement

       Pursuant to a private placement in January 2000, the Company issued 5,965,000 shares of Series A preferred stock at $0.2514669 per share. The total consideration received was $1,438,543, net of issuance costs of $61,457.

Series B Preferred Stock Private Placement

       On June 26, 2000, October 24 and October 30, 2000, the company issued 22,538,597 shares of Series B preferred stock at $0.57 per share. The total consideration received was $12,706,700, net of issuance costs of $140,300.

Series C Preferred Stock Private Placement

       On October 2, 2001, November 15, 2001, and March 15, 2002, the Company issued 27,433,370 shares of Series C preferred stock at $0.4275 per share. The total consideration received was $11,515,463, net of issuance costs of $212,301. In 2001, consideration of $6,480,757 was received for 15,159,667 shares. The closing of the second tranche of the Series C preferred stock private placement occurred on March 15, 2002 and consisted of 12,273,703 shares that were issued for $5,243,545, net of issuance costs of $3,462. These amounts are included in the total amounts above.

Series D Preferred Stock Private Placement

       In conjunction with the Ultravisual merger (see Note 3), the Company issued 13,727,358 shares of Series D preferred stock. The shares were valued at $0.4275 per share.

Series E Preferred Stock Private Placement

       On June 25, 2003 and July 25, 2003, the Company issued 14,035,087 shares of Series E preferred stock at $0.4275 per share. The total consideration received was $5,889,378, net of issuance costs of $110,622.

Series B-1 Preferred Stock Issuance

       In conjunction with the closing of the Series C preferred stock private placement on the dates mentioned above, a new class of preferred stock was issued to former Series B preferred stockholders that did not fully participate in the Series C preferred stock private placement. The Series B-1 preferred stock has the same rights and privileges as the Series B preferred stockholders had before the closing of the Series C preferred stock private placement.

Redemption Rights of Series B, B-1, C and E Preferred Stock

Series B and B-1 Preferred Stock

       From June 1, 2006 to December 1, 2006, upon ninety days prior written notice, a majority of the holders of the then outstanding stock may require the Company to redeem up to thirty-three and one-third percent of the holder’s Series B and B-1 preferred stock at the Series B original issue price plus any and all declared but unpaid dividends. From June 1, 2007 to December 1, 2007, upon ninety days prior written notice, such holders may require the Company to redeem up to fifty percent of the holder’s Series B and B-1 preferred stock at the Series B original issue price plus any and all declared but unpaid dividends. Beginning June 1, 2008, upon ninety days prior written notice, such holders may require the Company to redeem all or any part of that holder’s Series B and B-1 preferred stock at the Series B original issue price plus any and all declared but unpaid dividends.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series C Preferred Stock

       From June 1, 2007 to December 1, 2007, upon ninety days prior written notice, a majority of the holders of the then outstanding stock may require the Company to redeem up to thirty-three and one-third percent of the holder’s Series C preferred stock at the Series C original issue price plus any and all declared but unpaid dividends. From June 1, 2008 to December 1, 2008, upon ninety days prior written notice, such holders may require the Company to redeem up to fifty percent of the holder’s Series C preferred stock at the Series C original issue price plus any and all declared but unpaid dividends. Beginning June 1, 2009, upon ninety days prior written notice, such holders of stock may require the Company to redeem all or any part of that holder’s Series C preferred stock at the Series C original issue price plus any and all declared but unpaid dividends.

Series E Preferred Stock

       From June 1, 2008 to December 1, 2008, upon ninety days prior written notice, a majority of the holders of the then outstanding stock may require the Company to redeem up to thirty-three and one-third percent of the holder’s Series E preferred stock at the Series E original issue price plus any and all declared but unpaid dividends. From June 1, 2009 to December 1, 2009, upon ninety days prior written notice, such holders may require the Company to redeem up to fifty percent of the holder’s Series E preferred stock at the Series E original issue price plus any and all declared but unpaid dividends. Beginning June 1, 2010, upon ninety days prior written notice, such holders may require the Company to redeem all or any part of that holder’s Series E preferred stock at the Series E original issue price plus any and all declared but unpaid dividends.

Dividend Rights

Series A Preferred Stock

       Series A preferred stockholders are entitled to receive cumulative dividends at the annual rate of 6% of the Series A original issue price, when and if declared by the Company’s Board of Directors. These dividends are also preferred in that if a dividend is declared but not fully paid, the deficiency shall first be fully paid before any dividend or other distribution shall be paid or declared on the common stock. Unpaid dividends do not bear or accrue interest. No dividends have been declared.

Series B, B-1, C, D and E Preferred Stock

       Series B, B-1, C, D and E preferred stockholders are entitled to receive cumulative and preferred dividends at the annual rate of 5% of the Series B, B-1, C, D and E original issue prices, respectively, when and if declared by the Company’s Board of Directors. No dividends will be paid for any of these classes of stock without a like dividend being paid on the remaining four classes of stock. Unpaid dividends shall not bear or accrue interest. No dividends have been declared.

       In addition, holders of Series B, B-1, C, D and E preferred shares will receive a proportionate share of any non-cash dividends (securities of other persons, evidences in indebtedness issued by the Company or other persons, assets or options or rights to purchase any such security) paid as though the holders of the Series B, B-1, C, D and E preferred stock were the holders of the number of shares of common stock into which their respective shares are convertible into as of the record date for the determination of the holders of common stock entitled to receive such distribution.

       In the event dividends are paid on any shares of common stock, an additional dividend will be paid with respect to all outstanding shares of Series B, B-1, C, D and E preferred stock in an amount per share equal to the amount paid or set aside for each share of common stock.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidation Preferences

Series A Preferred Stock

       Upon the liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock will receive an amount equal to the original issue price for each share of Series A preferred stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all declared but unpaid dividends on such shares for each share of Series A preferred stock then held, in preference to any distribution to the holders of common stock. Liquidation rights of the Series A preferred stock holders are subordinate to the liquidation rights and preferences of the holders of Series B, B-1, C, D and E preferred stock. Also, holders of Series A preferred stock cannot further participate in the distribution of the assets or surplus funds of Emageon past the original issue price of their Series A preferred stock.

Series D Preferred Stock

       Upon the liquidation, dissolution, or winding up of the Company, the holders of Series D preferred stock will receive $0.7708 for each share of Series D preferred stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all declared but unpaid dividends on such shares for each share of Series D preferred stock then held, in preference to any distribution to the holders of Series A preferred stock and common stock.

       Liquidation rights of the Series D preferred stock holders are subordinate to the liquidation rights and preferences of the holders of Series B, B-1, C and E preferred stock. Also, holders of Series D preferred stock cannot further participate in the distribution of the assets or surplus funds of the Company past the liquidation preference price of $0.7708 of their Series D preferred stock.

Series B, B-1 and C Preferred Stock

       Upon liquidation, dissolution, or winding up of the Company, Series B, B-1, and C preferred stockholders will receive prior and in preference to any distribution to holders of Series A and D preferred stock and common stock, and on a pro rata basis with holders of Series B, B-1 and C preferred stock, respectively, an amount equal to the original issue price (or, in the case of Series C stock $0.534375) for each share of stock held by them (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all declared but unpaid dividends. If the amount of available funds and assets to be distributed is insufficient to permit the payment of the aforementioned amounts, then all holders of Series B, B-1, C and E preferred stock will receive available funds and assets based on their ownership. Any assets remaining once the preferential payments are made will be paid on a pro rata basis to Series B, B-1 and C preferred stockholders and Series E preferred stockholders (under certain circumstances) as well as common stockholders.

Series E Preferred Stock

       Upon liquidation, dissolution, or winding up of the Company, if the available funds and assets to be distributed among the stockholders is less than or equal to $61 million, the holders of the Series E Preferred Stock will receive prior and in preference to any distribution to holders of Series A and D preferred stock and common stock, and on a pro rata basis with holders of Series B, B-1 and C preferred stock, an amount equal to the original issue price for each share of stock held by them (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all declared but unpaid dividends. If the amount of available funds and assets to be distributed is insufficient to permit the payment of the aforementioned amounts, then all holders of Series B, B-1, C and E preferred stock will receive available funds and assets based on their ownership. Any assets remaining once the preferential

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payments are made will be paid on a pro rata basis to Series B, B-1 and C preferred stockholders as well as common stockholders.

       If the available funds and assets to be distributed among the stockholders is greater than $61 million and the calculated share price is less than or equal to $0.4275, the holders of the Series E Preferred Stock will receive prior and in preference to any distribution to holders of Series A and D preferred stock and common stock, and on a pro rata basis with holders of Series B, B-1 and C preferred stock, an amount equal to $0.448875 for each share of stock held by them (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all declared but unpaid dividends. If the amount of available funds and assets to be distributed is insufficient to permit the payment of the aforementioned amounts, then all holders of Series B, B-1, C and E preferred stock will receive available funds and assets based on their ownership. Any assets remaining once the preferential payments are made will be paid on a pro rata basis to Series B, B-1 and C preferred stockholders as well as common stockholders.

       If the holders of Series E preferred stock are not entitled to receive a distribution under the two sections above, the holders of the Series E preferred stock will receive prior and in preference to any distribution to holders of Series A and D preferred stock and common stock, and on a pro rata basis with holders of Series B, B-1 and C preferred stock, an amount equal to $0.092639 for each share of stock held by them (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all declared but unpaid dividends. If the amount of available funds and assets to be distributed is insufficient to permit the payment of the aforementioned amounts, then all holders of Series B, B-1, C and E preferred stock will receive available funds and assets based on their ownership. Any assets remaining once the preferential payments are made will be paid on a pro rata basis to Series B, B-1, C and E preferred stockholders as well as common stockholders.

Conversion Rights for Series A, B, B-1, C, D and E Preferred Stock

       Each holder of each class of preferred stock has the right to convert their shares of preferred stock into fully paid and nonassessable shares of common stock based on a conversion price. The conversion price is initially the original issue prices for the Series A, B-1, C and E preferred stock, $0.4275 per share for the Series B preferred stock and $0.7708 per share for the Series D preferred stock and is subject to change based on criteria outlined in the Amended and Restated Certificate of Incorporation in effect as of December 31, 2003, such as the occurrence of a stock dividend, combination or split or a Qualifying initial public offering.

       Each class of preferred stock would automatically be converted into common stock under either of the following circumstances: (i) the occurrence of a majority vote of any class of preferred stock (voting as a class) and (ii) immediately prior to the closing of a qualifying initial public offering.

       At September 30, 2004, 94,050,000 shares of common stock were reserved in conjunction with the conversion rights of the preferred stockholders.

Voting Rights for Series A, B, B-1, C, D and E Preferred Stock

       Each holder of shares of any series of preferred stock has the right to one vote for each share of common stock the holder would be entitled to based on the conversion factor in place at that time. Each holder of preferred stock has full voting rights and powers equal to the voting rights and powers of the holders of common stock and shall be entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warrants

       During 2002, the Company issued warrants to purchase 300,000 shares of common stock at $0.81 per share. The warrants were issued as partial consideration for the Company to have the right to use customers’ sites for demonstration purposes. The fair value of the warrants issued was estimated using the Black-Scholes method with the following assumptions: dividend yield of zero percent, risk-free interest rate of 4.5%, expected volatility of 70.87% and expected life of five years. Based on this analysis, the value of the warrants is $0. As of September 30, 2004, 262,500 of these warrants were vested.

       During 2003, the Company issued warrants in conjunction with the Ultravisual Merger (see note 3). The warrants do not have an expiration date and are only cancelable in the event of a qualifying IPO by Emageon. This feature causes the weighted average remaining contractual life to be undeterminable (see the warrants outstanding table below).

       On June 25, 2004, in conjunction with the issuance of $4.0 million of promissory notes to various purchasers under one subordinated debt agreement, the Company issued a warrant to purchase 1,052,632 shares of common stock with an exercise price of $0.57 per share. The warrants vested upon execution of the subordinated debt agreement. The fair value of the warrants issued was $0.95 per share and was estimated using the Black-Scholes method with the following assumptions: fair value of the common stock of $1.30 per share, dividend yield of zero percent, risk-free interest rate of 3.2%, expected volatility of 70.87% and expected life of four years. The proceeds from the $4.0 million promissory notes were allocated to the carrying value of the notes and the warrants issued based on their relative fair values, resulting in the recognition of a debt discount of $800,000, which the Company will recognize as additional interest expense over the term of the notes using the interest method.

       In conjunction with a customer agreement signed in May 2004, the Company issued a warrant to purchase 300,500 shares of common stock at an exercise price of $0.67 per share. These warrants vested upon execution of the agreement. The fair value of the warrants issued was $0.82 per share and was estimated using the Black-Scholes method with the following assumptions: fair value of the common stock of $1.30 per share, dividend yield of zero percent, risk-free interest rate of 3.2%, expected volatility of 70.87% and expected life of 2.5 years. The warrants are recorded at a fair value of $246,410 and classified in prepaid expenses and other current assets in the balance sheet. This amount is being recorded as a sales discount over the life of the agreement.

       A summary of warrant activity and related information is detailed below:

	Years Ended December 31,

					Nine Months Ended
	2002		2003		September 30, 2004

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Common stock warrants at beginning of period	8,614,606	$0.67	6,372,760	$0.71	11,155,067	$0.41
Forfeited	(2,541,846)	0.57	—	—	—	—
Exercised	—	—	—	—	—	—
Granted	300,000	0.81	4,782,307	0.02	1,353,132	0.59

Outstanding at end of period	6,372,760	$0.71	11,155,067	$0.41	12,508,199	$0.44

Exercisable at end of period	5,972,760	$0.71	6,333,108	$0.70	7,811,240	$0.68

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       A summary of warrants outstanding, the related exercise prices and their remaining contractual terms as of September 30, 2004 is as follows:

		Weighted Average
Range of prices	Number	Remaining Contractual Life

Common Warrants
$0.001	4,559,459	Undeterminable
$0.20	34,046	1.3 years
$0.44 to $0.67	4,083,781	4.0 years
$0.81	3,830,913	1.2 years

Total Common Warrants	12,508,199
Preferred Warrants
$0.20	33,021	1.3 years
$0.44	183,117	2.3 years

Total Preferred Warrants	216,138

Total Warrants Outstanding	12,724,337

13. Stock Options

       In 2000, the Company established two Stock Option Plans (the “Plans”) as a means to attract, motivate and retain key employees and directors. The Compensation Committee of the Board of Directors administers and interprets the Plans and is authorized to grant options to all eligible employees of Emageon and non-employee directors and consultants. The Plans provide for incentive stock options and non-qualified stock options, which are, in general, granted under the Plans on such terms and at such prices as determined by the Compensation Committee.

       Options granted under the Plans during 2002, 2003 and the nine months ended September 30, 2004 vest over three years and are exercisable for a period of ten years.

       At September 30, 2004, 19,379,205 shares of common stock were reserved in conjunction with the authorized stock options.

       Pro forma information regarding results of operations is required by SFAS No. 123 as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of the grant using the minimum value method with the following weighted average assumptions for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004: dividend yield of zero percent, risk-free interest rates of 4.4%, 3.2% and 3.0% for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, respectively, and expected life of five years for the years ended December 31, 2002 and 2003 and ten years for the nine months ended September 30, 2004.

       The Company applies APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for fixed stock options granted to employees, where the strike price of the option equals or exceeds the fair value of the underlying common stock on the grant date.

       The weighted average grant date fair values of options granted to employees under all stock option plans during the years ended December 31, 2002 and 2003 and the nine months ended September 30,

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004 were $0.00, $0.00 and $0.72, respectively. During 2002 and 2003, options were granted under these plans at exercise prices greater than market value of the Company’s stock on the date of grant. During the nine months ended September 30, 2004, options were granted under these plans at exercise prices less than market value of the Company’s stock on the date of grant.

       A summary of stock option activity and related information is detailed below.

	Years Ended December 31,

					Nine Months Ended
	2002		2003		September 30, 2004

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options at beginning of period	8,599,711	$0.45	10,718,711	$0.47	14,681,361	$0.50
Forfeited	(203,500)	0.44	(126,550)	0.55	(330,005)	0.50
Exercised	—	—	(28,300)	0.53	(59,995)	0.57
Granted	2,322,500	0.57	4,117,500	0.57	3,003,250	0.67

Outstanding at end of period	10,718,711	$0.47	14,681,361	$0.50	17,294,611	$0.53

Exercisable at end of period	4,703,883	$0.47	8,070,811	$0.47	9,805,516	$0.49

       Further information relating to stock option plans outstanding at September 30, 2004 is as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise Prices	Number	Contractual Life	Price	Number	Price

$0.21 to $0.25	3,130,000	6.69 years	$0.22	2,404,975	$0.23
$0.57 to $0.67	14,164,611	7.73 years	0.59	7,400,541	0.57

	17,294,611	7.54 years	$0.53	9,805,516	$0.49

EMAGEON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. Operating Leases

       On January 1, 2000, the company entered into an operating lease agreement for office space that terminated on October 22, 2003. Effective September 28, 2000, the Company subleased the aforementioned office space to a company and entered into another sublease agreement with that same company for office space that terminates on December 31, 2004. The Company also leases additional office space and computer equipment under additional leases. The Company recognized rent expense during the years ended December 31, 2002 and 2003 and nine-month periods ended September 30, 2003 and 2004 of $372,357, $648,927, $506,879, and $449,430, respectively. The total amount of operating lease payments remaining under these leases as of September 30, 2004 is as follows:

October 1, 2004 through September 30, 2005	$546,819
October 1, 2005 through September 30, 2006	685,709
October 1, 2006 through September 30, 2007	583,209
October 1, 2007 through September 30, 2008	597,716
October 1, 2008 through September 30, 2009	612,832
October 1, 2009 through September 30, 2010	314,464

$3,340,749

15. Rentals Under Operating Leases

       Revenue associated with rentals under operating leases was approximately $1,536,000, $2,004,000, $1,484,000 and $1,619,000 for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004 and 2003, respectively.

       The following is a schedule by year of minimum future rental income under noncancelable operating leases of computer hardware as of September 30, 2004:

October 1, 2004 through September 30, 2005	$2,380,604
October 1, 2005 through September 30, 2006	2,446,174
October 1, 2006 through September 30, 2007	1,152,032

Total minimum future rentals	$5,978,810

Enterprise

Medical Image Management and Clinical Analysis

MULTI-SITE
Home
Hospital 1
Hospital (n)
Offices
Clinics
MULTI-MODALITY
Digital Radiography
Computed Radiography
Ultrasound
Angiography
CT
MRI
Digital Mammography
Nuclear Medicine
Radiography & Fluoroscopy
MULTI-SPECIALTY
Radiology
Nuclear Medicine
Surgery
Cardiology
Orthopedics
Pathology
Neurology
Pulmonology
ENTERPRISE
Medical Image Management & Clinical Analysis Software
UltraVisual
UltraStructure
UltraConnect
Open Standards-Based Configuration
High Availability/ Fault Tolerant System
MULTI-INTEGRATION
Hospital Information System
Clinical Information Systems
Modalities
Order Entry & Scheduling
Electronic Medical Record

5,000,000 Shares

Common Stock

PROSPECTUS

           , 2005

Wachovia Securities

Piper Jaffray

Raymond James

Friedman Billings Ramsey

       Until                     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

       The following is a list of anticipated expenses in connection with the issuance and distribution of the securities being registered. All amounts other than the SEC and NASD fees are estimated.

SEC registration fee		$10,828
NASD fee		8,625
Nasdaq listing fee		*
Printing costs		*
Legal fees		*
Accounting fees		*
Transfer Agent fees		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be supplied by amendment.

Item 14.	Indemnification of Directors and Officers.

       As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our amended and restated certificate of incorporation includes a provision eliminating the personal liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends and unlawful stock purchases and redemptions or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that the company shall indemnify any director or officer of the company who was, is or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the company to the fullest extent permitted by the Delaware General Corporation Law.

       We intend to enter into agreements with our directors and executive officers that require the company to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the company or any of its affiliates. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the company regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

       The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the company, its directors, and certain of its officers for liabilities arising under the Securities Act of 1933, as amended, or otherwise.

       We maintain a directors’ and officers’ insurance and company reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the company for those losses for which the company has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering. One of our directors is also insured against certain losses or liabilities that he may incur in his capacity as a director under an insurance policy maintained by a third party.

Item 15.	Recent Sales of Unregistered Securities.

       The following information relates to all securities issued or sold by us in the last three years that were not registered under the Securities Act.

       Since November 15, 2001, we have granted stock options to purchase 1,657,561 shares of common stock with exercise prices ranging from $1.73 to $7.17 per share, to employees, directors and consultants pursuant to our stock option plans. During the same period, we issued an aggregate of 26,402 shares of our common stock pursuant to the exercise of stock options issued pursuant to our stock option plans. Each of the stock certificates we issued in such transactions contained a restrictive legend permitting transfer of the securities only upon registration under the Securities Act or pursuant to an exemption from registration. We claimed exemption from registration under the Securities Act for the sales and issuances of such securities under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

       We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described below by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Regulation D represented that they were accredited investors as defined under the Securities Act. All other purchasers for which we relied on Section 4(2) represented, or were determined by us to have had, the requisite knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of their investment in us. In addition, in each such issuance, (a) the purchasers represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about us or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

•	On November 15, 2001, we issued 2,885,964 shares of our Series C Preferred Stock (convertible into 349,807 shares of common stock) to Portrush Group, LLC, Treble Range Partners II, LLC, Bruno Family Equity, LP, Allied Bruce Terminex Companies, Inc., Lonnie McMillian, and Milton McGregor for an aggregate cash consideration of $1,233,749.61.

•	On March 15, 2002 we issued 12,273,703 shares of our Series C Preferred Stock (convertible into 1,487,697 shares of common stock) to investors, including but not limited to STF Institutional Partners II, L.P. and certain of its affiliates, Delta Venture Partners I, L.P., Jemison Investment Company Co., Harbinger/Aurora QP Venture Fund, L.L.C., and Harbinger/Aurora Venture Fund, L.L.C. for an aggregate cash consideration of $5,247,007.12.

•	As of March 31, 2002, we issued a warrant to purchase up to 30,303 shares of common stock at an exercise price of $6.68 per share to St. Vincent’s Hospital, which warrant expires on March 31, 2007.

•	On September 9, 2002, we issued a warrant to purchase up to 6,060 shares of common stock at an exercise price of $6.68 per share to Southeast Missouri Hospital Association, which warrant expires on September 30, 2007.

•	In connection with the May 30, 2003 merger of our wholly-owned subsidiary into Ultravisual Medical Systems Corporation, we issued to the former stockholders of Ultravisual an aggregate of

13,727,358 shares of our Series D Preferred Stock (convertible into 1,663,866 shares of common stock), an aggregate of 1,715,541 shares of common stock, and warrants to purchase up to an aggregate of 544,094 shares of common stock at an exercise price of $0.001 per share. These warrants will expire upon the consummation of this offering.

•	Also in connection with the May 30, 2003 merger with Ultravisual, we issued warrants to purchase up to an aggregate of 27,009 shares of common stock and warrants to purchase up to an aggregate of 216,138 shares of our Series D Preferred Stock (convertible into 26,196 shares of common stock). These warrants were issued to the following persons or entities, with expiration dates and exercise prices noted in parentheses: Rusinow Family Combined Revocable Trust U/A 12/23/99 (expiration date January 1, 2006; exercise price of $1.65 for both common warrants and Series D Preferred warrants), John W. Thompson (expiration date August 8, 2011; exercise price of $3.63 for both common warrants and Series D Preferred warrants), Frederick & Company, Inc. (expiration date March 2, 2006; exercise price of $3.63 for both common warrants and Series D Preferred warrants), and Francis M. Corby, Jr. (expiration date March 2, 2006; exercise price of $0.44 for both common warrants and Series D Preferred warrants), each of which had been a warrant holder or option holder in Ultravisual. In addition, we issued these persons or entities warrants to purchase up to an aggregate of 8,567 shares of common stock at an exercise price of $0.001 per share, which warrants will expire upon the consummation of this offering.

•	On June 25, 2003 we issued 13,099,418 shares of our Series E Preferred Stock (convertible into 1,587,777 shares of common stock) to Ascension Health, CB Healthcare Fund II, L.P., CB-AH Parallel Fund II, L.P., STF Institutional Partners II, L.P. and certain of its affiliates, The Permanente Federation, Kaiser Foundation Hospitals, Harbinger/Aurora QP Venture Fund, L.L.C., and Harbinger/Aurora Venture Fund, L.L.C. for an aggregate cash consideration of $5,600,001.20.

•	On July 25, 2003 we issued 935,669 shares of our Series E Preferred Stock (convertible into 113,398 shares of common stock) to investors including, but not limited to, John W. Thompson, Jeff Rusinow, Jemison Investment Co., Inc., and Miller Investment LLC for an aggregate cash consideration of $399,998.54.

•	On May 5, 2004, we issued a warrant to purchase up to 36,424 shares of common stock at an exercise price of $5.52 per share to Ascension Health, which warrant expires on May 5, 2009.

•	One June 25, 2004, we issued warrants for the purchase of an aggregate of 127,589 shares of common stock at an exercise price of $4.70 per share to Whitecap Alabama Growth Fund I, LLC, Enhanced Alabama Issuer, LLC, and Advantage Capital Alabama Partners I, L.P., which warrants will be exercised effective as of the date of this offering.

Item 16.	Exhibits and Financial Statement Schedules

       (a) Exhibits.

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement.
2	.1**	Agreement and Plan of Merger, dated as of April 30, 2003, by and among Emageon, Inc., Emageon–UV Development Corporation, Ultravisual Medical Systems Corporation and Jeff Rusinow as Stockholders’ Representative.
3	.1**	Amended and Restated Certificate of Incorporation (currently in effect).
3.2		Form of Amended and Restated Certificate of Incorporation (to be effective upon the closing of the offering).
3	.3**	Bylaws of the Registrant (currently in effect).
3.4		Form of Amended and Restated Bylaws (to be effective upon the closing of the offering).
4	.1*	Form of Emageon Inc. common stock certificate.
5	.1*	Opinion of Kilpatrick Stockton LLP.
10	.1**#	Imageon Solutions, Inc. 2000 Equity Incentive Plan.
10	.2**#	Emageon, Inc. 2000 Equity Compensation Plan.
10	.3*#	Emageon Inc. 2005 Equity Incentive Plan.
10	.4*#	Emageon Inc. 2005 Non-Employee Director Stock Incentive Plan.
10	.5**#	Employment Agreement of Charles A. Jett, Jr.
10	.6**#	Employment Agreement of Milton G. Silva-Craig.
10	.7**#	Employment Agreement of W. Randall Pittman.
10	.8**#	Employment Agreement of Mark A. Gehring.
10	.9**#	Employment Agreement of Noel D. Gartman.
10	.10**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10	.11**	Amended and Restated Registration Rights Agreement, dated as of October 2, 2001, by and among Emageon UV, Inc. and certain stockholders, as amended and joined on May 30, 2003 and June 25, 2003.
10	.12†	Enterprise Agreement, dated as of May 5, 2004, by and between Emageon UV, Inc. and Ascension Health.
10	.13**	Lease Agreement, dated as of December 20, 2001, by and between Meadow Brook North, L.L.C. and Emageon UV, Inc.
10	.13A**	Sixth Amendment to Lease Agreement, dated as of July 23, 2004, by and between Meadow Brook North, L.L.C. and Emageon UV, Inc.
10.14		Note and Warrant Purchase Agreement, dated as of June 25, 2004, among Emageon UV, Inc. and Whitecap Alabama Growth Fund I, LLC, Enhanced Alabama Issuer, LLC and Advantage Capital Alabama Partners I, L.P.
10.15		Emageon, Inc. Amended and Restated Stockholders Agreement, dated as of October 2, 2001, among Emageon, Inc. and the stockholders signatory thereto.
10	.15A	Emageon, Inc. First Amendment and Joinder to Amended and Restated Stockholders Agreement, dated as of May 30, 2003, among Emageon, Inc and the stockholders signatory thereto.
10	.15B	Emageon, Inc. Second Amendment and Joinder to Amended and Restated Stockholders Agreement, dated as of June 25, 2003, among Emageon, Inc. and the stockholders signatory thereto.
21	.1**	Subsidiary of Emageon Inc.

Exhibit No.		Description

23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Kilpatrick Stockton LLP.
24.1		Power of Attorney (located on Signature Page of original filing on November 19, 2004).

*	To be filed by amendment.

**	Previously filed on November 19, 2004.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment has been requested for portions of this exhibit.

Item 17.	Undertakings

       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Birmingham, State of Alabama, on the 25th day of January, 2005.

EMAGEON INC.

By:	/s/ CHARLES A. JETT, JR.

Charles A. Jett, Jr.
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 25, 2005.

Signature		Title

/s/ CHARLES A. JETT, JR. Charles A. Jett, Jr.		Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ W. RANDALL PITTMAN W. Randall Pittman		Chief Financial Officer and Treasurer (principal accounting and financial officer)

/s/ ARTHUR P. BEATTIE* Arthur P. Beattie		Director

/s/ RODDY J.H. CLARK* Roddy J.H. Clark		Director

/s/ FRED C. GOAD, JR.* Fred C. Goad, Jr.		Director

/s/ CHRIS H. HORGEN* Chris H. Horgen		Director

/s/ MYLLE H. MANGUM* Mylle H. Mangum		Director

/s/ JOHN W. THOMPSON* John W. Thompson		Director

/s/ HUGH H. WILLIAMSON, III* Hugh H. Williamson, III		Director

*By:	/s/ CHARLES A. JETT, JR. Charles A. Jett, Jr. Attorney-in-fact

S-1

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement.
2	.1**	Agreement and Plan of Merger, dated as of April 30, 2003, by and among Emageon, Inc., Emageon–UV Development Corporation, Ultravisual Medical Systems Corporation and Jeff Rusinow as Stockholders’ Representative.
3	.1**	Amended and Restated Certificate of Incorporation (currently in effect).
3.2		Form of Amended and Restated Certificate of Incorporation (to be effective upon the closing of the offering).
3	.3**	Bylaws of the Registrant (currently in effect).
3.4		Form of Amended and Restated Bylaws (to be effective upon the closing of the offering).
4	.1*	Form of Emageon Inc. common stock certificate.
5	.1*	Opinion of Kilpatrick Stockton LLP.
10	.1**#	Imageon Solutions, Inc. 2000 Equity Incentive Plan.
10	.2**#	Emageon, Inc. 2000 Equity Compensation Plan.
10	.3*#	Emageon Inc. 2005 Equity Incentive Plan.
10	.4*#	Emageon Inc. 2005 Non-Employee Director Stock Incentive Plan.
10	.5**#	Employment Agreement of Charles A. Jett, Jr.
10	.6**#	Employment Agreement of Milton G. Silva-Craig.
10	.7**#	Employment Agreement of W. Randall Pittman.
10	.8**#	Employment Agreement of Mark A. Gehring.
10	.9**#	Employment Agreement of Noel D. Gartman.
10	.10**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10	.11**	Amended and Restated Registration Rights Agreement, dated as of October 2, 2001, by and among Emageon UV, Inc. and certain stockholders, as amended and joined on May 30, 2003 and June 25, 2003.
10	.12†	Enterprise Agreement, dated as of May 5, 2004, by and between Emageon UV, Inc. and Ascension Health.
10	.13**	Lease Agreement, dated as of December 20, 2001, by and between Meadow Brook North, L.L.C. and Emageon UV, Inc.
10	.13A**	Sixth Amendment to Lease Agreement, dated as of July 23, 2004, by and between Meadow Brook North, L.L.C. and Emageon UV, Inc.
10.14		Note and Warrant Purchase Agreement, dated as of June 25, 2004, among Emageon UV, Inc. and Whitecap Alabama Growth Fund I, LLC, Enhanced Alabama Issuer, LLC and Advantage Capital Alabama Partners I, L.P.
10.15		Emageon, Inc. Amended and Restated Stockholders Agreement, dated as of October 2, 2001, among Emageon, Inc. and the stockholders signatory thereto.
10	.15A	Emageon, Inc. First Amendment and Joinder to Amended and Restated Stockholders Agreement, dated as of May 30, 2003, among Emageon, Inc and the stockholders signatory thereto.
10	.15B	Emageon, Inc. Second Amendment and Joinder to Amended and Restated Stockholders Agreement, dated as of June 25, 2003, among Emageon, Inc. and the stockholders signatory thereto.
21	.1**	Subsidiary of Emageon Inc.
23.1		Consent of Ernst & Young LLP.

Exhibit No.		Description

23	.2*	Consent of Kilpatrick Stockton LLP.
24.1		Power of Attorney (located on Signature Page of original filing on November 19, 2004).

*	To be filed by amendment.

**	Previously filed on November 19, 2004.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment has been requested for portions of this exhibit.